                                                Filed Pursuant to Rule 424(b)(2)
                                                    Registration Nos. 333-122422
                                                                      333-109086


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 9, 2005)

                                5,000,000 SHARES

                                  GARDNER LOGO

                                  COMMON STOCK

    We are offering 5,000,000 shares of common stock.


Our common stock is listed on the New York Stock Exchange under the symbol "GDI." On April 28, 2005, the last reported sale price of our common stock was $37.88 per share.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT BEFORE PURCHASING OUR COMMON STOCK.


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                                                            PER SHARE        TOTAL
Public Offering Price                                      $     37.000   $185,000,000
Underwriting Discount                                      $      1.665   $  8,325,000
Proceeds, Before Expenses, to Us                           $     35.335   $176,675,000
--------------------------------------------------------------------------------------


    The underwriters may also purchase up to an additional 750,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover any over-allotments.


Delivery of the shares will be made on or about May 4, 2005.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BEAR, STEARNS & CO. INC.
                                    JPMORGAN
                                                         KEYBANC CAPITAL MARKETS

           The date of this prospectus supplement is April 28, 2005.

                               [INSIDE COVER ART]

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THIS PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE TERMS OF THIS OFFERING AND ALSO ADDS TO AND UPDATES INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE. THE SECOND PART IS THE ACCOMPANYING PROSPECTUS, WHICH PROVIDES FURTHER INFORMATION, SOME OF WHICH MAY NOT APPLY SPECIFICALLY TO THIS OFFERING. GENERALLY, WHEN WE REFER TO THIS "PROSPECTUS," WE ARE REFERRING TO BOTH DOCUMENTS. REFERENCES TO THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS ALSO INCLUDE THE INFORMATION CONTAINED IN DOCUMENTS INCORPORATED BY REFERENCE. TO THE EXTENT THAT INFORMATION APPEARING IN A LATER DOCUMENT IS INCONSISTENT WITH PRIOR INFORMATION, THE LATER STATEMENT WILL CONTROL. IF THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, YOU SHOULD RELY ON THIS PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES, REGARDLESS OF TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

     Unless this prospectus supplement indicates otherwise or the context otherwise requires, references to "we," "our," "us," the "Company," or "Gardner Denver" are to Gardner Denver, Inc., its subsidiaries and their predecessors. References to "Thomas Industries" are to Thomas Industries Inc., its subsidiaries and their predecessors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus and documents we incorporate by reference into this prospectus supplement and accompanying prospectus contain statements that do not directly or exclusively relate to historical facts. Such statements are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

     The following uncertainties and factors, among others (including those set forth under "Risk Factors"), could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements:

        -- our ability to complete the Thomas Industries acquisition and to identify, negotiate and complete future acquisitions;

        -- the speed with which we are able to integrate acquisitions and realize the related financial benefits;

        -- our ability to maintain and to enter into key purchasing, supply and outsourcing relationships;

        --   changes in our purchased material cost, including surcharges;

        -- our ability to effectively manage the transition of iron casting supply to alternate sources and the skill, commitment and availability of such alternate sources;

        -- the successful implementation of other strategic initiatives, including, without limitation, restructuring plans, inventory reduction programs and other cost reduction efforts;

        -- the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for our petroleum products;

        -- changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for our compressor and vacuum products;

        --   pricing of our products;

        -- the degree to which we are able to penetrate niche and international markets;

        -- changes in currency exchange rates (primarily among the U.S. dollar, the euro and the British pound);

        --   changes in interest rates;

        --   our ability to attract and retain quality management personnel;

        -- market performance of our pension plan assets and changes in discount rates used for actuarial assumptions in our pension and other postretirement obligation and expense calculations;

        -- our continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against us;

        --   the development and acceptance of our new product offerings;

        -- the continued successful implementation and utilization of our electronic services; and

        -- changes in laws and regulations, including accounting standards, tax requirements and interpretations or guidance related to the American Jobs Creation Act of 2004.

     We do not undertake, and hereby disclaim, any duty to update these forward-looking statements, even though our situation and circumstances may change in the future.

                          NON-GAAP FINANCIAL MEASURES

     To supplement our financial information presented in accordance with generally accepted accounting principles, or "GAAP," we use additional measures to clarify and enhance understanding of past performance and prospects for the future. These measures may exclude, for example, the impact of unique items (acquisitions, one-time gains and losses) or items outside of our control (foreign currency exchange rates).

     Gross margin (defined as revenues less cost of sales), gross margin percentage (defined as gross margin divided by revenues), operating earnings (defined as revenue less cost of sales, depreciation and amortization, and selling and administrative expenses) and operating margin (defined as operating earnings divided by revenues) are indicative of short-term operational performance and ongoing profitability. We closely monitor operating earnings and operating margin of each business segment to evaluate past performance and actions required to improve profitability.

     EBITDA, as presented in this prospectus supplement, is a supplemental measure of our performance. It is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our liquidity.

     EBITDA represents net income before provision for income taxes, interest expense and depreciation and amortization. We believe EBITDA provides investors with helpful information with respect to our operating performance and cash flows. We include it to provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements and because certain covenants in our borrowing arrangements are tied to measures that will be similarly calculated.

     In addition, in evaluating this non-GAAP measure, you should be aware that in the future we will incur expenses such as those excluded in calculating it.

     EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

        -- it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

        -- it does not reflect changes in, or cash requirements for, our working capital needs;

        -- it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

        -- it does not reflect any cash income taxes that we may be required to pay;

        -- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

        -- it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

        -- it does not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

        -- other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

     Because of these limitations, our EBITDA measures should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using these measures supplementally. See our financial statements and the related notes included elsewhere in this prospectus supplement.

                            MARKET AND INDUSTRY DATA

     Some of the market and industry data and other statistical information used throughout this prospectus supplement are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. Although we believe these sources to be reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference therein, including the consolidated financial statements and related notes and other financial data, before making an investment decision. This summary includes a discussion of our pending acquisition of Thomas Industries Inc. under " - The Thomas Industries Acquisition and Related Financing Transactions" but, unless specifically noted, does not otherwise reflect the effect of the Thomas Industries acquisition. The Thomas Industries acquisition is subject to numerous conditions and may not be consummated. See "Risk Factors - Risks Related to the Thomas Industries Acquisition." This summary includes references to EBITDA, a non-GAAP financial measure, for which we provide a reconciliation to net income in " - Summary Historical and Pro Forma Consolidated Financial Information."

                                  OUR COMPANY

     We are a leading designer, manufacturer and marketer of highly engineered air compressors, liquid ring pumps, blowers and certain fluid transfer products. Our products primarily are used to move fluids, gases or solids through the application of pressure, vacuum or other mechanical influences, often in highly demanding applications or environments. Our compressors, liquid ring pumps and blowers are used in a broad range of industrial applications and our fluid transfer products are used primarily for oil and natural gas well drilling, servicing, production and transfer as well as for industrial cleaning and maintenance.

     We report our results of operations through two segments, Compressor and Vacuum Products (compressors, liquid ring pumps and blowers) and Fluid Transfer Products, which represented approximately 80% and 20% of our 2004 revenues, respectively. Our history dates back to 1859 when Robert Gardner redesigned the fly-ball governor to provide speed control for steam engines. For the fiscal year ended December 31, 2004, we had revenues of $739.5 million, EBITDA of $84.3 million and net income of $37.1 million. In 2004, we completed the acquisition of Syltone plc ("Syltone") for $112.5 million and of nash_elmo Holdings, LLC ("Nash Elmo") for $224.6 million. For the fiscal year ended December 31, 2004, pro forma for acquisitions completed in 2004, we had revenue of $895.9 million, EBITDA of $102.7 million and net income of $40.4 million.

     We sell our products and services globally to customers in diverse industries around the world. The following charts show the percentage of revenues generated in 2004 by industries served and by geographic regions, pro forma for acquisitions completed in 2004.

                           LOGO                                                         LOGO

     The majority of our products are marketed through our global network of over 1,000 independent distributors and representatives, many of whom sell our products exclusively. We offer our distributors access to one of the broadest product lines in our served markets. In addition, we provide our distributors with sales and product literature, technical assistance and training programs, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Our distributors maintain an inventory of complete units and parts and provide aftermarket service to end-users. We service original equipment manufacturers ("OEMs") and engineering firms through our direct sales force as these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers of our less specialized products.

     We have an extensive installed base of equipment for which we supply replacement parts and repair services. Our aftermarket parts and service businesses provide us with a recurring source of revenues with attractive margins. Our aftermarket businesses also allow us to be in frequent contact with customers, enabling us to provide enhanced customer service and product information, which often generates additional sales of new products. We estimate that aftermarket parts and services represented approximately 30% of our revenues in 2004.

                             OUR BUSINESS SEGMENTS

     We report our results of operations through two segments: Compressor and Vacuum Products and Fluid Transfer Products.

     COMPRESSOR AND VACUUM PRODUCTS. Our Compressor and Vacuum Products segment designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors; positive displacement, centrifugal and side channel blowers; liquid ring pumps; and engineered systems. Compressors are used in applications that require high-pressure air, while blowers and liquid ring pumps are used when higher-volume, low-pressure air or vacuums are needed in an application. Compressors are used primarily in manufacturing, process industry and material handling applications. Blowers are used primarily in pneumatic conveying, wastewater aeration and engineered vacuum systems, and liquid ring pumps are used primarily in process industry applications. In general, our standard products are sold through distributors or directly to OEMs, while our more specialized products and those designed for specific applications are sold through independent representatives or directly to end-users.

     FLUID TRANSFER PRODUCTS. Our Fluid Transfer Products segment designs, manufactures, markets and services a wide array of reciprocating pumps as well as water jetting systems, loading arms and related aftermarket parts. Our reciprocating pumps are used in oil and natural gas well drilling, servicing and production and our water jetting systems are used for industrial cleaning and maintenance. Our loading arms and related transfer components are used to load and unload ships, tank trucks and rail cars. Most of our pump products are sold directly to end-users or to packagers. Packagers are customers that combine our equipment with ancillary products before they are sold to end-users.

                           OUR COMPETITIVE STRENGTHS

     MARKET LEADERSHIP POSITIONS. We believe we are the second largest manufacturer of compressed air products in the United States and the third largest in the world, as measured by revenues. We believe we are one of the world's two largest manufacturers of pumps used for oil and natural gas well servicing and drilling. We believe that our acquisition of Nash Elmo in 2004 made us the largest worldwide manufacturer of liquid ring pumps and that our acquisition of Syltone in 2004 made us the second largest worldwide manufacturer of loading arms. We have achieved our leadership positions through our commitment to product innovation and quality, our well-developed distribution channels and our strategic acquisitions. We believe that, as a market segment leader, we have greater access to distributors and are more likely to be specified as a supplier when our target customers develop new requirements.

     BRAND NAME RECOGNITION. Our products are marketed under a variety of well-known brand names in our industries served, including: Gardner Denver(R) compressors, blowers and pumps, Champion(R) compressors, Belliss & Morcom(R) compressors, Elmo Technology(TM) blowers, Sutorbilt(R) blowers, DuroFlow(R) blowers, Drum(R) blowers, Nash(R) liquid ring pumps, Partek(R) water jetting pumps and Emco Wheaton(R) loading arms. Each of these brands enjoys a strong reputation in its market segment, built over many years. We believe that the strength of these brand names helps reduce the importance of price as a competitive factor and provides a measure of built-in demand when we introduce new products.

     STRONG DISTRIBUTION NETWORK AND OEM ALLIANCES. We offer our customers one of the industry's broadest selections of high quality products and services. As a result, we have been able to establish strong customer relationships with several key OEMs and exclusive supply arrangements with many of our distributors. These relationships strengthen our market position, facilitate our sales efforts and provide a valuable conduit for feedback when developing new products.

     LARGE INSTALLED EQUIPMENT BASE. We have maintained strong positions in our market segments over a number of years, which has allowed us to establish a large base of installed equipment. For most of the products in our installed base, a significant portion of total life cycle cost consists of replacement parts and maintenance. Therefore, our installed base provides us with a recurring source of aftermarket revenues, typically with attractive margins. Additionally, we believe that when our customers replace existing equipment they prefer to do so with equipment of the same type or brand to avoid incremental costs related to training, operations and maintenance. As a result, we believe that our large installed base also provides a source of new product revenues.

     BROAD AND DIVERSE PRODUCT AND CUSTOMER BASE. We have a product-driven strategy that is based on our core competencies of manufacturing compressed air and pump equipment. As a result, we have developed products and services for an extensive array of applications that we market globally to a diverse group of industries and customers. In 2004, no customer represented more than 3% of our total revenues. We believe that our diversity of products and customers reduces our dependence on any particular geographic or served industry segment. Additionally, we believe that our presence in many different industries generates broader brand awareness and facilitates the development and introduction of new products.

     STRONG CASH FLOW FROM OPERATIONS. Since becoming an independent company, we have increased our annual cash flow from operations from $17.5 million in 1994 to $76.8 million in 2004. We have achieved this through internal growth in revenues and earnings, through acquisitions and by aggressively managing working capital and controlling expenses on an ongoing basis throughout our organization. Our strong cash flow from operations provides us with the financial flexibility to pursue acquisitions and internal investments.

     ABILITY TO EFFECTIVELY INTEGRATE ACQUISITIONS. We believe that our acquisition and integration expertise is a critical element for the successful implementation of our strategic growth and profitability initiatives. Between our spin-off from Cooper Industries, Inc. in 1994 and 2003, we acquired and successfully integrated 15 businesses. In 2004, we made two additional acquisitions, Syltone and Nash Elmo, and have made meaningful progress toward integrating these businesses. For example, since we acquired Syltone, we have eliminated redundant administrative costs, relocated certain of Syltone's manufacturing operations into our existing facilities, rationalized both Gardner Denver's and Syltone's distribution networks to broaden and strengthen our distribution capabilities and sold certain of Syltone's non-core, underperforming businesses. With respect to Nash Elmo, we have eliminated certain of Nash Elmo's administrative expenses, initiated the integration of Nash Elmo's management information systems and are reviewing opportunities with respect to the rationalization of Nash Elmo's manufacturing operations.

     EXPERIENCED MANAGEMENT TEAM. Our senior management team has significant experience, averaging more than 12 years with us and more than 20 years in manufacturing. In addition, this team has substantial experience in identifying, structuring and integrating acquisitions, supply chain management programs and lean manufacturing techniques, all of which are important to our long-term growth.

     STRONG CORPORATE GOVERNANCE. We believe that our corporate culture is based on strong corporate governance and a commitment to stockholder accountability. Seven of the eight members of our Board of Directors are non-employee directors and our senior executives are expected to maintain meaningful holdings of our common stock. We believe our culture and operating performance have been and will continue to be enhanced by our strong corporate governance.

                             OUR BUSINESS STRATEGY

     Over the last several years, we have employed a six point business strategy that we believe has positioned us for future profitable growth. During this period, we have implemented numerous cost reduction and sales initiatives, acquired Syltone and Nash Elmo and announced the pending acquisition of Thomas Industries. We believe that all of these actions have been consistent with our strategy as highlighted below.

     REDUCE COSTS. We continually seek to increase our efficiency and improve margins in existing and acquired lines of business through the implementation of cost reduction initiatives. The areas we are focusing on include:

    -- Lean manufacturing techniques. We have implemented lean manufacturing programs such as cellular manufacturing and lot size reduction at many of our facilities. These programs have translated directly into lower-cost manufacturing, shorter lead times, better quality, and reduced inventory investment and have freed more than 300,000 square feet of manufacturing and office space. Our lean manufacturing techniques have also facilitated better communications and problem resolution among production personnel and reduced the likelihood of errors. As we have implemented lean techniques, we have developed an internal "lean council" to promote the adoption of our best manufacturing practices throughout our organization. We also have gone beyond internal implementation by partnering with suppliers to achieve additional efficiencies in the supply chain.

    -- Purchasing and sourcing. Throughout our organization, we have formed purchasing teams tasked with identifying the most cost-effective way to source and manufacture our products. Our purchasing teams seek to reduce basic material costs by identifying the best-value suppliers, implementing global sourcing strategies and working with our manufacturing and engineering personnel to identify less expensive manufacturing input alternatives. Our purchasing teams also review non-critical product components to determine whether it is more cost-effective to manufacture or outsource such products.

    -- Capital investments. We evaluate capital expenditures based on the potential for the investment to generate adequate returns by increasing our operating efficiency and flexibility, expanding production capacity and increasing product quality. Our strategy is to invest throughout our economic cycle. Between 2001 and 2003, when we faced a challenging operating environment, we cumulatively invested $37.1 million of capital in our business. Our capital expenditures were targeted toward investments such as flexible machining centers that reduced labor and setup expenses and improved product lead time. As our business began to recover in 2004, we believe that these investments contributed to the significant operating leverage we achieved and will continue to benefit us in the future.

     PURSUE INTERNATIONAL MARKETS. In 2004, we generated 56% of our revenues in international markets (59% pro forma for acquisitions completed during 2004). Between 1994 and 2004, our revenues from international sales grew at a compound annual growth rate of 27%. The growth of our international revenues and our improved market positions in Europe, Asia and South America are a result of successful acquisitions and the expansion of our distribution channels. We sell through distributors and representatives in more than 20 countries and have manufacturing facilities in Germany, the United Kingdom, China, Finland, Brazil and Canada. Also, in 2004, we opened an assembly facility in China that packages our compressors and blowers to serve growing demand in Asian markets. We believe international markets will continue to offer attractive growth opportunities.

     ACCELERATE NEW PRODUCT DEVELOPMENT. As a leader in our industry, we consistently develop new products and enhance existing products to meet the evolving demands of our customers, as well as to enter into new markets and reduce costs. We have implemented formal processes that coordinate research, development and engineering activity with feedback from distributors, end-users and suppliers. We believe that these processes can accelerate the product development cycle by up to 50%, thereby reducing our costs and shortening the time it takes us to introduce new products to the market. For example, we recently developed a new line of global single-stage lubricated compressors using variable speed drives. This product line was developed concurrently in Finland and the U.S., which resulted in a number of advantages, including a more rapid development cycle, more efficient use of engineering resources and global purchasing opportunities that we expect will lower our production costs. We believe that our ability to rapidly design and develop new products in response to the needs of our customers will enhance the future growth of our business.

     MANUFACTURE PROPRIETARY PRODUCTS. We seek to differentiate our products from those of our competitors by developing proprietary products that offer superior performance at the lowest total life cycle cost. We also reengineer products and develop new controls and other product functionalities to improve their key performance characteristics. We believe that commodity-like products, such as consumer-grade air compressors, are more susceptible to pricing pressure and are more likely to dilute brand equity. Conversely, we believe that our proprietary products enhance our brand names, provide value to customers and build customer loyalty, allowing us to increase market share and achieve premium pricing.

     EMBRACE NEW TECHNOLOGIES. We continue to embrace new technologies throughout our business, including within our engineering, manufacturing, sales and distribution functions. For example, we are utilizing our computer systems and Internet technology to allow our business partners immediate and continuous access to sales and technical literature, order processing and tracking, and service and warranty information. We are also linking these ordering systems directly to our manufacturing facilities to reduce order processing paperwork, lead times and the amount of working capital employed. From an engineering perspective, we employ a number of advanced technologies, including computational fluid dynamics, finite element analysis and solid modeling software. Overall, we view our investment in technology as an important means to increase our efficiency and better serve our customers.

     PURSUE STRATEGIC ACQUISITIONS. We believe that our industry is relatively fragmented and opportunities remain to acquire companies that complement or expand our product offerings, distribution capabilities and geographic presence. Our management team has substantial experience making and integrating acquisitions, having completed 17 acquisitions since Gardner Denver became an independent company in 1994. While we will opportunistically pursue larger transactions such as the pending acquisition of Thomas Industries, we will continue to pursue smaller transactions that incrementally expand our business. As acquired companies are integrated, we will seek to rationalize administrative expenses, manufacturing capacity, product lines and distribution channels to maximize our returns.

                                  OUR INDUSTRY

     Our Compressor and Vacuum Products segment competes in a worldwide market that we estimate to be in excess of $5 billion per year in sales. The largest market served within our Fluid Transfer Products segment consists of the worldwide market for industrial/process pumps that we estimate to be in excess of $22 billion per year in sales. Our reciprocating pumps compete for approximately $2 billion of this market. Products in all of our served markets are sold to a diverse group of customers across a wide range of industries.

     Competition in our markets is generally robust and is based on product quality, performance, price and availability. The relative importance of each of these factors varies depending on the specific type of product. Given the potential for equipment failures to cause expensive operational disruption, our customers generally view quality and reliability as critical factors in their equipment purchasing decision. The required frequency of maintenance is highly variable based on the type of equipment and application.

     Although there are a few large manufacturers of compressor and vacuum products, the marketplace for these products remains fragmented due to the wide variety of product technologies, applications and selling channels. The marketplace for industrial/process pumps, although dominated by a few multinational manufacturers with a broad product offering, is also fragmented, as the ten largest pump manufacturers account for only approximately 40% of annual industry sales. Because we are currently focused on pumps used in oil and natural gas drilling, servicing and production, we do not typically compete directly with the major full-line manufacturers. Competition in the market segment for oil and natural gas pumps is much more concentrated than for pumps generally. The marketplaces for water jetting systems and loading arms tend to be niche-oriented and somewhat concentrated with the largest three or four competitors controlling the majority of the market.

      THE THOMAS INDUSTRIES ACQUISITION AND RELATED FINANCING TRANSACTIONS

     On March 9, 2005, we announced that we had signed a definitive agreement to acquire Thomas Industries Inc. (NYSE: ticker "TII") for a purchase price of $40.00 per share, or approximately

$734.2 million, and the assumption of $9.5 million in long-term capitalized lease obligations. As of December 31, 2004, Thomas Industries had $267.1 million in cash, cash equivalents and short-term investments. Therefore, the net transaction value, including assumed debt and net of cash, is approximately $476.6 million. Thomas Industries generated revenues of $410.1 million and EBITDA of $226.7 million ($48.0 million excluding income related to Genlyte Thomas Group LLC or "GTG") for the year ended December 31, 2004. These EBITDA figures include $5.2 million of non-recurring charges related to plant shutdown, legal and environmental costs. See "Selected Consolidated Financial Information of Thomas Industries" for a reconciliation of EBITDA to net income.

     Thomas Industries, headquartered in Louisville, Kentucky, is a worldwide leader in the design, manufacture, and marketing of precision engineered pumps and compressors. Thomas Industries markets its products under a number of well-known brand names, including Rietschle Thomas(R) pumps and compressors, Welch(R) laboratory equipment and Oberdorfer(TM) bronze and high alloy liquid pumps. Thomas Industries serves a diversified, global customer base of OEMs, end-users and engineered system customers with a relationship strategy focused on product innovation, application engineering and value added designs.

     Thomas Industries' products are sold into a broad range of attractive end markets, including medical, general industrial, printing, environmental, packaging and laboratory. Thomas Industries has wholly-owned operations in 21 countries, on five continents. Its primary manufacturing facilities are located in Sheboygan, Wisconsin; Monroe, Louisiana; Skokie, Illinois; Syracuse, New York; and Schopfheim, Fahrnau, Puchheim and Memmingen, Germany. In 2004, Thomas Industries completed the construction of a manufacturing facility in Wuxi, China, that is expected to become operational in mid-2005. Thomas Industries has other locations around the world to support sales, marketing, service and distribution. In 2004, more than 60% of Thomas Industries' sales were derived outside the United States.

     If completed, the acquisition of Thomas Industries will significantly expand our product portfolio, distribution channels and end markets served. Although the basic technology of Thomas Industries' products is similar to that of our products, Thomas Industries' business is primarily complementary to ours:

    -- Thomas Industries' products are generally used in smaller, fractional horsepower applications, while our products are typically used in larger applications requiring more power;

    -- the majority of Thomas Industries' products are sold directly to OEMs while the majority of our products are sold through distributors and manufacturers' representatives; and

    -- more than 30% of Thomas Industries' OEM sales are to attractive end markets such as medical, environmental and laboratory, in which we have a limited presence.

     While our business and Thomas Industries' business are complementary, we believe that significant opportunities for synergies exist between our businesses should we complete the acquisition, including:

    --    reduction of corporate overhead;

    --    reduction of selling and administrative expense within business units;

    --    leveraging purchases of common raw materials and components;

    --    implementation of lean manufacturing initiatives;

    --    cross-selling of complementary product lines; and

    --    rationalization of manufacturing capacity.

Our ability to realize these synergies is subject to uncertainties. See "Risk Factors -- Risks Related to the Thomas Industries Acquisition."

     The following charts reflect our consolidated revenue mix by industries served and geographic regions for 2004 on a combined basis as if Syltone, Nash Elmo and Thomas Industries had been acquired at the beginning of 2004.

                            LOGO                                                         LOGO

    (1) Thomas Industries' information based on OEM sales, which represent approximately 76% of Thomas Industries' total sales.

                             ---------------------


     Our plan to finance the acquisition of Thomas Industries, and to refinance approximately $26.9 million of our debt, is outlined in the sources and uses table below:




SOURCES                                         USES
---------------------------------------------   ---------------------------------------------
                                    (dollars in millions)
Available cash at Gardner Denver.....  $ 20.0   Merger consideration.................  $734.2
Available cash at Thomas
  Industries(1)......................   219.2   Repay existing Gardner Denver debt...    26.9
New term loan........................   230.0   Fees and expenses....................    24.3
                                                                                       ------
New senior subordinated notes........   125.0
Incremental revolver borrowing.......     6.2
This offering(2).....................   185.0
                                       ------
Total................................  $785.4   Total................................  $785.4
                                       ======                                          ======


     Note: Assumes our existing $375 million credit facility is successfully amended and restated and will not need to be refinanced.


     (1) Represents the estimated immediately available amount of Thomas Industries' total cash and short-term investments.



     (2) Does not assume exercise of over-allotment option. If over-allotment option is exercised, $26.5 million of our revolver debt would be repaid.



     Concurrent with this offering, we are offering $125.0 million aggregate principal amount of Senior Subordinated Notes due 2013 in a private placement. The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The notes will be unconditionally guaranteed, jointly and severally, by certain of our current and future domestic subsidiaries. The gross proceeds from the notes offering will be placed into escrow, together with an amount in cash, cash equivalents or treasury securities, so that the escrowed funds will be sufficient to pay the special mandatory redemption price described below for the notes, when and if due. The notes are subject to a special redemption on or before January 3, 2006, at a redemption price equal to 100% of the principal amount of the notes, plus accrued interest to the date of redemption, in the event that the Thomas Industries acquisition is not consummated by December 31, 2005. The proceeds from the notes offering will be released from escrow upon consummation of the Thomas Industries acquisition.


     As of December 31, 2004, our existing credit facility consisted of a $225.0 million revolving credit facility and a $148.1 million term loan. We expect to enter into an amendment and restatement of this facility which will become effective upon the consummation of the Thomas Industries acquisition. The amended and restated facility is expected to provide an additional $230.0 million term loan, the proceeds of which will be used as described above. The effectiveness of the amendment and restatement is subject to the consummation of the Thomas Industries acquisition, receipt of sufficient proceeds from this offering and our concurrent notes offering and other customary closing conditions.

     The acquisition of Thomas Industries is not contingent upon completion of this offering, the concurrent notes offering or the amendment and restatement of our credit facility. We have received a financing commitment letter jointly issued by affiliates of Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. to ensure availability of funding, subject to customary conditions. A number of material conditions must still be satisfied before we can effect the acquisition of Thomas Industries and, as discussed in "Risk Factors," the satisfaction of many of these conditions is outside of our control. While we plan to finance the acquisition as outlined in the sources and uses table above, we may alter our plans depending on market conditions or other factors. Pending the closing of the acquisition of Thomas Industries, net proceeds from this offering will be used to repay a portion of our existing indebtedness. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Statements."


                              RECENT DEVELOPMENTS



     On April 25, 2005, we issued a press release announcing our financial results for the three months ended March 31, 2005. For the period, our revenues increased $84.4 million (55%) to $238.8 million compared to $154.4 million during the same period in 2004 and our net income increased $3.7 million (57%) to $10.3 million compared to $6.6 million during the same period in 2004. These increases were primarily a result of the September 2004 acquisition of Nash Elmo and continued improvement in demand for pumps used in oil and natural gas well drilling and stimulation.



     On April 22, 2005, Thomas Industries issued a press release announcing its financial results for the three months ended March 31, 2005. Thomas Industries' net sales for the period were $110.0 million compared to $109.5 million during the same period in 2004 and its net income for the period was $7.4 million compared to $10.6 million during the same period in 2004. Net income for the three months ended March 31, 2004 included earnings from GTG, which Thomas Industries sold in July 2004.


                             ---------------------

     Our principal executive offices are located at 1800 Gardner Expressway, Quincy, Illinois 62305, and our telephone number is (217) 222-5400. Our website address is www.gardnerdenver.com. Information contained on our website does not constitute part of this prospectus supplement.

                                  THE OFFERING

Issuer........................   Gardner Denver, Inc.

Common stock offered..........   5,000,000  shares  of common  stock,  par value
                                 $0.01 per share.

Common stock outstanding after
this offering.................   25,106,468 shares.


Use of proceeds...............   We estimate  that  the  net  proceeds  of  this
                                 offering will be $176.2 million ($202.7 million
                                 if the underwriters exercise their
                                 over-allotment  option in  full). We  expect to
                                 use the  net  proceeds  from the  sale  of  our
                                 common  stock  in  this offering  to  finance a
                                 portion   of   our   acquisition   of    Thomas
                                 Industries. See "Use of Proceeds."


Risk factors..................   You   should  carefully  consider  all  of  the
                                 information  set  forth   in  this   prospectus
                                 supplement and the accompanying prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in shares of the common stock.

Dividend policy...............   We have not paid cash dividends in 2003 or 2004
                                 and we do not expect to pay cash dividends in 2005.

New York Stock Exchange
symbol........................   GDI

Over-allotment option.........   We  have  granted  the  underwriters  a  30-day
                                 option to purchase from us, from time to time, up to an additional 750,000 shares of our common stock to cover any over-allotments.

     The number of shares of our common stock to be outstanding after this offering is based on our shares outstanding as of March 31, 2005, as adjusted for the 5,000,000 shares offered by this prospectus supplement. It excludes:

        -- Up to 750,000 shares issuable by us if the underwriters exercise their over-allotment option in full;

        -- 2,351,962 shares reserved for issuance under our existing stock incentive plans, including 1,578,649 shares issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $23.11 per share;

        -- 445,055 shares reserved for issuance under our employee stock purchase plan; and

        -- 241,218 shares reserved for issuance under our retirement savings plan.

     Except as otherwise noted in this prospectus supplement, we have assumed that the underwriters will not exercise their over-allotment option.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The summary historical consolidated financial information shown below is as of and for each of the years ended December 31, 2002, 2003 and 2004. The information for the three years ended December 31, 2002, 2003 and 2004 is derived from our consolidated financial statements for such years, which are included herein beginning on page F-1.

     The table below also sets forth unaudited pro forma financial information after giving effect to the Nash Elmo acquisition, this offering, the Thomas Industries acquisition and the related financing transactions. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2004 is presented as if these transactions had taken place on January 1, 2004. The unaudited pro forma consolidated balance sheet data is presented as if this offering, the Thomas Industries acquisition and the related financing transactions had been completed on December 31, 2004. The Thomas Industries acquisition is subject to a number of closing conditions and may not be consummated. See "Risk Factors - Risks Related to the Thomas Industries Acquisition."

     Effective with the close of business on July 31, 2004, Thomas Industries sold its 32% interest in GTG to Genlyte Group Incorporated, or "Genlyte," for approximately $400.9 million. However, as required by Article 11 of Regulation S-X, the unaudited pro forma financial information set forth below includes equity income from GTG as well as a gain from the sale of Thomas Industries' interest in GTG. In total, the unaudited pro forma financial information includes approximately $177.0 million of pretax income, $95.1 million of net income and $3.90 of diluted earnings per share from the effects of GTG. See footnote (1) below for information excluding the effects of GTG.

     You should read this information in conjunction with the information under "Unaudited Pro Forma Consolidated Financial Statements" and related notes thereto, "Selected Consolidated Financial Information of Gardner Denver" and the respective consolidated financial statements and accompanying notes of Gardner Denver and Thomas Industries included elsewhere in this prospectus supplement. The Gardner Denver consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 have been audited by KPMG LLP, an independent registered public accounting firm.

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------    PRO FORMA(1)
                                                  2002       2003        2004      UNAUDITED 2004
                                                --------   --------   ----------   --------------
                                                      (in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues....................................  $418,158   $439,530   $  739,539     $1,305,970
  Costs and expenses
     Cost of sales............................   289,631    307,753      498,435        848,269
     Depreciation and amortization............    14,139     14,566       21,901         50,415
     Selling and administrative expenses......    79,400     85,326      157,453        309,679
     Interest expense.........................     6,365      4,748       10,102         40,109
     Other income, net........................      (204)    (3,221)        (638)        (2,312)
                                                --------   --------   ----------     ----------
  Total costs and expenses....................   389,331    409,172      687,253      1,246,160
                                                --------   --------   ----------     ----------
  Equity income from GTG......................        --         --           --         18,608
  Gain on sale of GTG.........................        --         --           --        160,410
                                                --------   --------   ----------     ----------
  Income before income taxes..................    28,827     30,358       52,286        238,828
  Provision for income taxes..................     9,225      9,715       15,163        102,009
                                                --------   --------   ----------     ----------
  Net income..................................  $ 19,602   $ 20,643   $   37,123     $  136,819
                                                ========   ========   ==========     ==========
  Basic earnings per share....................  $   1.24   $   1.29   $     1.96     $     5.71
                                                ========   ========   ==========     ==========
  Diluted earnings per share..................  $   1.22   $   1.27   $     1.92     $     5.61
                                                ========   ========   ==========     ==========
  Basic shares outstanding....................    15,854     16,061       18,955         23,955
  Diluted shares outstanding..................    16,042     16,312       19,377         24,377
BALANCE SHEET DATA (AS OF END OF PERIOD):
  Total assets................................  $478,730   $589,733   $1,028,609     $1,678,512
  Long-term debt, less current maturities.....   112,663    165,756      280,256        640,631
  Total debt..................................   120,163    182,631      313,205        657,078
  Total liabilities...........................   255,807    323,828      623,133      1,096,861
  Stockholders' equity........................   222,923    265,905      405,476        581,651
OTHER FINANCIAL DATA:
  Gross margin (2)............................  $128,527   $131,777   $  241,104     $  457,701
  EBITDA (3)..................................    49,331     49,672       84,289        329,352
  Capital expenditures (4)....................    13,641     11,950       19,550         37,971
  Net cash provided by operating activities...    52,481     46,283       76,752             --
  Orders (5)..................................   402,019    425,620      786,990             --


(1) As noted above, effective with the close of business on July 31, 2004, Thomas Industries sold its 32% interest in GTG to Genlyte for approximately $400,900. The information set forth below adjusts the information presented under the title "Pro Forma Unaudited 2004" to exclude the effects of GTG, assuming Thomas Industries had sold its interest in GTG at the beginning of the period presented and used a portion of the net proceeds from the sale to repay all of Thomas Industries' existing debt, other than its capitalized lease obligations.


                                                       YEAR ENDED DECEMBER 31, 2004
                                             -------------------------------------------------
                                                                                PRO FORMA
                                               PRO FORMA                    UNAUDITED 2004, AS
                                             UNAUDITED 2004   ADJUSTMENTS    ADJUSTED FOR GTG
                                             --------------   -----------   ------------------
Revenues...................................    $1,305,970      $      --        $1,305,970
                                               ----------      ---------        ----------
Total costs and expenses...................     1,246,160         (2,064)        1,244,096
Equity income from GTG.....................        18,608        (18,608)               --
Gain on sale of GTG........................       160,410       (160,410)               --
                                               ----------      ---------        ----------
Income before income taxes.................       238,828       (176,954)           61,874
Provision for income taxes.................       102,009        (81,900)           20,109
                                               ----------      ---------        ----------
Net income.................................    $  136,819      $ (95,054)       $   41,765
                                               ==========      =========        ==========
Diluted earnings per share (a).............    $     5.61      $   (3.90)       $     1.71
                                               ==========      =========        ==========


        (a) Based on 24,377 diluted weighted average number of shares outstanding.

(2) Gross margin consists of revenues minus cost of sales (excluding depreciation and amortization).

(3) EBITDA consists of net income before provision for income taxes, interest expense and depreciation and amortization. EBITDA is not a measurement of financial performance or liquidity determined in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income, net cash provided by operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles. We present EBITDA because we believe it is frequently used by analysts, investors and other interested parties in the financial evaluation of companies in our industry, and we believe it provides useful information to investors. This definition of EBITDA, however, may differ from the definition used by other companies. A reconciliation of net income to EBITDA is provided as follows:


                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------       PRO FORMA
                                           2002      2003      2004       UNAUDITED 2004
                                          -------   -------   -------   ------------------
                                                           (in thousands)
Net income..............................  $19,602   $20,643   $37,123       $ 136,819
Provision for income taxes..............    9,225     9,715    15,163         102,009
Interest expense........................    6,365     4,748    10,102          40,109
Depreciation and amortization...........   14,139    14,566    21,901          50,415
                                          -------   -------   -------       ---------
EBITDA..................................  $49,331   $49,672   $84,289         329,352
                                          =======   =======   =======
    Adjustment to reflect sale of GTG................................        (178,665)
                                                                            ---------
    EBITDA excluding effects of GTG..................................       $ 150,687
                                                                            =========


(4) Pro forma capital expenditures represent the sum of our actual capital expenditures for the year ended December 31, 2004, Nash Elmo for the eight month period ended August 31, 2004 and Thomas Industries for the year ended December 31, 2004.

(5) Orders consist of bookings we believe to be firm for which a customer purchase order has been received or communicated. Since orders can be rescheduled or canceled at any time, orders do not necessarily reflect future sales levels.

                                  RISK FACTORS

     Before you invest in our shares, you should consider carefully the risk factors described below together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this document. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment.

RISKS RELATED TO THE THOMAS INDUSTRIES ACQUISITION

OUR ABILITY TO CONSUMMATE THE THOMAS INDUSTRIES ACQUISITION IS SUBJECT TO THE SATISFACTION OF A NUMBER OF CONDITIONS, AND IT IS POSSIBLE THAT WE WILL BE UNABLE TO CONSUMMATE THE THOMAS INDUSTRIES ACQUISITION.

     The Thomas Industries acquisition is subject to the satisfaction or waiver of a number of closing conditions, including, among other things, the receipt of governmental and third-party consents, the absence of any material adverse change with respect to Thomas Industries and the absence of breaches of the representations, warranties and covenants of Thomas Industries set forth in the agreement and plan of merger, which we refer to as the "Merger Agreement." We cannot assure you that all of the closing conditions to the Thomas Industries acquisition will be satisfied or waived and that we will consummate the Thomas Industries acquisition. In the event the Thomas Industries acquisition is not consummated, we will be unable to realize the anticipated benefits of the acquisition and we may be required to incur certain cash and non-cash charges, including, under certain circumstances, a $5.0 million payment to Thomas Industries.

THE THOMAS INDUSTRIES ACQUISITION IS SUBJECT TO THE RECEIPT OF CONSENTS AND APPROVALS FROM VARIOUS GOVERNMENT ENTITIES, WHICH MAY JEOPARDIZE OR DELAY COMPLETION OF THE THOMAS INDUSTRIES ACQUISITION OR REDUCE THE ANTICIPATED BENEFITS OF THE THOMAS INDUSTRIES ACQUISITION.

     Completion of the Thomas Industries acquisition is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice and regulatory bodies in Germany and Norway. These consents, orders, approvals and clearances may impose conditions on or require divestitures relating to the divisions, operations or assets of Thomas Industries or us. Such conditions or divestitures may jeopardize or delay completion of the Thomas Industries acquisition or may reduce the anticipated benefits of the Thomas Industries acquisition. The Merger Agreement provides that we and Thomas Industries will use our best efforts to obtain the consents of the Federal Trade Commission or the U.S. Department of Justice and the various foreign regulatory bodies that are reviewing the Thomas Industries acquisition, but that we are not required to agree to effect any divestitures in order to obtain such consents.

WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE BUSINESSES OF THOMAS INDUSTRIES.

     Our future success will depend in part on our ability to effectively integrate the businesses of Thomas Industries into our operations. We will face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in a timely and efficient manner. The integration process will be complex and time consuming, may be disruptive to the businesses and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles such as:

      --   the loss of key employees or customers;

      -- the failure to maintain the quality of customer service that each business has historically provided;

      --   the need to coordinate geographically diverse organizations; and

      -- the resulting diversion of management's attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

     If we are not successful in this integration, if it takes longer than anticipated, or if our integrated product and service offerings fail to achieve market acceptance, our business could be adversely affected.

WE MAY NOT BE ABLE TO REALIZE ANTICIPATED COST SAVINGS, SYNERGIES OR REVENUE ENHANCEMENTS FROM THE THOMAS INDUSTRIES ACQUISITION AND WE MAY INCUR SIGNIFICANT CASH INTEGRATION COSTS TO ACHIEVE THESE COST SAVINGS.

     Even if we are able to integrate our operations with those of Thomas Industries successfully, we cannot assure you that we will realize the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the time frame that we currently expect. Our ability to realize anticipated cost savings, synergies or revenue enhancements may be affected by a number of factors, including the following:

      -- Our ability to effectively eliminate redundant administrative overhead and overlapping sales personnel and rationalize manufacturing capacity is difficult to predict. Accordingly, the actual amount and timing of the resulting cost savings are inherently difficult to predict.

      -- We may incur significant cash integration costs in achieving these cost savings, and any cost savings and other synergies from the Thomas Industries acquisition may be offset by such integration costs.

      -- The cost savings and other synergies may be offset by increases in other expenses, by operating losses or by problems unrelated to the Thomas Industries acquisition.

      -- Labor cost savings depend on the avoidance of labor disruptions in connection with the integration of the businesses.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.


     We have substantial indebtedness now and our indebtedness will increase if we consummate the Thomas Industries acquisition. As of December 31, 2004, pro forma for this offering, the Thomas Industries acquisition and the related financing transactions, we would have had approximately $657.1 million of indebtedness. Our high level of debt could have a significant adverse future effect on our business. For example:


      -- we may have limited ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes;

      -- a substantial portion of our cash flow may be used to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other purposes;

      -- we may be more vulnerable to adverse changes in general economic, industry and competitive conditions;

      -- our high debt level and the various covenants contained in our amended and restated senior credit facility, the indenture governing the new notes and the documents governing our other existing indebtedness may place us at a relative competitive disadvantage as compared to some of our competitors; and

      -- borrowings under our amended and restated credit facility bear interest at floating rates, which could result in higher interest expense in the event of an increase in interest rates.

     The terms of our existing credit facility, our amended and restated credit facility and the indenture governing the new notes will not prohibit us or our subsidiaries from incurring additional indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in these agreements, we and our subsidiaries may be able to incur substantial additional indebtedness. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

RISKS RELATED TO OUR BUSINESS

WE HAVE EXPOSURE TO ECONOMIC DOWNTURNS AND OPERATE IN CYCLICAL MARKETS.

     As a supplier of capital equipment to a variety of industries, we are adversely affected by general economic downturns. Demand for our compressor and vacuum products is dependent upon capital spending by manufacturing and process industries. Many of our customers, particularly industrial customers, will delay capital projects, including non-critical maintenance and upgrades, during economic downturns. Demand for certain of our fluid transfer products is primarily tied to the number of working and available drilling rigs and oil and natural gas prices. The energy market, in particular, is cyclical in nature as the worldwide demand for oil and natural gas fluctuates. When worldwide demand for these commodities is depressed, the demand for our products used in drilling and recovery applications is reduced.

     Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period. The markets for our products have historically experienced downturns in demand. Future downturns could have a material adverse effect on our operating results.

WE FACE INTENSE COMPETITION IN THE MARKETS WE SERVE, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     We actively compete with companies producing the same or similar products. Depending on the particular product, we experience competition based on a number of factors, including quality, performance, price and availability. We compete against many companies, including divisions of larger companies, that have greater financial resources than us. As a result, these competitors may be better able to withstand a change in conditions within the markets in which we compete and throughout the economy as a whole. In addition, new competitors could enter our markets. In particular, it is possible that our European- and Asian-based competitors could seek to establish a greater presence in the United States market. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

LARGE OR RAPID INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY AND OUR DEPENDENCE ON PARTICULAR SUPPLIERS OF RAW MATERIALS COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     The primary raw materials we use are cast iron and steel. While we are seeking to enter into long-term contracts with our suppliers, most of our suppliers are not currently parties to long-term contracts with us. Consequently, we are vulnerable to fluctuations in prices of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price of cast iron and steel. We utilize single sources of supply for certain iron castings and other selected components. From time to time in recent years, we have experienced a disruption to our supply deliveries and we may experience further supply disruptions. Any such disruption could have a material adverse effect on our ability to meet our commitments to customers and, therefore, our operating results.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY OR INTEGRATE ACQUISITIONS SUCCESSFULLY.

     One of our growth strategies is to increase our sales and expand our markets through acquisitions. We have completed 17 acquisitions since becoming an independent company in 1994 and entered into a definitive agreement to acquire Thomas Industries on March 8, 2005. We expect to continue making acquisitions if appropriate opportunities arise. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Furthermore, our acquired companies may encounter unforeseen operating difficulties and may require significant financial and managerial resources which would otherwise be available for the ongoing development or expansion of our existing operations. Largely as a consequence of our acquisitions, a substantial portion of our assets consists of goodwill. If we are unable to successfully integrate and operate our acquired business, we may determine that our goodwill assets are impaired and be required to reduce the stated value of such assets. If we are unable to successfully identify acquisition candidates, complete acquisitions and integrate the acquired businesses with our existing businesses (including their internal control procedures), our business, operating results and financial condition may be materially and adversely affected.

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     For the fiscal year ended December 31, 2004, approximately 56% (59% pro forma for acquisitions completed during 2004) of our revenues were from customers in countries outside of the United States. We have manufacturing facilities in Germany, the United Kingdom, China, Finland, Brazil and Canada. We anticipate that we may continue to expand our international operations to the extent that suitable opportunities become available.

     Our international operations and United States export sales could be adversely affected as a result of:

      --   nationalization of private enterprises;

      --   political or economic instability in certain countries;

      -- differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights;

      -- changes in the legal and regulatory policies of foreign jurisdictions;

      --   credit risks;

      --   currency fluctuations;

      --   exchange controls;

      --   changes in tariff restrictions;

      --   royalty and tax increases;

      -- export and import restrictions and restrictive regulations of foreign governments;

      --   potential problems obtaining supply of raw materials;

      --   shipping products during times of crisis or war; and

      --   other factors inherent in foreign operations.

WE ARE A DEFENDANT IN CERTAIN ASBESTOS AND SILICOSIS PERSONAL INJURY LAWSUITS WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We have been named as a defendant in an increasing number of asbestos and silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically we are one of approximately 25 or more named defendants. In our experience to date, the substantial majority of the plaintiffs have not been physically impaired with a disease by alleged exposure to products for which we have responsibility.

     We believe that the pending lawsuits will not, in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies, could cause a different outcome. Accordingly, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement, or dismissal, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

THE NATURE OF OUR PRODUCTS CREATES THE POSSIBILITY OF SIGNIFICANT PRODUCT LIABILITY AND WARRANTY CLAIMS WHICH COULD HARM OUR BUSINESS.

     Customers use some of our products in potentially hazardous drilling, completion and production applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, our products are integral to the production process for some end-users and any failure of our products could result in a suspension of their operations.

     Although we maintain strict quality controls and procedures, we cannot be certain that our products will be completely free from defect. We maintain amounts and types of insurance coverage that we believe are adequate and consistent with normal industry practice. However, we cannot guarantee that insurance will be adequate to cover all liabilities we may incur. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been used.

ENVIRONMENTAL COMPLIANCE COSTS AND LIABILITIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our operations and properties are subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, we can be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or effect operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these domestic and foreign laws and regulations.

     We use and generate hazardous substances and wastes in our manufacturing operations. In addition, many of our current and former properties are or have been used for industrial purposes. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under federal "Superfund" or similar state laws. We have an accrued liability on our balance sheet reflecting costs which are probable and estimable for our projected financial obligations relating to these matters. If we have underestimated our remaining financial obligations, we may face greater exposure that could have an adverse effect on our financial condition, results of operations or liquidity. Stringent fines and penalties may be imposed for non-compliance with regulatory requirements relating to environmental matters, and many environmental laws impose joint and several liability for remediation for cleanup of certain waste sites and for related natural resource damages.

     We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

OUR SUCCESS DEPENDS ON OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL.

     Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly our Chairman, President and Chief Executive Officer, Ross J. Centanni, could have an adverse impact on us. None of our executive officers has an employment agreement with us. However, we have a common stock ownership requirement and provide certain benefits for our executive officers, including change in control agreements, which provide incentives for them to make a long-term commitment to us. Our future success will also depend on our ability to attract and retain qualified personnel and a failure to attract and retain new qualified personnel could have an adverse effect on our operations.

OUR BUSINESS COULD SUFFER IF WE EXPERIENCE EMPLOYEE WORK STOPPAGES OR OTHER LABOR DIFFICULTIES.

     We have approximately 3,800 full-time employees. More than half of our employees, including most of our employees outside of the United States, are represented by labor unions. Although we do not anticipate future work stoppages by our union employees, there can be no assurance that work stoppages will not occur.

     Although we believe that our relations with our employees are good and we have not experienced any recent strikes or work stoppages, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. If any of the preceding were to occur, it could impair our ability to manufacture our products and result in increased costs and/or decreased operating results.

THE RESTRICTIVE COVENANTS IN OUR EXISTING CREDIT FACILITY, OUR AMENDED AND RESTATED CREDIT FACILITY AND THE INDENTURE GOVERNING THE NEW NOTES AND ANY OF OUR FUTURE INDEBTEDNESS COULD ADVERSELY RESTRICT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

     Our existing credit facility, our amended and restated credit facility and the indenture governing the new notes contain affirmative and negative covenants that limit our and our subsidiaries' ability to take certain actions. These agreements require or will require us to maintain specified financial ratios and satisfy other financial conditions. These agreements also restrict or will restrict, among other things, our and our subsidiaries' ability to:

      --   incur additional debt;

      -- pay dividends or make other distributions or repurchase our capital stock or subordinated debt;

      --   make certain investments;

      --   create liens;

      --   enter into certain types of transactions with affiliates;

      -- restrict dividend or other payments by our restricted subsidiaries to us;

      --   use assets as security in other transactions; and

      --   sell certain assets or merge with or into other companies.

     These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to continue to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, all of such amounts outstanding, together with accrued interest, could become immediately due and payable.

THIRD PARTIES MAY INFRINGE UPON OUR INTELLECTUAL PROPERTY AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

     Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

OUR PENSION AND OTHER POSTRETIREMENT BENEFIT OBLIGATIONS AND EXPENSE (OR INCOME) ARE DEPENDENT UPON ASSUMPTIONS USED IN CALCULATING SUCH AMOUNTS AND ACTUAL RESULTS OF INVESTMENT ACTIVITY.

     Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts and actual results of investment activity. These assumptions include discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. While we believe that the assumptions are appropriate, differences in actual experience or future changes in assumptions may affect our obligations, future expense and funding requirements.

A SIGNIFICANT PORTION OF OUR ASSETS CONSISTS OF GOODWILL AND OTHER INTANGIBLE ASSETS, THE VALUE OF WHICH MAY BE REDUCED IF WE DETERMINE THAT THOSE ASSETS ARE IMPAIRED.

     As of December 31, 2004, goodwill and other intangible assets represented approximately $484.3 million, or 47% of our total assets. Upon completion of the Thomas Industries acquisition, we estimate that we will increase our goodwill and other intangible assets by $322.5 million. Goodwill is generated in an acquisition when the cost of such acquisition exceeds the fair value of the net tangible and identifiable intangible assets we acquire. Goodwill is no longer amortized under generally accepted accounting principles as a result of SFAS No.
142. Instead, goodwill and certain other identifiable intangible assets are subject to impairment analyses at least annually. We could be required to recognize reductions in our net income caused by the impairment of goodwill and other intangibles, that, if significant, could materially and adversely affect our results of operations.

RISKS RELATED TO THE OFFERING

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING.

     The trading price of our common stock has fluctuated, ranging between $24.55 and $43.13 per share over the 52 weeks preceding the date of this prospectus supplement. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

      --   general economic and market conditions;

      --   variations in our quarter-to-quarter operating results;

      -- changes in investors' and analysts' perceptions of the business risks and conditions of our business;

      -- the expiration of the lock-up period referred to under "Underwriting" (90 days after the offering); and

      --   the limited public float of our common stock.

     In addition, there can be no assurance that the issuance of shares in this offering and in potential future offerings will not have an adverse effect on the trading price of our common stock.

VARIOUS RESTRICTIONS IN OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD HINDER A TAKEOVER THAT IS NOT SUPPORTED BY OUR BOARD OF DIRECTORS.

     Certain provisions in our corporate documents and Delaware law could delay or prevent a change in control. Our Certificate of Incorporation and By-Laws contain provisions that may make it difficult to acquire control of us, including provisions: regulating the ability of our stockholders to bring matters for action at annual meetings; prohibiting the stockholders from acting by written consent; authorizing the Board of Directors to issue and set the terms of preferred stock; and creating a Board of Directors comprised of three classes of directors with staggered terms. We also have a rights plan in place that would cause extreme dilution to any person or group which attempts to acquire a significant interest in us without advance approval of the Board of Directors. In addition, Section 203 of the Delaware General Corporation law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

                                USE OF PROCEEDS


     The net proceeds to us from this offering are estimated to be approximately $176.2 million after deducting the underwriting discount and commissions and offering expenses payable by us. If the underwriters' option to purchase 750,000 additional shares in this offering is exercised in full, we estimate our net proceeds will be approximately $202.7 million. We expect to use the net proceeds from this offering, along with the proceeds from the concurrent notes offering, borrowings under our amended and restated credit facility and available cash, to finance our acquisition of Thomas Industries, repay approximately $26.9 million of our other long term debt and pay related fees and expenses. See the sources and uses table in "Unaudited Pro Forma Consolidated Financial
Statements - Thomas Industries Acquisition Financing." The debt to be repaid has a weighted average interest rate of 5.25% and a weighted average maturity of December 2005.


     Pending the application of the net proceeds, we expect to repay all amounts outstanding under our revolving credit facility and to invest in short term, interest-bearing securities. If the Thomas Industries acquisition is not consummated, we expect to use the net proceeds from this offering to repay all amounts outstanding under our revolving credit facility and a portion of our term loan.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the trading symbol "GDI". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange.


                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED DECEMBER 31, 2003
     First Quarter..........................................  $ 20.44   $ 16.35
     Second Quarter.........................................  $ 20.80   $ 18.10
     Third Quarter..........................................  $ 25.10   $ 20.05
     Fourth Quarter.........................................  $ 24.99   $ 19.95
FISCAL YEAR ENDED DECEMBER 31, 2004
     First Quarter..........................................  $ 30.30   $ 23.75
     Second Quarter.........................................  $ 28.96   $ 24.55
     Third Quarter..........................................  $ 28.53   $ 25.36
     Fourth Quarter.........................................  $ 37.95   $ 27.15
FISCAL YEAR ENDED DECEMBER 31, 2005
     First Quarter..........................................  $ 43.13   $ 33.97
     Second Quarter (through April 28, 2005)................  $ 41.95   $ 36.76



     On April 28, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $37.88. As of April 28, 2005 there were approximately 7,757 stockholders of record of our common stock.


                                DIVIDEND POLICY

     We have not paid a dividend on our common stock since our spin-off from Cooper Industries, Inc. in 1994. We plan to retain all net earnings for debt service and capital accumulation and reinvestment. We do not plan to pay dividends on our common stock for the foreseeable future. Our Board of Directors has sole discretion over the declaration and payment of future dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business conditions, legal and contractual restrictions on the payment of dividends and other factors our Board of Directors believes are relevant. Our debt instruments contain restrictions on the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, short-term debt, long-term debt and stockholders' equity as of December 31, 2004: (1) on an actual basis, (2) as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering to repay indebtedness and (3) on a pro forma basis to give effect to this offering, the Thomas Industries acquisition and the related financing transactions. You should read this information in conjunction with the information under "Selected Consolidated Financial Information of Gardner Denver," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and our consolidated financial statements and related notes beginning on page F-1.


                                                                      DECEMBER 31, 2004
                                                            --------------------------------------
                                                                       AS ADJUSTED     PRO FORMA
                                                             ACTUAL    UNAUDITED(1)   UNAUDITED(2)
                                                            --------   ------------   ------------
                                                               (in thousands except share data)
Cash and equivalents......................................  $ 64,601     $ 64,601      $   92,500
                                                            ========     ========      ==========
Short-term borrowings.....................................  $ 12,627     $ 12,627      $    1,729
                                                            ========     ========      ==========
Current maturities of long-term debt......................  $ 20,322     $ 20,322      $   14,718
                                                            ========     ========      ==========
Long-term debt:
  Credit line, due 2009...................................   113,635           --         119,860
  Term loan, due 2009.....................................   138,750       76,210         138,750
  Term loan, due 2010.....................................        --           --         230,000
  Senior Subordinated Notes, due 2013.....................        --           --         125,000
  Other long-term debt....................................    27,871       27,871          27,021
                                                            --------     --------      ----------
  Total long-term debt....................................  $280,256     $104,081      $  640,631
                                                            ========     ========      ==========
Stockholders' equity:
  Common stock (shares authorized: 50,000,000, par value
     $0.01; shares issued: 19,947,570 actual; 24,947,570
     as adjusted and pro forma)...........................       217          267             267
  Capital in excess of par value..........................   262,091      438,216         438,216
  Retained earnings.......................................   139,430      139,430         139,430
  Accumulated other comprehensive income..................    30,185       30,185          30,185
  Treasury stock at cost..................................   (26,447)     (26,447)        (26,447)
                                                            --------     --------      ----------
     Total stockholders' equity...........................   405,476      581,651         581,651
                                                            --------     --------      ----------
       Total capitalization...............................  $718,681     $718,681      $1,238,729
                                                            ========     ========      ==========


(1) Our intention is to use the net proceeds from this offering to finance a portion of the acquisition of Thomas Industries. However, if we are unable to consummate the acquisition of Thomas Industries, we will use the net proceeds from this offering to repay all amounts outstanding under our revolving credit facility and a portion of our term loan as presented above under the title "As Adjusted Unaudited."

(2) Information presented under the title "Pro Forma Unaudited" assumes that the acquisition of Thomas Industries is consummated. However, the Thomas Industries acquisition is subject to a number of closing conditions and may not be consummated. See "Risk Factors - Risks Related to the Thomas Industries Acquisition."

     The number of shares of our common stock to be outstanding after this offering is based on our shares outstanding as of March 31, 2005, as adjusted for the 5,000,000 shares offered by this prospectus supplement. It excludes:

      -- Up to 750,000 shares issuable by us if the underwriters exercise their over-allotment option in full;

      -- 2,351,962 shares reserved for issuance under our existing stock incentive plans, including 1,578,649 shares issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $23.11 per share;

      -- 445,055 shares reserved for issuance under our employee stock purchase plan; and

      -- 241,218 shares reserved for issuance under our retirement savings plan.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

GENERAL DESCRIPTION

     The following unaudited pro forma consolidated financial statements are based on our audited historical consolidated financial statements and the audited historical consolidated financial statements of Thomas Industries, each included in this prospectus supplement, adjusted to give effect to the Nash Elmo acquisition, this offering, the Thomas Industries acquisition and the related financing transactions. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the Nash Elmo acquisition, this offering, the Thomas Industries acquisition and the related financing transactions as if each had occurred on January 1, 2004. The unaudited pro forma consolidated balance sheet as of December 31, 2004 gives effect to this offering, the Thomas Industries acquisition and the related financing transactions as if each had occurred on December 31, 2004.

THOMAS INDUSTRIES ACQUISITION FINANCING


     We intend to use the proceeds from this offering, a concurrent notes offering, borrowings under our amended and restated credit facility and available cash to fund our acquisition of Thomas Industries, to repay a portion of our outstanding indebtedness and to pay related fees and expenses. Our plan to finance the acquisition of Thomas Industries, and to refinance approximately $26.9 million of our debt, is outlined in the sources and uses table below:



SOURCES                                         USES
-------                                         ----
                                    (dollars in millions)
Available cash at Gardner Denver.....  $ 20.0   Merger consideration.................  $734.2
Available cash at Thomas                219.2   Repay existing Gardner Denver debt...    26.9
  Industries(1)......................
New term loan........................   230.0   Fees and expenses....................    24.3
                                                                                       ------
New senior subordinated notes........   125.0
Incremental revolver borrowing.......     6.2
This offering(2).....................   185.0
                                       ------
Total................................  $785.4   Total................................  $785.4
                                       ======                                          ======


     Note: Assumes our existing $375 million credit facility is successfully amended and restated and will not need to be refinanced.

     (1) Represents the estimated immediately available amount of Thomas Industries' total cash and short-term investments.


     (2) Does not assume exercise of over-allotment option. If over-allotment option is exercised, $26.5 million of our revolver debt would be repaid.



     Concurrent with this offering, we are offering $125.0 million aggregate principal amount of Senior Subordinated Notes due 2013 in a private placement. The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The notes will be unconditionally guaranteed, jointly and severally, by certain of our current and future domestic subsidiaries. The gross proceeds from the notes offering will be placed into escrow, together with an amount in cash, cash equivalents or treasury securities, so that the escrowed funds will be sufficient to pay the special mandatory redemption price described below for the notes, when and if due. The notes are subject to a special redemption on or before January 3, 2006, at a redemption price equal to 100% of the principal amount of the notes, plus accrued interest to the date of redemption, in the event that the Thomas Industries acquisition is not consummated by December 31, 2005. The proceeds from the notes offering will be released from escrow upon consummation of the Thomas Industries acquisition.


     As of December 31, 2004, our existing credit facility consisted of a $225.0 million revolving credit facility and a $148.1 million term loan. We expect to enter into an amendment and restatement of this facility which will become effective upon the consummation of the Thomas Industries acquisition. The amended and restated facility is expected to provide an additional $230.0 million term loan, the proceeds of which will be used as described above. The effectiveness of the amendment and restatement is subject to the consummation of the Thomas Industries acquisition, receipt of sufficient proceeds from this offering and our concurrent notes offering and other customary closing conditions.

     The acquisition of Thomas Industries is not contingent upon completion of this offering, the concurrent notes offering or the amendment and restatement of our credit facility. We have received a financing commitment letter jointly issued by affiliates of Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. to ensure availability of funding, subject to customary conditions. A number of material conditions must still be satisfied before we can effect the acquisition of Thomas Industries and, as discussed in "Risk Factors," the satisfaction of many of these conditions is outside of our control. While we plan to finance the acquisition as outlined in the sources and uses table above, we may alter our plans depending on market conditions or other factors. Pending the closing of the acquisition of Thomas Industries, net proceeds from this offering will be used to repay a portion of our existing indebtedness. See "Use of Proceeds."

THOMAS INDUSTRIES HISTORICAL FINANCIAL STATEMENTS

     The historical consolidated financial statements of Thomas Industries included in the unaudited pro forma consolidated financial statements are based on Thomas Industries' audited consolidated financial statements as of, and for the twelve-month period ended, December 31, 2004.

     The Genlyte Group Incorporated, or "Genlyte," and Thomas Industries formed Genlyte Thomas Group LLC, or "GTG," on August 31, 1998. Effective with Thomas Industries' investment in GTG, their interest in GTG was accounted for using the equity method of accounting. Effective with the close of business on July 31, 2004, Thomas Industries sold its 32% interest in GTG to Genlyte for approximately $400.9 million. The historical consolidated statement of operations of Thomas Industries for the year ended December 31, 2004 includes equity income from GTG for the seven months ended July 31, 2004 of $18.6 million and a pretax gain of $160.4 million from the sale of its interest in GTG.

PRO FORMA ADJUSTMENTS

     The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. In our opinion, all adjustments that are necessary to fairly present the pro forma information have been made pursuant to Article 11 of Regulation S-X. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position would actually have been if this offering, the Thomas Industries acquisition and the related financing transactions had occurred on such dates or to project our results of operations or financial position for any future date or period.

     The unaudited pro forma consolidated financial statements reflect our preliminary estimates of the allocation of the purchase price for the Thomas Industries acquisition and are subject to change. The unaudited pro forma consolidated financial statements do not reflect any operating efficiencies and cost savings that we may achieve with respect to the combined entities nor any expense associated with achieving these benefits.


     As required by Article 11 of Regulation S-X, the Unaudited Pro Forma Consolidated Statement of Operations includes equity income from GTG, as well as a gain from the sale of Thomas Industries' interest in GTG. In total, the Unaudited Pro Forma Consolidated Statement of Operations includes approximately $177.0 million of pretax income, $95.1 million of net income and $3.90 of diluted earnings per share from the effects of GTG. Thus, the pro forma results are not indicative of future results of operations of Thomas Industries or the combined businesses of Gardner Denver, Nash Elmo and Thomas Industries. Excluding the effects of GTG, we would have had $1.71 of pro forma diluted earnings per share. For information that excludes the effects of GTG, see Note
(F) in the Unaudited Pro Forma Consolidated Statement of Operations.


OTHER RELATED INFORMATION IN THIS PROSPECTUS SUPPLEMENT

     You should read the following unaudited pro forma consolidated financial statements in conjunction with our historical audited consolidated financial statements and the related notes, Thomas Industries' historical audited consolidated financial statements and the related notes, "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2004
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   NASH ELMO                                                         PRO FORMA
                                                HISTORICAL FOR                                                     GARDNER DENVER
                                                 EIGHT MONTHS      NASH ELMO      PRO FORMA                        AND NASH ELMO
                               GARDNER DENVER        ENDED         PRO FORMA    GARDNER DENVER   ADJUSTMENTS FOR    ADJUSTED FOR
                                 HISTORICAL     AUGUST 31, 2004   ADJUSTMENTS   AND NASH ELMO     THE OFFERING      THE OFFERING
                               --------------   ---------------   -----------   --------------   ---------------   --------------
Revenues.....................     $739,539         $156,317         $    --        $895,856          $    --          $895,856
Costs and expenses
  Cost of sales..............      498,435(A)        97,066              --         595,501               --           595,501
  Depreciation and
    amortization.............       21,901            4,817           2,000(B)       28,718               --            28,718
  Selling and administrative
    expenses.................      157,453           40,952              --         198,405               --           198,405
  Interest expense...........       10,102            3,160           2,918(C)       16,180           (7,649)(E)         8,531
  Other income, net..........         (638)             (63)             --            (701)              --              (701)
                                  --------         --------         -------        --------          -------          --------
Total costs and expenses.....      687,253          145,932           4,918         838,103           (7,649)          830,454
Equity income from GTG.......           --               --              --              --               --                --
Gain on sale of GTG..........           --               --              --              --               --                --
                                  --------         --------         -------        --------          -------          --------
Income before income taxes...       52,286           10,385          (4,918)         57,753            7,649            65,402
Provision for income taxes...       15,163            3,028            (865)(D)      17,326            2,295(D)         19,621
                                  --------         --------         -------        --------          -------          --------
    Net income...............     $ 37,123         $  7,357         $(4,053)       $ 40,427          $ 5,354          $ 45,781
                                  ========         ========         =======        ========          =======          ========
Basic earnings per share.....     $   1.96                                         $   2.13                           $   1.91
                                  ========                                         ========                           ========
Diluted earnings per share...     $   1.92                                         $   2.09                           $   1.88
                                  ========                                         ========                           ========
Basic weighted average number
  of shares outstanding......       18,955                                           18,955            5,000            23,955
                                  ========                                         ========          =======          ========
Diluted weighted average
  number of shares
  outstanding................       19,377                                           19,377            5,000            24,377
                                  ========                                         ========          =======          ========

                                                                   PRO FORMA
                                                                    GARDNER
                                                   THOMAS           DENVER,
                                               INDUSTRIES ACQ.    NASH ELMO,
                                                 AND RELATED        THOMAS
                                  THOMAS          FINANCING       INDUSTRIES
                                INDUSTRIES        PRO FORMA       AND RELATED
                               HISTORICAL(F)     ADJUSTMENTS     FINANCING(F)
                               -------------   ---------------   -------------
Revenues.....................    $410,114         $     --        $1,305,970
Costs and expenses
  Cost of sales..............     252,768               --           848,269
  Depreciation and
    amortization.............      16,340            5,357(G)         50,415
  Selling and administrative
    expenses.................     111,274               --           309,679
  Interest expense...........       2,691           28,887(H)         40,109
  Other income, net..........      (1,611)              --            (2,312)
                                 --------         --------        ----------
Total costs and expenses.....     381,462           34,244         1,246,160
Equity income from GTG.......      18,608               --            18,608
Gain on sale of GTG..........     160,410               --           160,410
                                 --------         --------        ----------
Income before income taxes...     207,670          (34,244)          238,828
Provision for income taxes...      93,516          (11,128)(I)       102,009
                                 --------         --------        ----------
    Net income...............    $114,154         $(23,116)       $  136,819
                                 ========         ========        ==========
Basic earnings per share.....                                     $     5.71
                                                                  ==========
Diluted earnings per share...                                     $     5.61
                                                                  ==========
Basic weighted average number
  of shares outstanding......                                         23,955
                                                                  ==========
Diluted weighted average
  number of shares
  outstanding................                                         24,377
                                                                  ==========



  NOTE: THE ABOVE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
        INCLUDES EQUITY INCOME FROM THOMAS INDUSTRIES' 32% INVESTMENT IN GTG. GENLYTE AND THOMAS INDUSTRIES FORMED GTG ON AUGUST 30, 1998. EFFECTIVE WITH THOMAS INDUSTRIES' INVESTMENT IN GTG, ITS INTEREST IN GTG WAS ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING. EFFECTIVE WITH THE CLOSE OF BUSINESS ON JULY 31, 2004, THOMAS INDUSTRIES SOLD ITS 32% INTEREST IN GTG TO GENLYTE FOR APPROXIMATELY $400,900. AS REQUIRED BY
        ARTICLE 11 OF REGULATION S-X, THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS INCLUDES EQUITY INCOME FROM GTG, AS WELL AS A GAIN FROM THE SALE OF THOMAS INDUSTRIES' INTEREST IN GTG. IN TOTAL, THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS INCLUDES $176,954 OF PRETAX INCOME, $95,054 OF NET INCOME AND $3.90 OF DILUTED EARNINGS PER SHARE FROM THE EFFECTS OF GTG. FOR INFORMATION THAT EXCLUDES THE EFFECTS OF GTG, SEE NOTE (F) BELOW.


See accompanying notes to unaudited pro forma consolidated financial statements

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 2004
                                 (IN THOUSANDS)


                                                                                               THOMAS             PRO FORMA
                                                                                             INDUSTRIES        GARDNER DENVER,
                                                                                              ACQ. AND           NASH ELMO,
                                                                                               RELATED             THOMAS
                                                ADJUSTMENTS                      THOMAS       FINANCING        INDUSTRIES AND
                               GARDNER DENVER     FOR THE     GARDNER DENVER   INDUSTRIES     PRO FORMA            RELATED
                                 HISTORICAL      OFFERING      AS ADJUSTED     HISTORICAL    ADJUSTMENTS          FINANCING
                               --------------   -----------   --------------   ----------   -------------      ---------------
ASSETS
Current assets
  Cash and equivalents.......    $   64,601      $      --    $       64,601    $133,472      $(105,573)(K)      $   92,500
  Short-term investments.....            --             --                --     133,627       (133,627)(K)              --
  Receivables, net...........       163,927             --           163,927      58,305         (1,000)(K)         221,232
  Inventories, net...........       138,386             --           138,386      75,207          3,192(K),(L)      219,742
                                                                                                  4,957(K)
                                                                                                 (2,000)(K)
  Deferred income taxes......         9,465             --             9,465       5,101         (1,957)(K)          12,609
  Other current assets.......         9,143             --             9,143       7,514             --              16,657
                                 ----------      ---------    --------------    --------      ---------          ----------
    Total current assets.....       385,522             --           385,522     413,226       (236,008)            562,740
                                 ----------      ---------    --------------    --------      ---------          ----------
Property, plant and
  equipment, net.............       148,819             --           148,819     114,868         25,791(K),(M)      289,478
Goodwill.....................       374,159             --           374,159      68,639        145,843(K)          588,641
Other intangibles, net.......       110,173             --           110,173      22,659        108,000(K)          218,173
                                                                                                (22,659)(K)
Other assets.................         9,936             --             9,936       2,544          7,000(N)           19,480
                                 ----------      ---------    --------------    --------      ---------          ----------
      Total assets...........    $1,028,609      $      --    $    1,028,609    $621,936      $  27,967          $1,678,512
                                 ==========      =========    ==============    ========      =========          ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities
  Short-term borrowings and
    current maturities of
    long-term debt...........    $   32,949      $      --    $       32,949    $  1,797      $ (18,299)         $   16,447
  Accounts payable and
    accrued liabilities......       206,069             --           206,069      53,961             --             260,030
  Dividends payable..........            --             --                --       1,689             --               1,689
                                 ----------      ---------    --------------    --------      ---------          ----------
    Total current
      liabilities............       239,018             --           239,018      57,447        (18,299)            278,166
                                 ----------      ---------    --------------    --------      ---------          ----------
Long-term debt, less current
  maturities.................       280,256       (176,175)(J)        104,081      7,751        528,799(K)          640,631
Postretirement benefits other
  than pensions..............        30,503             --            30,503          --             --              30,503
Deferred income taxes........        21,324             --            21,324       8,978         40,900(K)           71,202
Other liabilities............        52,032             --            52,032      20,827          3,500(K)           76,359
                                 ----------      ---------    --------------    --------      ---------          ----------
    Total liabilities........       623,133       (176,175)          446,958      95,003        554,900           1,096,861
                                 ----------      ---------    --------------    --------      ---------          ----------
    Total stockholders'
      equity.................       405,476        176,175(J)        581,651     526,933       (526,933)(O)         581,651
                                 ----------      ---------    --------------    --------      ---------          ----------
      Total liabilities and
        stockholders'
        equity...............    $1,028,609      $      --    $    1,028,609    $621,936      $  27,967          $1,678,512
                                 ==========      =========    ==============    ========      =========          ==========


See accompanying notes to unaudited pro forma consolidated financial statements

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(A) Includes a $3,735 non-recurring unfavorable impact related to recording the acquired inventory of Syltone and Nash Elmo at fair value.

(B) Reflects the change in Nash Elmo's depreciation and amortization expense due to the depreciation of the step-up in its property, plant and equipment to estimated fair value over estimated average useful lives ranging from 3 to 25 years, and the amortization of the separately identifiable intangible assets with finite lives at estimated fair values over estimated useful lives ranging from 5 to 20 years. This adjustment is based on our estimated allocation of the purchase price for the Nash Elmo acquisition. We will base the final allocation on appraisals that have not yet been completed.

(C) Reflects the following interest expense on the incremental borrowings necessary to finance the Nash Elmo acquisition:

Interest on the incremental credit line borrowing ($117,480
  at 3.75%).................................................  $ 2,937
Interest on the incremental term loan borrowing ($108,750 at
  3.75%)....................................................    2,719
Incremental interest on our previously existing borrowings
  due to an increase in rates on borrowings and commitments
  resulting from the increased leverage from the Nash Elmo
  acquisition...............................................      213
Net impact on amortization of debt issue costs related to
  the financing for the Nash Elmo acquisition...............     (117)
Elimination of historical interest expense on Nash Elmo's
  debt repaid in conjunction with the Nash Elmo
  acquisition...............................................   (2,834)
                                                              -------
     Total interest expense adjustment......................  $ 2,918
                                                              =======

       For purposes of determining the adjustment for the credit line and the term loan borrowings, the applicable LIBOR rate plus the applicable margin per our credit agreement was used.

(D) Reflects the income tax effects of the pro forma adjustments to provide for the combined effective income tax rate for Gardner Denver and Nash Elmo of 30.0%.


(E) Reflects the reduction in interest expense assuming net proceeds from the stock offering of $176,175 were used to pay down debt:



Interest on paid down credit line borrowing ($113,635 at
  3.85%)....................................................  $(4,375)
Interest on paid down term loan borrowing ($62,540 at
  3.85%)....................................................   (2,408)
Interest on remaining borrowings due to decreased leverage
  from stock offering.......................................   (1,019)
Net impact on amortization of debt issue costs related to
  debt retired..............................................      153
                                                              -------
                                                              $(7,649)
                                                              =======


       For purposes of determining the adjustment to interest expense for the credit line and term loan borrowings, the applicable LIBOR rate plus the applicable margin per our credit agreement was used.

(F) As noted above, effective with the close of business on July 31, 2004, Thomas Industries sold its 32% interest in GTG to Genlyte for approximately $400,900. The information set forth below adjusts the information presented under the title "Pro Forma Gardner Denver, Nash Elmo, Thomas Industries and Related Financing" to exclude the effects of GTG, assuming Thomas Industries had sold its interest in GTG at the beginning of the period presented and used a portion of the net proceeds from the sale to repay all of Thomas Industries' existing debt, other than its capitalized lease obligations.

                                                                           YEAR ENDED DECEMBER 31, 2004
                                                                    ------------------------------------------
                                                                                                   PRO FORMA
                                                                     PRO FORMA                      GARDNER
                                                                      GARDNER                       DENVER,
                                                                      DENVER,                      NASH ELMO,
                                                                     NASH ELMO,                      THOMAS
                                                                       THOMAS                      INDUSTRIES
                                                                     INDUSTRIES                   AND RELATED
                                                                    AND RELATED                    FINANCING,
                                                                     FINANCING     ADJUSTMENTS    AS ADJUSTED
                                                                    ------------   -----------    ------------
                                                                     (in thousands, except per share amounts)
           Revenues...............................................   $1,305,970            --      $1,305,970
           Costs and expenses
             Cost of sales........................................      848,269            --         848,269
             Depreciation and amortization........................       50,415            --          50,415
             Selling and administrative expenses..................      309,679          (353)(1)     309,326
             Interest expense.....................................       40,109        (1,711)(2)      38,398
             Other income, net....................................       (2,312)           --          (2,312)
                                                                     ----------     ---------      ----------
           Total costs and expenses...............................    1,246,160        (2,064)      1,244,096
           Equity income from GTG.................................       18,608       (18,608)(3)          --
           Gain on sale of GTG....................................      160,410      (160,410)(4)          --
                                                                     ----------     ---------      ----------
           Income before income taxes.............................      238,828      (176,954)         61,874
           Provision for income taxes.............................      102,009        81,900(5)       20,109
                                                                     ----------     ---------      ----------
             Net income...........................................   $  136,819     $ (95,054)     $   41,765
                                                                     ==========     =========      ==========
           Basic earnings per share...............................   $     5.71                    $     1.74
                                                                     ==========                    ==========
           Diluted earnings per share.............................   $     5.61                    $     1.71
                                                                     ==========                    ==========
           Basic weighted average number of shares outstanding....       23,955                        23,955
                                                                     ==========                    ==========
           Diluted weighted average number of shares
             outstanding..........................................       24,377                        24,377
                                                                     ==========                    ==========


         (1) The adjustment reflects the reduced bank fees and deferred loan amortization due to applying a portion of the proceeds from the sale of Thomas Industries' interest in GTG to pay down previously existing bank debt, except capitalized lease obligations, as of the beginning of the period.

         (2) The adjustment reflects the reduced interest expense due to applying a portion of the proceeds from the sale of Thomas Industries' interest in GTG to pay down debt as of the beginning of the period.

         (3) The adjustment reflects the elimination of Thomas Industries' equity income from GTG due to the sale of GTG as of the beginning of the period.

         (4) The adjustment reflects the elimination of the pretax gain on sale of Thomas Industries' interest in GTG as of the beginning of the period.


         (5) The adjustment reflects the income tax effects of adjustments (1),
             (2), (3) and (4) to reflect an overall effective tax rate of 32.5% excluding the impact of the gain on Thomas Industries' sale of its interest in GTG or its equity income prior to the sale.


       Financial information for Thomas Industries includes $5,245 of non-recurring charges related to plant shutdown, legal and environmental costs.

(G) Reflects the change in Thomas Industries' depreciation and amortization expense due to the depreciation of the step-up in property, plant and equipment to the estimated fair value over estimated average useful lives ranging from 3 to 25 years, and the amortization of the separately identifiable intangible assets with finite lives at estimated fair values over estimated useful lives ranging from 5 to 20 years. This adjustment is based on our estimated allocation of the purchase price for the Thomas Industries acquisition. We will base the final allocation on appraisals that have not yet been completed.

(H) Reflects the following interest expense on the estimated incremental borrowings necessary to finance the Thomas Industries acquisition (as discussed above under "- Thomas Industries Acquisition and Related Financing").


Reversal of interest savings noted in footnote (E) above to
  reflect the paydown of such debt..........................   $ 7,649
Interest on the new senior subordinated notes ($125,000 at
  8.00%)....................................................    10,000
Interest on the new term loan and revolving loan borrowings
  ($236,225 at 3.90%).......................................     9,217
Incremental interest on our previously existing borrowings
  due to an increase in rates on borrowings and commitments
  resulting from the increased leverage from the Thomas
  Industries acquisition....................................       988
Elimination of historical interest expense on other
  borrowings to be repaid ($26,900 at 5.25%)................    (1,412)
Net impact on amortization of debt issue costs related to
  the financing for the Thomas Industries acquisition.......     1,171
Prepayment penalty on other borrowings to be repaid.........     1,274
                                                               -------
  Total interest expense adjustment.........................   $28,887
                                                               =======


      The prepayment penalty on other borrowings to be repaid of $1,274 was based upon interest rates in effect as of January 1, 2004. Based upon interest rates in effect at the time of this offering and principal currently outstanding, the actual prepayment penalty is expected to be approximately $324.

(I) Reflects the income tax effects of the pro forma adjustments to provide for the combined effective income tax rate for Gardner Denver, Nash Elmo and Thomas Industries (excluding the effect of GTG) of 32.5%.


(J) Reflects the issuance of 5,000,000 shares of common stock, par value $0.01 per share at $37.00 per share less direct costs associated with the offering of $8,825. These net proceeds will be used to pay down the existing credit line ($113,635) and a portion of the existing term loan ($62,540).


(K) Reflects the following estimated sources and uses of cash, purchase price allocation and net fair value adjustments to Thomas' assets and liabilities including goodwill:


Sources and uses of cash:
Consideration to be paid at closing for the shares of Thomas
  Industries................................................  $ 734,200
Cash to be paid for estimated direct acquisition costs,
  including financial advisory, legal, accounting, auditing
  and other costs...........................................      8,500
                                                              ---------
Aggregate purchase price....................................  $ 742,700
                                                              =========
Available cash at Gardner Denver............................     20,000
Available cash and short-term investments at Thomas
  Industries................................................    219,200
                                                              ---------
Total existing cash used for the acquisition................  $ 239,200
                                                              =========
Borrowings available under existing credit line.............    119,860
Borrowings available under existing term loan...............     62,540
Borrowings available under new term loan....................    230,000
Borrowings available under new senior subordinated notes....    125,000
Existing Gardner Denver debt to be repaid...................    (26,900)
                                                              ---------
Total new borrowings........................................    510,500
Less estimated debt issuance costs related to new
  borrowings................................................     (7,000)(N)
                                                              ---------
Net borrowings directly related to the acquisition purchase
  price.....................................................  $ 503,500
                                                              =========

Estimated purchase price allocation:
Aggregate purchase price....................................  $ 742,700
Book value of Thomas Industries' net assets.................   (526,933)
Capitalized estimated manufacturing profit in inventory
  acquired..................................................     (3,192)(L)
Elimination of LIFO reserve.................................     (4,957)
Step-up in property, plant and equipment to fair value......    (25,791)(M)
Elimination of Thomas Industries' historical intangible
  assets (other than goodwill)..............................     22,659
Separately identifiable intangible assets (other than
  goodwill).................................................   (108,000)
Adjustment of pension liabilities (equal to excess of the
  projected benefit obligation over the fair value of plan
  assets less Thomas Industries' existing liability.........      3,500
Additional deferred tax liabilities, net (on fair value
  changes to assets and liabilities)........................     42,857
Other asset and liability fair value adjustments, net.......      3,000
                                                              ---------
Net adjustment to goodwill..................................  $ 145,843
                                                              =========

      This reflects our preliminary estimates of the purchase price allocation for the Thomas Industries acquisition, which may change upon completion of appraisals. Further, we may identify other assets and liabilities to which a portion of the purchase price will be allocated. The purchase price allocation also does not include an accrual for any anticipated restructuring activities in connection with the Thomas Industries acquisition. We have not yet performed a detailed analysis to identify and measure additional adjustments that may be necessary to conform Thomas Industries' accounting policies with our accounting policies.

      The adjusted pro forma balance of Thomas Industries' other separately identifiable intangible assets is estimated to be comprised of the following:

Other intangible assets:
  Customer lists and relationships, to be amortized over 20
     years..................................................   $ 50,000
  Trademarks and trade names, indefinite lives..............     45,000
  Technology (primarily patents and software), to be
     amortized
     over 5-10 years........................................      9,500
  Other, to be amortized over 5 years.......................      3,500
                                                               --------
                                                               $108,000
                                                               ========

      In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the pro forma statement of operations does not include amortization of goodwill and other intangible assets with indefinite useful lives to be acquired in the Thomas Industries acquisition.

(L) Reflects the estimated purchase accounting adjustment for capitalization of estimated manufacturing profit in inventory to be acquired with Thomas Industries. The pro forma statement of operations does not reflect the one time adjustment on cost of sales during the period this inventory is sold.

(M) Reflects the estimated purchase accounting adjustment to Thomas Industries' property, plant and equipment to step-up the basis to estimated fair value. This adjustment is based on the estimated allocation of the purchase price for the Thomas Industries acquisition. The final allocation of the purchase price will be based on appraisals that have not yet been completed.

(N) Reflects the estimated additional debt issuance costs related to the new borrowings which will be capitalized and amortized through maturity.

(O) Reflects the elimination of Thomas Industries' historical consolidated equity.

         SELECTED CONSOLIDATED FINANCIAL INFORMATION OF GARDNER DENVER

     The selected historical consolidated financial information presented below is for, and as of the end of, each of the years in the five-year period ended December 31, 2004. Our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 have been audited by KPMG LLP, an independent registered public accounting firm. Our consolidated financial statements for the years ended December 31, 2000 and 2001 have been audited by Arthur Andersen LLP, independent auditors. The consolidated financial statements as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, and the reports thereon, are included in this prospectus supplement.

     The selected consolidated financial information should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, the related notes, and the independent registered public accounting firm's reports.

                                                        YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                           2000       2001       2002       2003        2004
                                         --------   --------   --------   --------   ----------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Revenues.............................  $379,358   $419,770   $418,158   $439,530   $  739,539
  Costs and expenses
     Cost of sales.....................   268,290    294,249    289,631    307,753      498,435
     Depreciation and amortization
       (1).............................    15,881     17,567     14,139     14,566       21,901
     Selling and administrative
       expenses........................    59,784     69,678     79,400     85,326      157,453
     Interest expense..................     7,669      6,796      6,365      4,748       10,102
     Other income, net.................    (2,160)    (3,203)      (204)    (3,221)        (638)
                                         --------   --------   --------   --------   ----------
  Total costs and expenses.............   349,464    385,087    389,331    409,172      687,253
                                         --------   --------   --------   --------   ----------
  Income before income taxes...........    29,894     34,683     28,827     30,358       52,286
  Provision for income taxes...........    11,210     12,659      9,225      9,715       15,163
                                         --------   --------   --------   --------   ----------
  Net income...........................  $ 18,684   $ 22,024   $ 19,602   $ 20,643   $   37,123
                                         ========   ========   ========   ========   ==========
  Basic earnings per share.............  $   1.22   $   1.42   $   1.24   $   1.29   $     1.96
                                         ========   ========   ========   ========   ==========
  Diluted earnings per share...........  $   1.21   $   1.40   $   1.22   $   1.27   $     1.92
                                         ========   ========   ========   ========   ==========
  Basic shares outstanding.............    15,300     15,553     15,854     16,061       18,955
  Diluted shares outstanding...........    15,489     15,783     16,042     16,312       19,377
BALANCE SHEET DATA (AS OF END OF
  PERIOD):
  Total assets.........................  $403,881   $488,688   $478,730   $589,733   $1,028,609
  Long-term debt, less current
     maturities........................   115,808    160,230    112,663    165,756      280,256
  Total debt...........................   121,589    167,605    120,163    182,631      313,205
  Total liabilities....................   232,733    289,960    255,807    323,828      623,133
  Stockholders' equity.................   171,148    198,728    222,923    265,905      405,476
OTHER FINANCIAL DATA:
  Gross margin (2).....................  $111,068   $125,521   $128,527   $131,777   $  241,104
  EBITDA (3)...........................    53,444     59,046     49,331     49,672       84,289
  Capital expenditures.................    13,549     11,524     13,641     11,950       19,550
  Net cash provided by operating
     activities........................    30,636     44,153     52,481     46,283       76,752
  Orders (4)...........................   379,985    413,438    402,019    425,620      786,990

(1) As a result of adopting Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles Assets," periodic goodwill amortization ceased effective January 1, 2002.

(2) Gross margin consists of revenues minus cost of sales (excluding depreciation and amortization).

(3) EBITDA consists of net income before provision for income taxes, interest expense and depreciation and amortization. EBITDA is not a measurement of financial performance or liquidity determined in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income, net cash provided by operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles.

    We present EBITDA because we believe it is frequently used by analysts, investors and other interested parties in the financial evaluation of companies in our industry, and we believe it provides useful information to investors. This definition of EBITDA, however, may differ from the definition used by other companies. A reconciliation of net income to EBITDA is provided as follows:

                                           YEAR ENDED DECEMBER 31,
                               -----------------------------------------------
                                2000      2001      2002      2003      2004
                               -------   -------   -------   -------   -------
                                               (in thousands)
Net income...................  $18,684   $22,024   $19,602   $20,643   $37,123
Provision for income taxes...   11,210    12,659     9,225     9,715    15,163
Interest expense.............    7,669     6,796     6,365     4,748    10,102
Depreciation and
  amortization...............   15,881    17,567    14,139    14,566    21,901
                               -------   -------   -------   -------   -------
EBITDA.......................  $53,444   $59,046   $49,331   $49,672   $84,289
                               =======   =======   =======   =======   =======

(4) Orders consists of bookings we believe to be firm for which a customer purchase order has been received or communicated. Since orders can be rescheduled or canceled at any time, orders do not necessarily reflect future sales levels.

        SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THOMAS INDUSTRIES

     The selected historical consolidated financial information presented below is for, and as of the end of, each of the years in the five-year period ended December 31, 2004. Thomas Industries' consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Its consolidated financial statements for the years ended December 31, 2000 and 2001 have been audited by Arthur Andersen, LLP, independent auditors. The consolidated financial statements as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, and the reports thereon, are included in this prospectus supplement.

     The selected consolidated financial information should be read in conjunction with the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, the related notes, and the independent registered public accounting firm's report.

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            2000       2001       2002       2003       2004
                                          --------   --------   --------   --------   --------
                                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $188,824   $184,382   $240,602   $376,774   $410,114
  Costs of products sold................   120,835    118,625    154,904    246,832    262,654
                                          --------   --------   --------   --------   --------
  Gross profit..........................    67,989     65,757     85,698    129,942    147,460
  Selling, general and administrative
     expenses...........................    44,070     43,411     59,989    101,943    117,728
  Equity income from GTG................    24,575     24,835     28,804     32,138     18,608
  Gain on sale of GTG...................        --         --         --         --    160,410
                                          --------   --------   --------   --------   --------
  Operating income......................    48,494     47,181     54,513     60,137    208,750
  Interest expense......................     3,995      3,630      3,370      4,237      2,691
  Interest income and other.............     3,799      1,489        456        312      2,335
  Other income (expense)................        --         --       (434)      (533)      (724)
                                          --------   --------   --------   --------   --------
  Income before income taxes and
     minority interest..................    48,298     45,040     51,165     55,679    207,670
  Income taxes..........................    18,213     16,870     18,452     18,340     93,516
                                          --------   --------   --------   --------   --------
  Income before minority interest.......    30,085     28,170     32,713     37,339    114,154
  Minority interest, net of tax.........        --         --         21         25         --
                                          --------   --------   --------   --------   --------
  Net income............................  $ 30,085   $ 28,170   $ 32,692   $ 37,314   $114,154
                                          ========   ========   ========   ========   ========
  Net income per share - Basic..........  $   1.95   $   1.86   $   2.06   $   2.17   $   6.53
  Net income - Diluted..................  $   1.91   $   1.80   $   2.00   $   2.12   $   6.44
  Dividends declared per share..........  $   0.30   $   0.34   $   0.34   $   0.37   $   0.38
BALANCE SHEET DATA (AS OF END OF
  PERIOD):
  Total assets..........................  $306,112   $306,714   $491,016   $573,134   $621,936
  Long-term debt, less current
     maturities.........................    40,727     24,938    104,047    102,673      7,751
  Total debt............................    48,513     32,726    114,869    115,646      9,548
  Total liabilities.....................    88,710     69,001    176,615    189,779     95,003
  Stockholders' equity..................   217,402    237,713    314,367    383,355    526,933
OTHER FINANCIAL DATA:
  EBITDA(1).............................  $ 59,756   $ 56,583   $ 65,003   $ 75,123   $226,701
  Capital expenditures..................    10,188      8,548      8,358     20,108     16,403

(1) EBITDA consists of net income before minority interest, provision for income taxes, interest expense and depreciation and amortization. EBITDA is not a measurement of financial performance or liquidity determined in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income, net cash provided by operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles. We present EBITDA because we believe it is frequently used by analysts, investors and other interested parties in the financial evaluation of companies in our industry, and we believe it provides useful information to investors. This definition of EBITDA, however, may differ from the definition used by other companies. A reconciliation of net income to EBITDA is provided as follows:

                                                YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------
                                   2000       2001       2002       2003       2004
                                 --------   --------   --------   --------   ---------
                                                    (in thousands)
Net income.....................  $ 30,085   $ 28,170   $ 32,692   $ 37,314   $ 114,154
Minority interest, net of
  tax..........................        --         --         21         25          --
Provision for income taxes.....    18,213     16,870     18,452     18,340      93,516
Interest expense...............     3,995      3,630      3,370      4,237       2,691
Depreciation and
  amortization.................     7,463      7,913     10,468     15,207      16,340
                                 --------   --------   --------   --------   ---------
EBITDA.........................  $ 59,756   $ 56,583   $ 65,003   $ 75,123   $ 226,701
                                 --------   --------   --------   --------   ---------
Equity income from GTG.........   (24,575)   (24,835)   (28,804)   (32,138)    (18,608)
Gain on sale of GTG............        --         --         --         --    (160,410)
Bank fees and deferred loan
  amortization.................        --         --         --         --         353(a)
                                 --------   --------   --------   --------   ---------
EBITDA excluding effects of
  GTG..........................  $ 35,181   $ 31,748   $ 36,199   $ 42,985   $  48,036(b)
                                 ========   ========   ========   ========   =========

     (a) Resulting from Thomas Industries' repayment of debt.

     (b) Includes $5,245 of non-recurring charges related to plant shutdown, legal and environmental costs.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our Consolidated Financial Statements and notes thereto.

OVERVIEW

     The Company believes it is one of the leading designers, manufacturers and marketers of engineered stationary air compressors, liquid ring pumps and blowers for various industrial and transportation applications and of pumps used in the petroleum and industrial markets and other fluid transfer equipment serving chemical, petroleum and food industries.

     Since its spin-off from Cooper Industries, Inc. in 1994, the Company has completed 17 acquisitions, growing its revenues from approximately $176 million to $740 million in 2004. Of the 17 acquisitions, the two largest were completed in 2004 with the purchase of nash_elmo Holdings, LLC ("Nash Elmo") and Syltone plc ("Syltone").

     On September 1, 2004, the Company acquired Nash Elmo, a leading global manufacturer of industrial vacuum pumps. Nash Elmo is primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Compressor and Vacuum Products segment's existing product portfolio. Nash Elmo, previously headquartered in Trumbull, CT, has primary manufacturing facilities located in Bad Neustadt and Nuremberg, Germany; Zibo, China; and Campinas, Brazil. For the year ended December 31, 2003, Nash Elmo's revenues and earnings before income taxes were $212.4 million and $7.8 million, respectively. Nash Elmo's largest markets are in Europe, Asia, North America and South America. Approximately 70% of Nash Elmo's revenues are generated from liquid ring pump products (including related engineered systems and aftermarket services), while the remaining 30% are derived from side channel blower products (including aftermarket services).

     On January 2, 2004, the Company acquired the outstanding shares of Syltone, previously a publicly traded company listed on the London Stock Exchange. Syltone, previously headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's existing product lines. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. For the twelve months ended September 30, 2003, Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of L84.4 million and L6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/L). Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

     Subsequent to the acquisition of Nash Elmo and Syltone, the Company continues to be organized based upon the products and services it offers and has four operating divisions: Compressor, Blower, Liquid Ring Pump and Fluid Transfer. These divisions comprise two reportable segments, Compressor and Vacuum Products (formerly Compressed Air Products) and Fluid Transfer Products. The Compressor, Blower (which now includes the Syltone transportation-related activities and Nash Elmo's side channel blower business) and Liquid Ring Pump (consisting of Nash Elmo's liquid ring pump business) Divisions are aggregated into one reportable segment (Compressor and Vacuum Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. During the third quarter of 2004, the Company's former Pump and Fluid Transfer (which consisted of the Syltone fluid transfer-related activities) Divisions were combined into one division, Fluid Transfer. These two divisions were previously aggregated into one reportable segment (Fluid Transfer Products) primarily due to the same factors as noted above, and thus, there has been no change to the Fluid Transfer Products segment.

     In the Compressor and Vacuum Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. Stationary air compressors are used in manufacturing, process applications and materials handling, and to power air tools and equipment. Blowers are used primarily in pneumatic conveying, wastewater aeration, numerous applications in industrial manufacturing and engineered vacuum systems. Liquid ring pumps are used in many different vacuum applications and engineered systems, such as water removal, distilling, reacting, efficiency improvement, lifting and handling, and filtering, principally in the pulp and paper, industrial manufacturing, chemical and power industries. Revenues of the Compressor and Vacuum Products segment constituted 80% of total revenues in 2004.

     In the Fluid Transfer Products segment, the Company designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. Revenues of the Fluid Transfer Products segment constituted 20% of total revenues in 2004.

     The Company sells its products through independent distributors and sales representatives, and directly to original equipment manufacturers, engineering firms, packagers and end-users.

     The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2004     2003     2002
                                                              -----    -----    -----
Revenues....................................................  100.0%   100.0%   100.0%
                                                              -----    -----    -----
Costs and expenses
  Cost of sales.............................................   67.4     70.0     69.3
  Depreciation and amortization.............................    2.9      3.3      3.3
  Selling and administrative expenses.......................   21.3     19.4     19.0
  Interest expense..........................................    1.4      1.1      1.5
  Other income, net.........................................   (0.1)    (0.7)      --
                                                              -----    -----    -----
Total costs and expenses....................................   92.9     93.1     93.1
                                                              -----    -----    -----
Income before income taxes..................................    7.1      6.9      6.9
Provision for income taxes..................................    2.1      2.2      2.2
                                                              -----    -----    -----
Net income..................................................    5.0%     4.7%     4.7%
                                                              =====    =====    =====

RECENT DEVELOPMENTS

     On March 8, 2005, the Company signed a definitive agreement to acquire Thomas Industries Inc. ("Thomas Industries"), a New York Stock Exchange listed company trading under the ticker symbol "TII." Thomas Industries is a worldwide leader in the design, manufacture and marketing of precision engineered pumps, compressors and blowers. The agreed-upon purchase price is $40.00 per share for all outstanding shares and share equivalents (approximately $734.2 million) and the assumption of $9.5 million of long-term capitalized lease obligations. As of December 31, 2004, Thomas Industries had $267.1 million in cash, cash equivalents and short-term investments. The net transaction value, including assumed debt and net of cash, is approximately $476.6 million. See "Our
Business - The Thomas Industries Acquisition."

     The acquisition is expected to close in 2005 and is subject to the approval of Thomas Industries' stockholders and other customary closing conditions, including the receipt of applicable regulatory approvals.

                  YEAR ENDED DECEMBER 31, 2004, COMPARED WITH
                          YEAR ENDED DECEMBER 31, 2003

REVENUES

     Revenues increased $300.0 million (68%) to $739.5 million in 2004, compared to $439.5 million in 2003. This increase was primarily due to acquisitions in 2004, which contributed $247.3 million in revenues. Increased shipments of well stimulation pumps, pump parts, compressors and blowers, combined with changes in currency exchange rates and price increases, also contributed to this increase. Revenues outside the United States, as a percentage of total revenues, increased to 56% in 2004, compared to 42% in 2003, primarily due to acquisitions and volume increases in Europe, China and South Africa.

     Revenues for the Compressor and Vacuum Products segment increased $220.4 million (60%) to $589.4 million in 2004, compared to $369.0 million in 2003. This increase is primarily due to acquisitions in 2004 (52%), increased volume of compressor and blower shipments in the U.S., Europe, China and South Africa (3%), changes in currency exchange rates (3%) and price increases (2%).

     Fluid Transfer Products segment revenues increased $79.7 million to $150.2 million in 2004, compared to $70.5 million in 2003. This 113% increase is primarily due to the acquisition of Syltone (78%), increased shipments of well stimulation pumps, water jetting systems and related aftermarket (34%) and price increases (4%). These positive factors were partially offset by a decreased volume of drilling pump shipments (3%).

COSTS AND EXPENSES

     Gross margin increased $109.3 million (83%) to $241.1 million in 2004, compared to $131.8 million in 2003. Gross margin percentage increased to 32.6% in 2004, compared to 30.0% in 2003. This increase in gross margin percentage was principally attributable to the increased volume in both segments and the related positive impact of increased leverage of fixed and semi-fixed costs over a higher revenue base. Acquisitions completed in 2004 also positively impacted gross margin percentage, as their gross margin percentage (35.1%) was higher than the Company's previously existing businesses despite a non-recurring negative impact of approximately $3.7 million stemming from recording their inventory at fair value on the respective acquisition dates. Finally, favorable sales mix also contributed to the increased gross margin as 2004 included a higher percentage of aftermarket sales compared to the prior year. These positive factors were partially offset by higher material costs due to surcharges on castings and other components stemming from increases in scrap iron and other metal prices. Higher warranty costs and some supply chain inefficiencies that affected material availability also negatively impacted gross margin.

     Depreciation and amortization increased $7.3 million to $21.9 million in 2004, compared to $14.6 million in 2003, primarily due to the Syltone and Nash Elmo acquisitions.

     Selling and administrative expenses increased $72.1 million (85%) to $157.5 million in 2004, compared to $85.3 million in 2003, primarily due to acquisitions in 2004 ($61.9 million). Higher compensation and fringe benefit costs, professional fees and changes in currency exchange rates also contributed to this increase. As a percentage of revenues, selling and administrative expenses increased to 21.3% for 2004 from 19.4% in the prior year, primarily due to the 2004 acquisitions.

     Other income, net decreased $2.6 million in 2004 to $0.6 million, compared to $3.2 million in 2003. This change was primarily due to higher foreign currency transaction gains recorded in 2003. Prior year results included a $3.2 million gain in the fourth quarter related to the appreciation of U.S. dollar borrowings, which were converted to British pounds prior to being used to consummate the Syltone acquisition. An additional $1.2 million gain was recorded related to these borrowings in the first quarter of 2004. Prior year results also included a $0.4 million pretax gain on the sale of an idle manufacturing facility in Syracuse, New York.

     The Compressor and Vacuum Products segment generated operating earnings as a percentage of revenues of 7.9% in 2004, compared to 7.5% in 2003. This increase was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base, favorable sales mix and restructuring programs initiated in the fourth quarter of 2003. These positive factors were partially offset by higher material, compensation and fringe benefit and warranty costs. Operating earnings as a percentage of revenues from Compressor and Vacuum Products segment businesses that existed prior to the Nash Elmo and Syltone acquisitions were 7.9% for 2004.

     The Fluid Transfer Products segment generated operating earnings as a percentage of revenues of 10.0% in 2004, compared to 5.8% in 2003. This improvement was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base, operational improvements and price increases. These positive factors were partially offset by the impact of the Syltone business included in this segment which had lower operating earnings as a percentage of revenues than the segment's previously existing businesses. Operating earnings as a percentage of revenues from Fluid Transfer Products segment businesses that existed prior to the Syltone acquisition were 13.6% in 2004.

     Interest expense increased $5.4 million (113%) to $10.1 million in 2004, compared to $4.7 million in 2003, due to higher average borrowings stemming from the Syltone and Nash Elmo acquisitions and higher average interest rates. The average interest rate was 5.0% in 2004, compared to 3.9% in 2003. See Note 7 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

     Income before income taxes increased $21.9 million (72%) to $52.3 million in 2004, compared to $30.4 million in 2003. Acquisitions in 2004 contributed $10.6 million to this increase. The balance of the increase is primarily due to the increased volume in both segments and the related positive impact of increased leverage of fixed and semi-fixed costs over a higher revenue base. These positive factors were partially offset by higher material, compensation and fringe benefit and warranty costs.

     The provision for income taxes increased by $5.4 million to $15.2 million in 2004, compared to $9.7 million in 2003, as a result of the incremental income before taxes partially offset by a lower overall effective tax rate. The Company's effective tax rate was lowered to 29.0% in 2004 compared to 32.0% in 2003. The lower rate is principally due to favorable tax audit settlements in Finland and the U.S. of $1.4 million and $0.2 million, respectively. A higher proportion of earnings derived from lower taxed non-U.S. jurisdictions also contributed to the lower effective tax rate. These positive factors were partially offset by incremental taxes accrued in the amount of $0.9 million for the planned repatriation of certain non-U.S. earnings in 2005 at a reduced income tax rate pursuant to the American Jobs Creation Act of 2004.

     Net income increased $16.5 million (80%) to $37.1 million ($1.92 diluted earnings per share) in 2004, compared to $20.6 million ($1.27 diluted earnings per share) in 2003. The increase in net income is primarily attributable to the same factors that resulted in increased income before taxes and the lower effective tax rate as noted above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million. Net income included $0.1 million ($0.01 diluted earnings per share) and $0.2 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2004 and 2003, respectively. The estimated incremental impact on diluted earnings per share from acquisitions was $0.33 in 2004, which was partially offset by a $0.23 dilutive impact from a stock offering completed in the first quarter of 2004.

                  YEAR ENDED DECEMBER 31, 2003, COMPARED WITH
                          YEAR ENDED DECEMBER 31, 2002

REVENUES

     Revenues increased $21.3 million to $439.5 million in 2003, compared to $418.2 million in 2002, primarily due to changes in currency exchange rates. Revenues outside the United States, as a percentage of total revenues, increased to 42% in 2003, compared to 37% in 2002. This increase is due to changes in currency exchange rates (primarily the euro and British pound) and volume increases in Asia and Canada.

     Revenues for the Compressor and Vacuum Products segment increased $19.0 million (5%) to $369.0 million in 2003, compared to $350.0 million in 2002. Revenues in this segment increased approximately $17.3 million due to changes in currency exchange rates. Increased prices contributed approximately $2.6 million but were partially offset by lower centrifugal blower volume.

     Revenues in the Fluid Transfer Products segment increased $2.4 million (4%) to $70.5 million in 2003, compared to $68.1 million in 2002. Volume increases contributed approximately 3 percentage points of the change, primarily due to increased shipments of well stimulation pumps and petroleum pump parts which was partially offset by lower drilling pump shipments. Increased prices contributed the remaining 1 percentage point increase. In 2002, Fluid Transfer Products segment revenues were supported by drilling pump backlog carried over from 2001 orders.

COSTS AND EXPENSES

     During the fourth quarter of 2003, the Company announced and initiated restructuring plans to eliminate redundant manufacturing capacity, streamline operations and reduce costs. These activities represent further integration of previously completed acquisitions, which the Company expects will better leverage existing manufacturing facilities. As a result of the restructuring, the Company expects to realize a net reduction in headcount of approximately 80 personnel (approximately 4% of its workforce as of September 30, 2003) by the end of 2005. The substantial majority of this headcount reduction was realized during the fourth quarter of 2003. As part of the restructuring program, the Company refocused the marketing strategies of its German blower business to place more emphasis on the truck blower market rather than industrial applications for its products. In addition, the Company exited the marketing and manufacturing of certain highly engineered compressor packages in the U.K. and U.S. The Company also announced its plan to implement new manufacturing processes and systems improvements to reduce inventory and its intent to establish a compressor packaging and assembly operation in China. The aggregate financial impact of these profitability improvement programs (restructuring plans, inventory reduction plan and establishment of China operations) resulted in a reduction in diluted earnings per share of approximately $0.12 in the fourth quarter of 2003.

     Atchison Casting Corporation, the Company's largest supplier of iron castings in 2002, downsized and subsequently closed its LaGrange, Missouri foundry in the second half of 2002. As a result, the Company implemented its previously developed contingency plan to secure alternate supply sources. There was a negative impact on the Company's financial performance (estimated at $0.04-$0.05 and $0.01-$0.03 diluted earnings per share in 2003 and 2002, respectively) as additional costs were incurred to expedite delivery of castings from new suppliers and accelerate depreciation expense of pattern modification charges from alternate casting suppliers who are no longer servicing the Company.

     Gross margin increased $3.3 million (3%) in 2003 to $131.8 million, compared to $128.5 million in 2002. Gross margin percentage of revenues decreased to 30.0% in 2003 from 30.7% in 2002. This decrease in the gross margin percentage was principally attributable to charges to cost of sales of $2.1 million incurred in conjunction with implementing the profitability improvement programs discussed above. This factor contributed 0.5 percentage points of the
0.7 percentage point decrease in gross margin as a percentage of revenues. Unfavorable sales mix (including a lower proportion of drilling pump and centrifugal blower sales which generate higher gross margins, and a higher proportion of compressor package sales, which generate lower gross margins), and incremental costs associated with the disruption in the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by cost reduction efforts, including continued acquisition integration.

     Selling and administrative expenses increased by 7% to $85.3 million in 2003 from $79.4 million in 2002, primarily due to changes in currency exchange rates. Selling and administrative expenses increased 4% due to changes in currency exchange rates and 1% due to expenses associated with the profitability improvement programs. The remaining increase of 2% was primarily attributable to higher compensation and postretirement expenses, which were partially offset by lower medical costs and other cost reduction efforts, including continued acquisition integration. As a percentage of revenues, selling and administrative expenses were 19.4% in 2003, compared to 19.0% in 2002. The increase in this ratio was primarily attributable to the factors discussed above, partially offset by the impact of higher revenues.

     Operating earnings for the Compressor and Vacuum Products segment decreased $2.0 million (7%) to $27.8 million, compared to $29.8 million in 2002. This decrease was primarily attributable to $2.7 million of charges incurred in the fourth quarter of 2003 for the profitability improvement programs. Higher compensation, postretirement and warranty expenses combined with costs associated with the disruption within the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by changes in currency exchange rates, lower medical costs and cost reductions efforts, including continued acquisition integration. As a percentage of revenues, operating earnings decreased to 7.5% in 2003, compared to 8.5% in 2002, as a result of the factors noted above. The expenses incurred in the fourth quarter of 2003 related to implementing the profitability improvement programs contributed 0.8 percentage points of this 1.0 percentage point decrease in operating earnings as a percentage of revenues.

     Operating earnings for the Fluid Transfer Products segment decreased $1.1 million to $4.1 million in 2003, a 21% decrease from $5.2 million in 2002. This decrease was primarily attributable to a less favorable sales mix due to a lower proportion of revenues from drilling pumps, which generate higher margins than other pump products. Higher compensation and postretirement expenses also contributed to this decrease. As a percentage of revenues, operating earnings for this segment decreased to 5.8% in 2003, compared to 7.6% in 2002, as a result of the factors noted above.

     Interest expense decreased $1.6 million (25%) to $4.7 million for 2003, compared to $6.4 million in 2002, due to lower average borrowings and interest rates. The average interest rate for 2003 was 3.9% compared to 4.4% in 2002.

     Other income, net increased $3.0 million to $3.2 million in 2003 compared to $0.2 million in 2002, due to an unrealized currency transaction gain of $3.2 million recorded in the fourth quarter of 2003. This gain related to the appreciation of U.S. dollar borrowings, which were converted to British pounds in November 2003 prior to being used to consummate the Syltone acquisition in January 2004.

     Income before income taxes increased $1.5 million (5%) to $30.4 million in 2003 from $28.8 million in 2002. This increase was primarily the result of the unrealized currency transaction gain, lower interest expense and changes in currency exchange rates discussed above. These positive factors were partially offset by the lower operating earnings in each segment.

     The provision for income taxes increased by $0.5 million (5%) to $9.7 million in 2003, compared to $9.2 million in 2002, as a result of the higher income before taxes. The Company's effective tax rate was 32% in both years.

     Net income increased $1.0 million (5%) to $20.6 million ($1.27 diluted earnings per share) in 2003, compared to $19.6 million ($1.22 diluted earnings per share) in 2002. Net income included $0.2 million ($0.02 diluted earnings per share) and $0.3 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2003 and 2002, respectively. The increase in net income was primarily attributable to the same factors that resulted in increased income before taxes discussed above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million in 2003.

OUTLOOK

     In 2004, orders for compressor and vacuum products were $611.3 million, compared to $352.7 million in 2003. Order backlog for the Compressor and Vacuum Products segment was $169.9 million as of December 31, 2004, compared to $48.7 million as of December 31, 2003. The favorable impact from 2004 acquisitions for this segment was approximately $193.9 million and $99.4 million for orders and backlog, respectively, for the year ended and as of December 31, 2004. Excluding this impact, the increase in orders and backlog compared to the prior year was primarily due to improvement in industrial demand in the U.S. and Europe combined with incremental market share gains in Europe, China and South Africa and favorable changes in currency exchange rates. The Company also experienced an increase in demand for positive displacement blowers and locomotive compressors due to an improved transportation market in the U.S. These positive factors were partially offset by the Company's exit from the marketing and manufacture of certain highly engineered compressor packages in the U.K. and U.S. in fourth quarter of 2003.

     Because air is often used as a fourth utility in the manufacturing process, demand for compressor and vacuum products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product. These indicators have been relatively weak in both 2004 and 2003 but did improve gradually during 2004. As a result, orders for compressor and vacuum products are anticipated to improve modestly in 2005 as the U.S. and European industrial economies continue to recover.

     Demand for fluid transfer products, which are primarily petroleum related, has historically corresponded to market conditions and expectations for oil and natural gas prices. Orders for fluid transfer products were $175.7 million in 2004, an increase of $102.8 million (141%) compared to $72.9 million in 2003. Order backlog for the Fluid Transfer Products segment was $52.3 million at December 31, 2004, compared to $9.7 million as of December 31, 2003, representing a 442% increase. The increase in orders and backlog for this segment due to 2004 acquisitions is $55.5 million and $17.7 million, respectively. Increased demand for well stimulation pumps, drilling pumps and petroleum pump parts also contributed to the increase as a result of elevated prices for oil and natural gas. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING WORKING CAPITAL

     During 2004, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $34.6 million to $96.2 million compared to $61.6 million in the prior year primarily due to the 2004 acquisitions. Inventory turnover decreased to 4.6 at December 31, 2004, compared to 4.9 at December 31, 2003. Days sales outstanding improved to 61 days at December 31, 2004, compared to 63 days at December 31, 2003, due to increased use of progress billings and improved collections.

    CASH FLOWS

     During 2004, the Company generated cash flows from operations totaling $76.8 million, an increase of $30.5 million (66%) compared to 2003. This increase was primarily the result of acquisitions ($22.8 million) and higher net income from previously existing businesses. Net of cash acquired, $295.3 million was used to fund the Nash Elmo and Syltone acquisitions (including direct acquisition costs) in 2004. This use of cash was primarily funded by net borrowings of $84.7 million, the common stock offering in March 2004 that generated $79.6 million and excess cash reserves. The effect of exchange rate changes on cash and cash equivalents was $3.8 million in 2004 compared to $10.7 million in 2003. This decrease is primarily due to a significant strengthening of the British pound against the U.S. dollar during 2003 combined with the fact that the Company had significant British pound denominated cash and cash equivalents on hand during the fourth quarter of 2003 to fund the Syltone acquisition in January 2004. The cash flows provided by operating and financing activities and used in investing activities, combined with the effect of exchange rate changes, resulted in a net cash decrease of $68.2 million during 2004.

    CAPITAL EXPENDITURES AND COMMITMENTS

     Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $19.6 million in 2004, compared to $12.0 million in 2003. This increase was primarily due to 2004 acquisitions, the completion of a new assembly and packaging facility in China and the integration of certain businesses onto the Company's common enterprise resource planning system. Commitments for capital expenditures at December 31, 2004 are approximately $10 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

     In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet income tax obligations which arise from the exercise or vesting of incentive stock options, restricted stock or performance shares. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2004, no shares were repurchased under these repurchase programs. As of December 31, 2004, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2004, the Company also acquired 17,799 shares of its common stock, valued at $0.5 million, which were tendered for the exercise of stock options.

    LIQUIDITY

     On March 6, 2002, the Company amended and restated its then existing Revolving Line of Credit Agreement (the "Credit Agreement"), increasing the aggregate borrowing capacity to $150.0 million and extending the maturity date to March 6, 2005. On September 1, 2004, the Company amended and restated the Credit Agreement once again, increasing the borrowing capacity to $375.0 million. This latter amended and restated Credit Agreement provided the Company with access to senior secured credit facilities including a $150.0 million five-year Term Loan and a $225.0 million five-year Revolving Line of Credit (the "Credit Line"). Proceeds from the Credit Agreement were used to fund the Nash Elmo acquisition and retire debt outstanding under its previously existing Credit Line and Term Loan.

     The Credit Line matures on September 1, 2009. On December 31, 2004, the Credit Line had an outstanding principal balance of $113.6 million, leaving $111.4 million available for letters of credit or future use, subject to the terms of the Credit Line.

     The $150.0 million Term Loan has a final maturity of September 1, 2009. The Term Loan requires principal payments totaling $7.5 million, $15.0 million, $22.5 million, $37.5 million and $67.5 million in years one through five, respectively. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

     The Company's borrowing arrangements permit certain investments and dividend payments and are generally unsecured with the exception of the Credit Agreement, which requires the pledge of the stock of certain wholly-owned subsidiaries, and a security interest in the Company's manufacturing facility in Bad Neustadt, Germany. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

     On September 24, 2003, the Company filed with the Securities and Exchange Commission ("SEC") a shelf registration statement regarding $150 million of its securities. In March 2004, the Company sold 3.45 million shares of common stock lowering the amount of securities available on the shelf to $65.5 million. On January 31, 2005, the Company filed a second shelf registration statement regarding $184.5 million of its securities, bringing the total securities currently available to $250.0 million. The registration statement has since been declared effective by the SEC and allows the Company to complete one or more offerings of its common stock, preferred stock, debt securities or warrants. The Company intends to use the net proceeds from any offerings for acquisitions, capital expenditures, repayment of borrowings, working capital and other general corporate purposes. This offering is being made pursuant to these registration statements.

     On March 8, 2005, the Company executed an agreement and plan of merger ("Merger Agreement") through which it expects to effectively acquire all the outstanding shares of Thomas Industries. The Company's acquisition of Thomas Industries through the Merger Agreement is not contingent on the Company's ability to finance the transaction.

     Simultaneously with the execution of the Merger Agreement, the Company executed a Commitment Letter with Bear, Stearns & Co. Inc. and JP Morgan Chase Bank, NA and affiliated parties (together, the "Commitment Parties"). This Commitment Letter obligates the Commitment Parties, subject to limited conditions, to provide senior secured credit facilities to the Company in the aggregate amount of $930.0 million if the Company's acquisition of Thomas Industries is consummated. These credit facilities could be used by the Company to finance the acquisition of Thomas Industries, pay related fees and expenses, refinance the existing indebtedness of the Company, and finance the Company's continuing operations after the acquisition of Thomas Industries.

     Although these credit facilities are available to the Company through the Commitment Letter, the Company currently plans to finance the Thomas Industries acquisition through the amendment and expansion of its existing Credit Agreement, this offering, $125.0 million of new notes and available cash. The size and timing of these financings are subject to prevailing market conditions. See "Use of Proceeds."

     Management currently expects the Company's cash flows in 2005 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

    CONTRACTUAL OBLIGATIONS

     At December 31, 2004 certain of the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in thousands):

                                                         PAYMENTS DUE BY PERIOD
                                              ---------------------------------------------
CONTRACTUAL OBLIGATIONS                       LESS THAN                           MORE THAN
                                    TOTAL      1 YEAR     1-3 YEARS   3-5 YEARS    5 YEARS
                                   --------   ---------   ---------   ---------   ---------
Debt.............................  $313,571   $ 32,949     $54,090    $210,496     $16,036
Operating leases.................    38,233      9,608      12,661       6,305       9,659
Purchase obligations.............    73,339     73,231         108          --          --
                                   --------   --------     -------    --------     -------
Total............................  $425,143   $115,788     $66,859    $216,801     $25,695
                                   ========   ========     =======    ========     =======

     Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table excludes $103.9 million of other non-current liabilities recorded in the balance sheet, which primarily consist of pension and other postretirement liabilities and deferred income taxes, because the timing of payments related to such liabilities is uncertain. The table also excludes interest payments on existing debt arrangements. For further information regarding the Company's debt arrangements and related interest rates, see Note 7 to the Consolidated Financial Statements.

MARKET RISK

     The Company is exposed to market risk related to changes in interest rates, as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. dollar across relevant foreign currencies, principally the euro, British pound and Chinese Yuan (if permitted to float independently of the U.S. dollar), the potential losses in future earnings, fair value and cash flows are not material to the Company.

CONTINGENCIES

     The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. In addition, due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the vast majority of the plaintiffs are not impaired with a disease for which the Company bears any responsibility.

     Predecessors to the Company manufactured, distributed and sold products allegedly at issue in the pending asbestos and silicosis litigation lawsuits (the "Products"). The Company has potential responsibility for certain of these Products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

     Neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos-containing components used in the Products were completely encapsulated in a protective non-asbestos binder and enclosed within the subject Products. Furthermore, the Company has never manufactured or distributed portable air compressors.

     The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

     The Company believes that the pending and future asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

     The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

NEW ACCOUNTING STANDARDS

     In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FAS 106-2"). FAS 106-2 supersedes Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides guidance on the accounting, disclosure, effective date and transition related to the Prescription Drug Act. FAS 106-2 was effective for the third quarter of 2004. According to an actuarial assessment, the Company currently provides prescription drug benefits, which are actuarially equivalent to the Medicare prescription drug benefit, to certain retired and other employees and will therefore qualify for the subsidy. As a result, the Company accounted for the federal subsidy attributable to past services as an actuarial gain, which reduced the accumulated post-retirement benefit obligation. This actuarial gain is then amortized in future periods in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The federal subsidy attributable to employee service rendered in current and future periods will reduce future net periodic postretirement benefit cost as those employees provide service. The Company has adopted FAS 106-2, resulting in a favorable impact to diluted earnings per share of $0.01 in 2004. The favorable impact to diluted earnings per share in 2005 is expected to be $0.02.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment to ARB No. 43, Chapter 4." This statement amends previous guidance and requires expensing for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, the statement requires that allocation of fixed production overheads to inventory be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its future consolidated financial statements.

     In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. The Company will adopt SFAS No. 123-R in the first quarter of 2006.

     In December 2004, the FASB issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," ("FAS 109-1"), and Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FAS 109-2"). FAS 109-1 requires that companies who qualify for the recent tax law's deduction for domestic production activities to account for it as a special deduction under Statement No. 109 and reduce their tax expense in the period or periods the amounts are deductible on the tax return. FAS 109-2 allows companies additional time to evaluate whether foreign earnings will be repatriated under the repatriation provisions of the new tax law and requires specific disclosures for companies needing additional time to complete the evaluation. Both staff positions are effective immediately. During 2004, the Company determined that approximately $16.6 million of existing foreign earnings should meet the requirements of the American Jobs Creation Act of 2004 (the "AJCA"). The Company intends to repatriate these earnings during calendar 2005, as soon as the qualifying requirements are met. Since these earnings are no longer consider indefinitely reinvested, the Company accrued $0.9 million of income tax expense in 2004. In addition, the Company is evaluating the potential to repatriate other foreign earnings pursuant to the AJCA. Whether the Company repatriates these foreign earnings is dependent upon the Company's ability to meet the requirements of the AJCA with respect to these earnings. Until that determination is made, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries except with respect to the $16.6 million noted above. The range of additional amounts that the Company is considering for repatriation under the AJCA is between zero and $40 million. The potential range of income tax is between zero and $2.1 million.

CRITICAL ACCOUNTING POLICIES

     Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although actual results could differ materially under different assumptions or conditions.

    INVENTORIES

     Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2004, $97.5 million (70%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remaining $40.9 million (30%) accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

    GOODWILL AND OTHER INTANGIBLES

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." Among other things, this standard requires that intangible assets acquired in a business combination be recognized (at fair value) apart from goodwill if they meet one of two criteria - the contractual-legal criterion or the separability criterion. The Company has also adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material cost changes, productivity, interest rates and foreign exchange rates could affect such valuations.

    PENSION AND OTHER POSTRETIREMENT BENEFITS

     Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected rates of return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). In addition, due to the significant declines in the financial markets in recent years, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2004. As a result, the Company has recorded a cumulative reduction to stockholders' equity (accumulated other comprehensive income) in the amount of $5.6 million (after tax) as of December 31, 2004. This non-cash reduction in stockholders' equity did not impact the Company's compliance with its existing debt covenants and could be reversed in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to or exceed fully funded status. However, depending upon the performance of the equity and bond markets in 2005 and beyond, the Company could also be required to record additional charges to stockholders' equity in the future.

                                  OUR INDUSTRY

     Our Compressor and Vacuum Products segment competes in a worldwide market for Compressor and Vacuum products and services which we estimate to be in excess of $5 billion per year in sales. Our Pump Product segment competes in a worldwide market for pump products which we estimate to be in excess of $22 billion per year in sales. Our reciprocating pumps compete for approximately $2 billion of that market. Products in all of our served markets are sold to a diverse group of customers across a wide range of industries.

     Almost all manufacturing plants and industrial facilities, as well as many service industries, utilize air compressors and/or blowers. Our largest customers for compressor products are durable and non-durable goods manufacturers; process industries (petroleum, primary metals, pharmaceutical, food and paper); manufacturers of carpet cleaning equipment, pneumatic conveying equipment, and dry and liquid bulk transports; wastewater treatment facilities; and automotive service centers and niche applications such as PET bottle blowing, breathing air equipment and compressed natural gas. Typical applications for our pumps include oil transfer, salt water disposal, ammine pumping for gas processing, repressurizing, enhanced oil recovery, hydraulic power and other liquid transfer applications.

     Compressed air and pump products are best characterized as mature, with evolutionary technological advances. Technological advances in compressed air products include development of oil-free air compressors, increased product efficiency, reduction of noise levels and advanced control systems to upgrade the flexibility and precision of regulating pressure and capacity. Emerging compressed air market niches result from new technologies in plastics extrusion, oil and natural gas well drilling, field gas gathering, mobile and stationary vacuum applications, utility and fiber optic installation and environmental impact minimization, as well as other factors. Technological advances in pump products include development of larger horsepower and lighter weight pumps.

     Given the wide variety of end-users who use compressed air and pump products, strong distribution channels are critical. Products are sold through independent distributors, sales representatives, company stores, and directly to OEMs, engineering firms and end-users. Competitors within our industry use various combinations of distribution channels to reach customers.

     Competition in our markets is generally robust and is based on product quality, performance, price and availability. The relative importance of each of these factors varies depending on the specific type of product. Given the potential for equipment failures to cause expensive operational disruption, our customers generally view quality and reliability as critical factors in their equipment purchasing decision. The required frequency of maintenance is highly variable based on the type of equipment and application.

     Although there are a few large manufacturers of compressed air products, the marketplace for these products remains fragmented due to the wide variety of product technologies, applications and selling channels. Our principal competitors in sales of compressed air products include Ingersoll-Rand, Sullair (owned by United Technologies Corporation), Atlas Copco, Quincy Compressor (owned by En Pro Industries), CompAir and Roots. The marketplace for pumps, although dominated by a few multinational manufacturers with a broad product offering, is also fragmented, as the ten largest pump manufacturers account for only approximately 40% of annual sales. Because we are currently focused on pumps used in oil and natural gas production, well servicing and well drilling, we do not typically compete directly with the major full-line manufacturers. Competition in the market segment for oil and natural gas pumps is much more concentrated than for pumps generally. Our principal competitors in sales of petroleum pump products include National-Oilwell and SPM Flow Control, Inc. The marketplaces for water jetting systems and loading arms tend to be niche-oriented and somewhat concentrated with the largest three or four competitors controlling the majority of the market. Our principal competitors in sales of water jetting systems include NLB Corp., WOMA Apparatebau GmbH and Hammelmann Maschinenfabrik GmbH. Our principal competitors in sales of loading arms are OPW Engineered Systems (owned by Dover Corporation) and Kanon in distribution applications; and FMC Technology and Schwelm Verladetechnik GmbH in both marine and distribution technologies.

                                  OUR BUSINESS

     Other than under " - The Thomas Industries Acquisition," the following discussion of our business does not reflect our planned acquisition of Thomas Industries.

     Gardner Denver designs, manufactures and markets compressor and vacuum products and fluid transfer products. We believe we are one of the leading manufacturers of highly engineered stationary air compressors, blowers and liquid ring pumps for industrial applications in the United States. Stationary air compressors are used in manufacturing, process applications and materials handling, and to power air tools and equipment. Blowers are used primarily in pneumatic conveying, wastewater aeration and engineered vacuum systems. Liquid ring pumps are used primarily in process industry applications. We also believe that we are one of the leading manufacturers of reciprocating pumps used in oil and natural gas well drilling, servicing and production, water jetting systems and loading arms.

     For the year ended December 31, 2004, we had revenues of $739.5 million, of which approximately 80% were derived from sales of compressor and vacuum products while approximately 20% were from sales of fluid transfer products. Approximately 44% of our total revenues for the year ended December 31, 2004 were derived from sales in the United States and approximately 56% were from sales to customers in various countries outside the United States. Of the total non-U.S. sales, 58% were to Europe, 23% to Asia, 9% to Canada, 8% to Latin America and 2% to other regions.

     Pro forma for the year ended December 31, 2004, assuming that the Syltone and Nash Elmo acquisitions were completed on January 1, 2004, we had revenues of $895.9 million, of which approximately 83% were derived from sales of compressor and vacuum products while approximately 17% were from sales of fluid transfer products. Approximately 41% of our total pro forma revenues for the year ended December 31, 2004 were derived from sales in the United States and approximately 59% were from sales to customers in various countries outside the United States. Of the total pro forma non-U.S. sales, 59% were to Europe, 22% to Asia, 7% to Canada, 7% to Latin America and 5% to other regions.

COMPRESSOR AND VACUUM PRODUCTS SEGMENT

     In the Compressor and Vacuum Products segment, we design, manufacture, market and service the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. We also design, manufacture, market and service complementary ancillary products (access platforms, axles and gear boxes, power take-offs and valves) as a result of the Syltone acquisition. Our sales of compressor and vacuum products for the year ended December 31, 2004 were $589.4 million, of which approximately 42% were to customers in the United States.

     Compressors are used to increase the pressure of gas, including air, by mechanically decreasing its volume. Our reciprocating compressors range from 0.5 to 1,500 horsepower and are sold under the Gardner Denver, Champion and Belliss & Morcom trademarks, among others. Our rotary screw compressors range from 5 to 680 horsepower and are sold under the Gardner Denver trademark, among others.

     Blowers and liquid ring pumps are used to produce a high volume of air at low pressure and to produce vacuum. Our positive displacement blowers range from 0 to 36 pounds per square inch gauge, or "PSIG," pressure and 0-28 inches of mercury, or "Hg," vacuum and 0 to 43,000 cubic feet per minute, or "CFM," and are sold under the trademarks Sutorbilt, DuroFlow and Drum, among others. Our multistage centrifugal blowers are sold under the Gardner Denver trademark, among others, and range from 0.5 to 25 PSIG pressure and 0-18" Hg vacuum and 100 to 50,000 CFM. Our side channel blowers range from 0 to 15 PSIG pressure and 0 to 1,800 CFM and are sold under the trademark Elmo Technology. Our rotary sliding vane compressors and vacuum pumps range from 0 to 150 PSIG and 0 to 3,000 CFM and are sold under the Gardner Denver trademark, among others. Our engineered vacuum systems are used in industrial cleaning and maintenance and are sold under the Gardner Denver trademark, among others. Our liquid ring pumps and engineered systems range from 0 to 150 PSIG and 1,000 to 3,000 CFM and are sold under the Nash trademark, among others.

     Almost all manufacturing plants and industrial facilities, as well as many service industries, utilize air compressors or blowers. The largest customers for our compressor products are durable and non-durable goods manufacturers; process industries (petroleum, primary metals, pharmaceutical, food and paper); original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment, and dry and liquid bulk transports; wastewater treatment facilities; and automotive service centers and niche applications such as PET bottle blowing, breathing air equipment and compressed natural gas. Manufacturers of machinery and related equipment use stationary compressors for automated systems, controls, materials handling and special machinery requirements. The petroleum, primary metals, pharmaceutical, food and paper industries require compressed air and vacuums for process, instrumentation and control, packaging and pneumatic conveying. Blowers are instrumental to local utilities for aeration in treating industrial and municipal waste. Blowers are also used in service industries, for example, residential carpet cleaning to vacuum moisture from carpets during the shampooing and cleaning process. Blowers and rotary vane compressors are used on trucks to vacuum leaves and debris from street sewers and to unload liquid and dry bulk and powder materials such as cement, grain and plastic pellets. Additionally, blowers are used in packaging technologies, medical applications, printing and paper processing and numerous chemical process applications. Liquid ring pumps are used in many different vacuum applications and engineered systems, such as water removal, distilling, reacting, efficiency improvement, lifting and handling, and filtering, principally in the pulp and paper, industrial manufacturing, chemical and power industries.

     As a result of the Syltone acquisition, we have 14 vehicle fitting facilities in 11 countries worldwide. These fitting facilities offer customized vehicle installations of systems, which include compressors, generators, hydraulics, pumps and oil and fuel systems. Typical uses for such systems include road demolition equipment, tire removal, electrical tools and lighting, hydraulic hand tools and high-pressure water jetting pumps. The fitting facility in the U.K. also manufactures access platforms which are hydraulically powered and are typically used for overhead service applications. The diverse range of customers for these products include local government authorities, utility companies (electricity, water, gas, telecommunications) and tire and road service providers.

     The Compressor and Vacuum Products segment operates production facilities around the world, including nine plants (including two remanufacturing facilities) in the U.S., five in the U.K., three in Germany, two in China, and one each in Finland, Brazil and Canada. The most significant facilities include owned properties in Sedalia, Missouri; Gloucester, U.K.; Princeton, Illinois; and Bad Neustadt and Schopfheim, Germany and leased properties in Peachtree City, Georgia; Tampere, Finland; and Nuremburg, Germany.

FLUID TRANSFER PRODUCTS SEGMENT

     We design, manufacture, market and service a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas well drilling, servicing and production and in industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. Sales of our fluid transfer products for the year ended December 31, 2004 were $150.2 million, of which approximately 52% were to customers in the United States.

     Positive displacement reciprocating pumps are marketed under the Gardner Denver trademark, among others. Typical applications of Gardner Denver pumps in oil and natural gas production include oil transfer, water flooding, salt water disposal, pipeline testing, ammine pumping for gas processing, re-pressurizing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Our production pumps range from 16 to 600 horsepower and consist of horizontal and vertical designed pumps. We market one of the most complete product lines of well servicing pumps. Well servicing operations include general workover service, completions (bringing wells into production after drilling), and plugging and abandonment of wells. Our well servicing products consist of high-pressure plunger pumps ranging from 165 to 400 horsepower. We also manufacture intermittent duty triplex and quintuplex plunger pumps ranging from 250 to 3,000 horsepower for well cementing and stimulation, including reservoir fracturing or acidizing. Duplex pumps, ranging from 16 to 135 horsepower, are produced for shallow drilling, which includes water well drilling, seismic drilling and mineral exploration. Continuous duty triplex mud pumps for oil and natural gas drilling rigs range from 275 to 2,000 horsepower. A small portion of Gardner Denver pumps are sold for use in industrial applications.

     Our water jetting pumps and systems are used in industrial cleaning and maintenance and are sold under the Partek trademark, among others. Applications in this market segment include runway and ship hull cleaning, concrete demolition and metal surface preparation.

     Our other fluid transfer components and equipment include loading arms, swivel joints, couplers and valves used to load and unload ships, tank trucks and rail cars. These products are sold primarily under the Emco Wheaton trademark, among others.

     The Fluid Transfer Products segment operates seven production facilities (including one remanufacturing facility) in the U.S and one each in Germany and Canada. The most significant facilities include owned properties in Quincy, Illinois; Tulsa, Oklahoma and Kirchhain, Germany and two leased properties in Houston, Texas and one in Oakville, Ontario.

CUSTOMERS AND CUSTOMER SERVICE

     We sell our products through independent distributors and sales representatives and directly to OEMs, engineering firms and end-users. We have been able to establish strong customer relationships with numerous key OEMs and exclusive supply arrangements with many of our distributors. We use a direct sales force to service OEM and engineering firm accounts because these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers of our less specialized products. As a majority of our products are marketed through independent distribution, we are committed to developing and supporting our distribution network of over 1,000 distributors and representatives. We have distribution centers in Memphis, Tennessee and St. Peters, Missouri that stock parts, accessories and small compressor and vacuum products in order to provide adequate and timely availability. We also lease sales office and warehouse space in various U.S. locations and foreign countries. We provide our distributors with sales and product literature, technical assistance and training programs, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, we participate in major trade shows and have a telemarketing department to generate sales leads and support the distributors' sales staffs.

     Our distributors maintain an inventory of complete units and parts and provide aftermarket service to end-users. There are several hundred field service representatives for our products in the distributor network. Our service personnel and product engineers provide the distributors' service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. We also provide aftermarket support through our remanufacturing facilities in Indianapolis, Indiana; Fort Worth, Texas; and Mayfield, Kentucky and our 14 vehicle fitting facilities. The Indianapolis operation remanufactures and repairs air ends for rotary screw compressors, blowers and reciprocating compressors. The Fort Worth facility repairs and remanufactures well servicing pumps, while the Mayfield operation provides aftermarket parts and repairs for centrifugal compressors. The vehicle fitting facilities provide preventative maintenance programs, repairs, refurbishment, upgrades and spare parts for access platforms and vehicle systems.

RESEARCH AND DEVELOPMENT

     Compressor and vacuum and fluid transfer products are best characterized as mature, with evolutionary technological advances. Technological trends in compressor and vacuum products include development of oil-free air compressors, increased product efficiency, reduction of noise levels and advanced control systems to upgrade the flexibility and precision of regulating pressure and capacity. Emerging compressor and vacuum market niches result from new technologies in plastics extrusion, oil and natural gas well drilling, field gas gathering, mobile and stationary vacuum applications, utility and fiber optic installation and environmental impact minimization, as well as other factors. Trends in fluid transfer products include development of larger horsepower and lighter weight pumps and loading arms to convey natural gas.

     We actively engage in a continuing research and development program. Our research and development centers are dedicated to various activities, including new product development, product performance improvement and new product applications.

     Our products are designed to satisfy the safety and performance standards set by various industry groups and testing laboratories. Care is exercised throughout the manufacturing and final testing process to ensure that products conform to industry, government and customer specifications.

     Expenditures for research and development were $6.2 million in 2004, $2.8 million in 2003 and $2.4 million in 2002.

MANUFACTURING

     In general, our manufacturing processes involve machining castings and forgings which are assembled into finished components. These components are sold as finished products or packaged with purchased components into complete systems. We operate 32 manufacturing facilities that utilize a broad variety of processes. At our manufacturing locations, we maintain advanced manufacturing, quality assurance and testing equipment geared to the specific products that we manufacture, and use extensive process automation in our manufacturing operations. Most of our manufacturing facilities utilize computer-aided numerical control tools and manufacturing techniques that concentrate the equipment necessary to produce similar products in one area of the plant, which we refer to as cell manufacturing. One operator using cell manufacturing can monitor and operate several machines, as well as assemble and test products made by such machines, thereby improving operating efficiency and product quality while reducing the amount of work-in-process and finished product inventories.

     We have representatives on the American Petroleum Institute's working committee and we have relationships with standard enforcement organizations such as Underwriters Laboratories, Det Norske Veritas and the Canadian Standard Association. We maintain ISO 9001-2000 certification on the quality systems at a majority of our manufacturing and design locations.

RAW MATERIALS

     The primary raw materials we use are cast iron and steel. Such materials are generally available from a number of suppliers. We do not currently have long-term contracts with our suppliers of raw materials, but we believe that our sources of raw materials are reliable and adequate for our needs. We utilize single sources of supply for certain iron castings and other selected components. A disruption in deliveries from a given supplier could therefore have an adverse effect on our ability to meet our commitments to customers. Nevertheless, we believe that we have appropriately balanced this risk against the cost of sustaining a greater number of suppliers. Moreover, we have sought, and will continue to seek, cost reductions in our purchases of materials and supplies by consolidating purchases, pursuing alternate sources of supply and using online bidding competitions among potential suppliers.

BACKLOG

     Our backlog was approximately $222.2 million at December 31, 2004 as compared to approximately $58.4 million at December 31, 2003. Backlog consists of orders believed to be firm for which a customer purchase order has been received or communicated. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels. For further discussion of backlog levels, see the information included under "Outlook" contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

     We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark or copyright. Nevertheless, as part of our ongoing research, development and manufacturing activities, we have a policy of seeking to protect our proprietary products, product enhancements and processes with appropriate intellectual property protections.

     In the aggregate, patents and trademarks are of considerable importance to the manufacturing and marketing of many of our products. However, we do not consider any single patent or trademark, or group of patents or trademarks, to be material to our business as a whole, except for the Gardner Denver trademark. Other important trademarks we use include Champion, Belliss & Morcom, Elmo Technology, Sutorbilt, DuroFlow, Drum, Nash, Partek and Emco Wheaton. We have registered our trademarks in the countries where it is deemed necessary.

     We also rely upon trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees. There can be no assurance, however, that others will not independently obtain similar information and techniques or otherwise gain access to our trade secrets or that we can effectively protect our trade secrets.

EMPLOYEES

     As of January 2005, we had approximately 3,800 full-time employees. More than half of our employees, including most employees outside of the United States, are represented by labor unions. We believe that our current relations with employees are satisfactory.

ENVIRONMENTAL MATTERS

     We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission, disposal and discharge of materials into the environment. We believe that our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and to compliance with environmental laws. We have an active environmental management program aimed at compliance with existing environmental regulations and developing methods to eliminate or significantly reduce the generation of pollutants in the manufacturing processes.

     We have been identified as a potentially responsible party, or "PRP," with respect to several sites designated for cleanup under federal "Superfund" or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability, in application, the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, Gardner Denver was only a small contributor to a substantial majority of these waste sites, and we have, or are attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and our future obligations entail a share of the sites' ongoing operating and maintenance expense.

     We have an accrued liability on our balance sheet to the extent costs are known or can be estimated for our remaining financial obligations for these matters. Based upon consideration of currently available information, we do not anticipate any materially adverse effect on our results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to the sites discussed above.

THE THOMAS INDUSTRIES ACQUISITION

     On March 9, 2005, we announced that we had signed a definitive agreement to acquire Thomas Industries Inc. Thomas Industries is a worldwide leader in the design, manufacture and marketing of precision engineered pumps, compressors and blowers. The agreed-upon purchase price is $40.00 per share for all outstanding shares and share equivalents (approximately $734.2 million) and the assumption of $9.5 million of long-term capitalized lease obligations. As of December 31, 2004, Thomas Industries had $267.1 million in cash, cash equivalents and short-term investments. The net transaction value, including assumed debt and net of cash, is approximately $476.6 million.

     Thomas Industries is a leading supplier of pumps, compressors and blowers to the OEM market in such applications as medical equipment, gasoline vapor and refrigerant recovery, automotive and transportation applications, printing, packaging, tape drives and laboratory equipment. Thomas Industries designs, manufacturers, markets, sells and services these products through worldwide operations with regional headquarters as follows: North American
Group - Sheboygan, Wisconsin; European Group - Puchheim, Germany; and Asia Pacific Group - Hong Kong, China.

     Thomas Industries has wholly-owned operations in 21 countries on five continents. Its primary manufacturing facilities are located in Sheboygan, Wisconsin; Monroe, Louisiana; Skokie, Illinois; Syracuse, New York; Schopfheim, Fahrnau, Puchheim and Memmingen, Germany; and Wuxi, China. The manufacturing operations in the United States produce rotary vane, linear, piston and diaphragm pumps and compressors, and various liquid pumps. These products are directly sold worldwide to OEMs, as well as through fluid power and industrial distributors. The German operations manufacture a complementary line of rotary vane, linear, diaphragm, gear, side channel, radial, claw, screw and rotary lobe pumps, compressors and blowers, as well as various liquid pumps, air-centers and centralized systems. These products are also distributed worldwide. The manufacturing facility in China was constructed during late 2004 and will begin production in mid 2005.

     Thomas Industries' largest markets are Europe and the United States, which represent approximately 52% and 38% of its revenues, respectively. Of the total European sales, approximately 61% are within Germany and 39% are within other European countries. Approximately 10% of Thomas Industries' revenues are generated in Asia Pacific. At December 31, 2004, Thomas Industries employed approximately 2,200 people.

     For the year ended December 31, 2004, Thomas Industries' revenues and operating income were $410.1 million and $208.8 million, respectively. Operating income for this period included $18.6 million from Thomas Industries' 32% interest in GTG and a $160.4 million nonrecurring gain on the sale of this joint venture in July 2004. Operating income included $5.2 million of non-recurring charges related to plant shutdown, legal and environmental costs.

     The acquisition of Thomas Industries is expected to close in 2005 and is subject to the approval of Thomas Industries' stockholders and other customary closing conditions, including the receipt of applicable regulatory approvals. See "Risk Factors - Risks Related to the Thomas Industries Acquisition."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is information regarding our executive officers and directors as of April 13, 2005.

NAME                        AGE                         OFFICE
----                        ---                         ------
Ross J. Centanni..........  59    Chairman, President and Chief Executive Officer
Michael S. Carney.........  47    Vice President and General Manager, Blower Division
Helen W. Cornell..........  46    Vice President, Finance and Chief Financial Officer
Tracy D. Pagliara.........  42    Vice President, Administration, General Counsel and
                                    Secretary
J. Dennis Shull...........  56    Vice President and General Manager, Compressor
                                  Division
Richard C. Steber.........  54    Vice President and General Manager, Liquid Ring
                                  Pump Division
Donald G. Barger, Jr......  62    Director
Frank J. Hansen...........  63    Director
Raymond R. Hipp...........  62    Director
Thomas M. McKenna.........  67    Director
David Petratis............  47    Director
Diane K. Schumacher.......  51    Director
Richard L. Thompson.......  65    Director

     ROSS J. CENTANNI, age 59, has been President and Chief Executive Officer and a director of Gardner Denver since its incorporation in November 1993. He has been Chairman of Gardner Denver's Board of Directors since November 1998. Prior to Gardner Denver's spin-off from Cooper Industries, Inc., or "Cooper," in April 1994, he was Vice President and General Manager of Gardner Denver's predecessor, the Gardner-Denver Industrial Machinery Division, where he also served as Director of Marketing from August 1985 to June 1990. He has a B.S. degree in industrial technology and an M.B.A. degree from Louisiana State University. Mr. Centanni is a director of Esterline Technologies, a publicly held manufacturer of components for avionics, propulsion and guidance systems, and Denman Services, Inc., a privately held supplier of medical products. He is also a member of the Petroleum Equipment Suppliers Association Board of Directors and a member of the Executive Committee of the International Compressed Air and Allied Machinery Committee.

     MICHAEL S. CARNEY, age 47, joined the Company as Vice President and General Manager, Gardner Denver Blower Division in November 2001. Prior to joining Gardner Denver, Mr. Carney worked for Woods Equipment Company from 1995 to May 2001. The last position he held with Woods was Vice President, Construction Business. From 1979 to 1995, Mr. Carney worked for General Electric Company in various management positions. Mr. Carney has a B.S.M.E. degree from the University of Notre Dame, an M.S.E.E. degree from the University of Cincinnati, and an M.S.I.A. degree from Purdue University.

     HELEN W. CORNELL, age 46, was appointed Vice President, Finance and Chief Financial Officer in August 2004. She served as Vice President and General Manager, Fluid Transfer Division and Operations Support of Gardner Denver from March 2004 until her promotion. She served as Vice President, Strategic Planning and Operations Support from August 2001 until March 2004 and as Vice President, Compressor Operations for the Compressor and Pump Division from April 2000 until August 2001. From November 1993 until accepting her operations role, Ms. Cornell held positions of increasing responsibility as the Corporate Secretary and Treasurer of the Company, serving in the role of Vice President, Corporate Secretary and Treasurer from April 1996 until April 2000. She holds a B.S. degree in accounting from the University of Kentucky and an M.B.A. from Vanderbilt University. She is a Certified Public Accountant and a Certified Management Accountant.

     TRACY D. PAGLIARA, age 42, was appointed Vice President, Administration, General Counsel and Secretary of Gardner Denver in March 2004. He previously served as Vice President, General Counsel and

Secretary from August 2000 until his promotion. Prior to joining Gardner Denver, Mr. Pagliara held positions of increasing responsibility in the legal departments of Verizon Communications/GTE Corporation from August 1996 to August 2000 and Kellwood Company from May 1993 to August 1996, ultimately serving in the role of Assistant General Counsel for each company. Mr. Pagliara, a Certified Public Accountant, has a B.S. degree in accounting and a J.D. degree from the University of Illinois.

     J. DENNIS SHULL, age 56, has been the Vice President and General Manager, Gardner Denver Compressor Division since January 2002. He previously served the Company as Vice President and General Manager, Gardner Denver Compressor and Pump Division since its organization in August 1997. Prior to August 1997, he served as Vice President, Sales and Marketing since the Company's incorporation in November 1993. From August 1990 until November 1993, Mr. Shull was the Director of Marketing for the Gardner Denver Industrial Machinery Division. Mr. Shull has a B.S. degree in business from Northeast Missouri State University and an M.A. in business from Webster University.

     RICHARD C. STEBER, age 54, has been the Vice President and General Manager, Gardner Denver Liquid Ring Pump Division since January 2005. He previously served the Company as Vice President and General Manager of the Gardner Denver Fluid Transfer Division (formerly the Gardner Denver Pump Division) from January 2002 until his promotion. Prior to joining Gardner Denver, he was employed by Goulds Pumps, a division of ITT Industries, for twenty-five years, most recently as the President and General Manager for Europe, Middle East, and Africa. He previously held positions of Vice President for both the sales and marketing organizations at Goulds Pumps, with domestic and international responsibility. Mr. Steber has a B.S. degree in engineering from the State University of New York College of Environmental Science and Forestry at Syracuse University.

     DONALD G. BARGER, JR., age 62, has been a director of Gardner Denver since its spin-off from Cooper in April 1994. Mr. Barger is the Senior Vice President and Chief Financial Officer of Yellow Roadway Corporation, a publicly held company specializing in the transportation of goods and materials. He joined the predecessor company, Yellow Corporation, or "Yellow," in December 2000 in the same capacity. Prior to joining Yellow, he served as Vice President and Chief Financial Officer of Hillenbrand Industries Inc., or "Hillenbrand," a publicly held company serving healthcare and funeral services, from March 1998 until December 2000. Mr. Barger was also Vice President, Chief Financial Officer of Worthington Industries, Inc., a publicly held manufacturer of metal and plastic products and processed steel products, from September 1993 until joining Hillenbrand. Mr. Barger has a B.S. degree from the United States Naval Academy and an M.B.A. from the University of Pennsylvania, Wharton School of Business. Mr. Barger is a director of the Quanex Corporation.

     FRANK J. HANSEN, age 63, has been a director of Gardner Denver since June 1997. Mr. Hansen was the President and Chief Executive Officer of IDEX Corporation, a publicly held manufacturer of proprietary fluid handling and industrial products, from April 1999 until his retirement in April 2000. He was President and Chief Operating Officer from January 1998 to April 1999 and Senior Vice President and Chief Operating Officer from July 1994 until January 1998. Mr. Hansen has a B.S. degree in business administration from Portland State University.

     RAYMOND R. HIPP, age 62, has been a director of Gardner Denver since November 1998. Since July 2002, Mr. Hipp has served as a strategic alternative and merger and acquisition consultant. Mr. Hipp served as Chairman, President and CEO and a Director of Alternative Resources Corporation, a provider of information technology staffing and component outsourcing, a position he held from July 1998 until his retirement in June 2002. From August 1996 until May 1998, Mr. Hipp was the Chief Executive Officer of ITI Marketing Services, a provider of telemarketing services. Mr. Hipp has a B.S. degree from Southeast Missouri State University.

     THOMAS M. MCKENNA, age 67, has been a director of Gardner Denver since its spin-off from Cooper in April 1994. Mr. McKenna served as the President of United Sugars Corporation, a marketing cooperative which is one of the nation's largest sugar marketers to both the industrial and retail markets, from December 1998 until his retirement in December 2002. He was President and Chief Executive Officer of Moorman Manufacturing Company, a privately held manufacturer of agricultural supplies, from August 1993 until

January 1998. Mr. McKenna has a B.A. degree from St. Mary's College and an M.B.A. from Loyola University.

     DAVID D. PETRATIS, age 47, has been a director of Gardner Denver since July 2004. Mr. Petratis has been the President and Chief Executive Officer of the North American Operating Division of Schneider Electric, located in Palatine, Illinois, since January 2004. Schneider Electric is headquartered in Paris, France and provides a market-leading brand of electrical distribution and industrial control products, systems and services. Mr. Petratis previously served as the President and Chief Operating Officer of the North American Division of Schneider Electric from December 2002 until his promotion. He was President of MGE Americas, a privately held manufacturer of power supplies, from 1996 through 2002. Mr. Petratis earned a B.A. degree in Industrial Management from the University of Northern Iowa and an M.B.A. from Pepperdine University. He has held positions on the Board of Directors of the University of California, Irvine Graduate School of Management, the California State (Fullerton) Quality Advisory Board and Project Independence, a community agency in Costa Mesa, California for the developmentally disabled. Mr. Petratis also serves on the Board of Governors of National Electrical Manufacturers Association (NEMA).

     DIANE K. SCHUMACHER, age 51, has been a director of Gardner Denver since August 2000. Ms. Schumacher has served as Senior Vice President, General Counsel and Secretary of Cooper from 1995 to 2003 and presently serves as Senior Vice President, General Counsel and Chief Compliance Officer. Ms. Schumacher holds a B.A. degree in economics from Southern Illinois University and a J.D. degree from DePaul University College of Law. She also completed the Harvard Advanced Management Program and serves as a director of the American Arbitration Association and is a member of the Executive Committee.

     RICHARD L. THOMPSON, age 65, has been a director of Gardner Denver since November 1998. Mr. Thompson served as a Group President and Executive Office Member of Caterpillar Inc., or "Caterpillar," a publicly held manufacturer of construction machinery and equipment, from 1995 until his retirement in June 2004. He earned a B.S. in electrical engineering and an M.B.A. from Stanford University and completed the Caterpillar Advanced Management Program. Mr. Thompson serves as Vice Chairman of the Board of Directors of Lennox International, Inc., a publicly held manufacturer of HVAC and refrigeration equipment, and as a director of NiSource Inc., a publicly held electric and gas utility.

                          DESCRIPTION OF CAPITAL STOCK

     Information about our capital stock appears under "Description of Our Capital Stock" in the accompanying prospectus.

                                  UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, dated April 28, 2005, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and KeyBanc Capital Markets, a division of McDonald Investments, Inc. have severally agreed with us, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names.



UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                   ----------------
Bear, Stearns & Co. Inc.....................................      2,500,000
J. P. Morgan Securities Inc.................................      1,250,000
KeyBanc Capital Markets, a division of McDonald Investments,
  Inc.......................................................      1,250,000
                                                                  ---------
          Total.............................................      5,000,000
                                                                  =========


     The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of our common stock offered by this prospectus supplement are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.


     The representatives of the underwriters have advised us that the underwriters propose to initially offer shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $1.00 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and other terms of the offering may be changed by the representatives. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement. The shares of our common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.


     We have granted to the underwriters an option, exercisable within 30 days after the date of the prospectus supplement, to purchase from time to time up to an aggregate of 750,000 shares of common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the 750,000 additional shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                               TOTAL
                                                                -----------------------------------
                                                                WITHOUT OVER-
                                                    PER SHARE     ALLOTMENT     WITH OVER-ALLOTMENT
                                                    ---------   -------------   -------------------
Public offering price.............................  $ 37.000    $185,000,000       $212,750,000
Underwriting discount.............................     1.665       8,325,000          9,573,750
Proceeds to Gardner Denver........................    35.335     176,675,000        203,176,250


     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Each of our executive officers and directors will agree, subject to specified exceptions, not to:

      -- offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares or any options or warrants to purchase any shares, or any securities convertible into or exchangeable for shares owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, or

      -- enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares (regardless of whether any of these transactions are to be settled by the delivery of shares, or such other securities, in cash or otherwise)

for a period of 90 days after the date of this prospectus supplement without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on the 90th day after the date of this prospectus supplement. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares, any options or warrants to purchase any shares or any securities convertible into, exercisable for or exchangeable for common stock other than our sale of shares in this offering, the issuance of our shares upon the exercise of outstanding options or warrants, and the issuance of options or shares under existing incentive and benefit plans.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus supplement in any jurisdiction when action for that purpose is required. The shares of common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

     OUR SHARES ARE TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
"GDI."

     A prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

     The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of common stock. A "syndicate covering transaction" is the bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the shares of common stock originally sold by such underwriter or syndicate member are purchased by the representatives in a syndicate covering transaction and have therefore not been effectively placed by such underwriter or syndicate member. The representatives of the underwriters have advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business. Pending consummation of the Thomas Industries acquisition, we intend to use a portion of the proceeds of this offering to repay outstanding amounts under our existing senior credit facility. Affiliates of Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and KeyBanc Capital Markets are lenders under our existing senior credit facility and, as a result, would receive a portion of the proceeds of this offering pending consummation of the acquisition. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the agent under, and J.P. Morgan Securities Inc. is the lead arranger under, our existing senior credit facility. Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. are expected to be the lead arrangers under our amended and restated credit facility. In addition, Bear Stearns Corporate Lending Inc., an affiliate of Bear, Stearns & Co. Inc., and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., are expected to be lenders under and the syndication agent and administration agent, respectively, under our amended and restated credit facility. KeyBank National Association, an affiliate of KeyBanc Capital Markets, is expected to be a lender under our amended and restated credit facility.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of common stock will be passed upon for us by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Gardner Denver, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been included in this prospectus supplement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

     The audit report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states that Gardner Denver, Inc. acquired Nash Elmo on September 1, 2004, and management excluded from its assessment of the effectiveness of the Gardner Denver, Inc.'s internal control over financial reporting as of December 31, 2004, Nash Elmo's internal control over financial reporting. Total assets related to Nash Elmo as of December 31, 2004 of $331 million and revenues for the four-month period subsequent to the acquisition (September 1 - December 31, 2004) of $84 million were included in the consolidated financial statements of Gardner Denver, Inc. and subsidiaries as of and for the year ended December 31, 2004. The audit of internal control over financial reporting of Gardner Denver, Inc. also excluded an evaluation of the internal control over financial reporting of Nash Elmo.

     The consolidated financial statements of Thomas Industries Inc. at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, in this prospectus supplement and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
GARDNER DENVER, INC.
  Report on Management's Assessment of Internal Control Over
     Financial Reporting....................................    F-2
  Report of Independent Registered Public Accounting Firm...    F-3
  Consolidated Statements of Operations for the Years ended
     December 31, 2004, 2003 and 2002.......................    F-6
  Consolidated Balance Sheets as of December 31, 2004 and
     2003...................................................    F-7
  Consolidated Statements of Stockholders' Equity for the
     Years ended December 31, 2004, 2003 and 2002...........    F-8
  Consolidated Statements of Cash Flows for the Years ended
     December 31, 2004, 2003 and 2002.......................    F-9
  Notes to Consolidated Financial Statements................   F-10
THOMAS INDUSTRIES INC.
  Report of Independent Registered Public Accounting Firm...   F-35
  Consolidated Statements of Income for the Years ended
     December 31, 2004, 2003 and 2002.......................   F-36
  Consolidated Balance Sheets as of December 31, 2004 and
     2003...................................................   F-37
  Consolidated Statements of Shareholders' Equity for the
     Years ended December 31, 2004, 2003 and 2002...........   F-38
  Consolidated Statements of Cash Flow for the Years ended
     December 31, 2004, 2003 and 2002.......................   F-40
  Notes to Consolidated Financial Statements................   F-41

 REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

     Gardner Denver management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

     Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in "Internal Control -- Integrated Framework," management concluded that internal control over financial reporting was effective as of December 31, 2004, subject to the scope limitation with respect to Nash Elmo as discussed in the paragraph below.

     Gardner Denver acquired Nash Elmo on September 1, 2004. As permitted by SEC guidance, management excluded from its assessment of the effectiveness of Gardner Denver's internal control over financial reporting as of December 31, 2004, Nash Elmo's internal control over financial reporting. Total assets related to Nash Elmo as of December 31, 2004 were $331 million and revenues for the four-month period subsequent to the acquisition (September 1 -- December 31, 2004) were $84 million.

     Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Gardner Denver, Inc.:

     We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gardner Denver, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
March 11, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Gardner Denver, Inc.:

     We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that Gardner Denver, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gardner Denver, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management's assessment that Gardner Denver, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by COSO.

     The Company acquired Nash Elmo on September 1, 2004, and management excluded from its assessment of the effectiveness of Gardner Denver, Inc.'s internal control over financial reporting as of December 31, 2004, Nash Elmo's internal control over financial reporting. Total assets related to Nash Elmo at December 31, 2004 of $331 million and revenues for the four-month period subsequent to the acquisition (September 1 -- December 31, 2004) of $84 million were included in the consolidated financial statements of Gardner Denver, Inc. and subsidiaries as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of Gardner Denver, Inc. also excluded an evaluation of the internal control over financial reporting of Nash Elmo.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gardner Denver, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
March 11, 2005

                              GARDNER DENVER, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                2004      2003      2002
                                                              --------   -------   -------
REVENUES....................................................  $739,539   439,530   418,158
COSTS AND EXPENSES
  Cost of sales.............................................   498,435   307,753   289,631
  Depreciation and amortization.............................    21,901    14,566    14,139
  Selling and administrative expenses.......................   157,453    85,326    79,400
  Interest expense..........................................    10,102     4,748     6,365
  Other income, net.........................................      (638)   (3,221)     (204)
                                                              --------   -------   -------
TOTAL COSTS AND EXPENSES....................................   687,253   409,172   389,331
                                                              ========   =======   =======
INCOME BEFORE INCOME TAXES..................................    52,286    30,358    28,827
PROVISION FOR INCOME TAXES..................................    15,163     9,715     9,225
                                                              --------   -------   -------
NET INCOME..................................................  $ 37,123    20,643    19,602
                                                              ========   =======   =======
BASIC EARNINGS PER SHARE....................................  $   1.96      1.29      1.24
                                                              ========   =======   =======
DILUTED EARNINGS PER SHARE..................................  $   1.92      1.27      1.22
                                                              ========   =======   =======

        The accompanying notes are an integral part of these statements.

                              GARDNER DENVER, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                 2004       2003
                                                              ----------   -------
                                      ASSETS
Current assets
  Cash and equivalents......................................  $   64,601   132,803
  Receivables, (net of allowances of $7,543 in 2004 and
     $4,534 in 2003)........................................     163,927    81,345
  Inventories, net..........................................     138,386    64,327
  Deferred income taxes.....................................       9,465     3,652
  Other current assets......................................       9,143     5,682
                                                              ----------   -------
     Total current assets...................................     385,522   287,809
                                                              ----------   -------
Property, plant and equipment, net..........................     148,819    75,428
Goodwill....................................................     374,159   205,488
Other intangibles, net......................................     110,173    10,341
Deferred income taxes.......................................          --     5,374
Other assets................................................       9,936     5,293
                                                              ----------   -------
     Total assets...........................................  $1,028,609   589,733
                                                              ==========   =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings and current maturities of long-term
     debt...................................................  $   32,949    16,875
  Accounts payable and accrued liabilities..................     206,069    84,081
                                                              ----------   -------
     Total current liabilities..............................     239,018   100,956
                                                              ----------   -------
Long-term debt, less current maturities.....................     280,256   165,756
Postretirement benefits other than pensions.................      30,503    32,110
Deferred income taxes.......................................      21,324        --
Other liabilities...........................................      52,032    25,006
                                                              ----------   -------
     Total liabilities......................................  $  623,133   323,828
                                                              ----------   -------
Stockholders' equity:
  Common stock, $0.01 par value; 50,000,000 shares
     authorized; 19,947,570 and 16,117,026 shares
     outstanding in 2004 and 2003, respectively.............         217       178
  Capital in excess of par value............................     262,091   174,474
  Retained earnings.........................................     139,430   102,307
  Accumulated other comprehensive income....................      30,185    14,893
  Treasury stock at cost, 1,739,661 and 1,721,862 shares in
     2004 and 2003, respectively............................     (26,447)  (25,947)
                                                              ----------   -------
     Total stockholders' equity.............................     405,476   265,905
                                                              ----------   -------
     Total liabilities and stockholders' equity.............  $1,028,609   589,733
                                                              ==========   =======

        The accompanying notes are an integral part of these statements.

                              GARDNER DENVER, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            YEARS ENDED DECEMBER 31
                             (DOLLARS IN THOUSANDS)

                                             CAPITAL                           ACCUMULATED
                                            IN EXCESS                             OTHER           TOTAL
                                   COMMON    OF PAR     TREASURY   RETAINED   COMPREHENSIVE   STOCKHOLDERS'   COMPREHENSIVE
                                   STOCK      VALUE      STOCK     EARNINGS   INCOME (LOSS)      EQUITY          INCOME
                                   ------   ---------   --------   --------   -------------   -------------   -------------
Balance January 1, 2002..........   $174     166,262    (25,602)    62,062       (4,168)         198,728
                                    ====     =======    =======    =======       ======          =======
Stock issued for benefit plans
  and options....................      3       4,785                                               4,788
Treasury stock...................                          (217)                                    (217)
Net income.......................                                   19,602                        19,602         19,602
Foreign currency translation
  adjustments....................                                                 8,482            8,482          8,482
Minimum pension liability
  adjustments, net of tax of
  $4,976.........................                                                (8,460)          (8,460)        (8,460)
                                                                                                                 ------
                                                                                                                 19,624
                                    ----     -------    -------    -------       ------          -------         ======
Balance December 31, 2002........   $177     171,047    (25,819)    81,664       (4,146)         222,923
                                    ====     =======    =======    =======       ======          =======
Stock issued for benefit plans
  and options....................      1       3,427                                               3,428
Treasury stock...................                          (128)                                    (128)
Net income.......................                                   20,643                        20,643         20,643
Foreign currency translation
  adjustments....................                                                15,734           15,734         15,734
Minimum pension liability
  adjustments, net of tax of
  $(1,678).......................                                                 3,305            3,305          3,305
                                                                                                                 ------
                                                                                                                 39,682
                                    ----     -------    -------    -------       ------          -------         ======
Balance December 31, 2003........   $178     174,474    (25,947)   102,307       14,893          265,905
                                    ====     =======    =======    =======       ======          =======
Stock offering...................     35      79,522                                              79,557
Stock issued for benefit plans
  and options....................      4       8,095                                               8,099
Treasury stock...................                          (500)                                    (500)
Net income.......................                                   37,123                        37,123         37,123
Foreign currency translation
  adjustments....................                                                15,712           15,712         15,712
Minimum pension liability
  adjustments, net of tax of
  $140...........................                                                  (420)            (420)          (420)
                                                                                                                 ------
                                                                                                                 52,415
                                    ----     -------    -------    -------       ------          -------         ======
Balance December 31, 2004........   $217     262,091    (26,447)   139,430       30,185          405,476
                                    ====     =======    =======    =======       ======          =======

        The accompanying notes are an integral part of these statements.

                              GARDNER DENVER, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31
                             (DOLLARS IN THOUSANDS)

                                                                2004       2003       2002
                                                              ---------   -------   --------
Cash flows from operating activities:
  Net income................................................  $  37,123    20,643     19,602
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation and amortization........................     21,901    14,566     14,139
       Unrealized foreign currency transaction gain, net....       (980)   (3,212)        --
       Net gain on asset dispositions.......................        (40)     (370)       (20)
       LIFO liquidation income..............................       (132)     (367)      (394)
       Stock issued for employee benefit plans..............      3,239     2,434      2,342
       Deferred income taxes................................        537     5,724      2,455
       Changes in assets and liabilities:
          Receivables.......................................     (6,011)   (3,568)    13,321
          Inventories.......................................     (1,745)    7,270     11,254
          Accounts payable and accrued liabilities..........     20,526     4,095     (9,313)
          Other assets and liabilities, net.................      2,334      (932)      (905)
                                                              ---------   -------   --------
            Net cash provided by operating activities.......     76,752    46,283     52,481
                                                              ---------   -------   --------
Cash flows from investing activities:
     Business acquisitions, net of cash acquired............   (295,313)   (2,402)        --
     Capital expenditures...................................    (19,550)  (11,950)   (13,641)
     Disposals of property, plant and equipment.............        557     1,959        200
     Foreign currency hedging transactions..................     (1,258)       --         (5)
     Other..................................................         --      (516)        --
                                                              ---------   -------   --------
            Net cash used in investing activities...........   (315,564)  (12,909)   (13,446)
                                                              ---------   -------   --------
Cash flows from financing activities:
     Principal payments on short-term borrowings............     (3,648)       --         --
     Proceeds from short-term borrowings....................        327        --         --
     Principal payments on long-term debt...................   (274,470)  (59,532)  (109,442)
     Proceeds from long-term debt...........................    362,533   122,000     62,000
     Proceeds from issuance of common stock.................     79,557        --         --
     Proceeds from stock options............................      4,860       993      2,446
     Purchase of treasury stock.............................       (500)     (128)      (217)
     Debt issuance costs....................................     (1,847)     (302)      (754)
                                                              ---------   -------   --------
            Net cash provided by (used in) financing
               activities...................................    166,812    63,031    (45,967)
                                                              ---------   -------   --------
Effect of exchange rate changes on cash and equivalents.....      3,798    10,731      2,619
                                                              ---------   -------   --------
(Decrease) increase in cash and equivalents.................    (68,202)  107,136     (4,313)
Cash and equivalents, beginning of year.....................    132,803    25,667     29,980
                                                              ---------   -------   --------
Cash and equivalents, end of year...........................  $  64,601   132,803     25,667
                                                              =========   =======   ========

        The accompanying notes are an integral part of these statements.

                              GARDNER DENVER, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS OR AMOUNTS DESCRIBED IN MILLIONS)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying consolidated financial statements reflect the operations of Gardner Denver, Inc. ("Gardner Denver" or the "Company") and its subsidiaries. Certain prior year amounts have been reclassified to conform with current year presentation.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive income, a separate component of stockholders' equity.

REVENUE RECOGNITION

     The Company recognizes product revenue when the products are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when services are performed and earned and collection is reasonably assured.

CASH EQUIVALENTS

     Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less. As of December 31, 2003, L62.4 million ($111.4 million) in cash was deposited on account to acquire the shares of Syltone (See Note 2). These funds were restricted for such use until the acquisition was consummated. As of December 31, 2004, cash of $5.3 million was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company and its subsidiaries.

INVENTORIES

     Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2004, $97.5 million (70%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis, with the remaining $40.9 million (30%) accounted for on a last-in, first-out (LIFO) basis.

                              GARDNER DENVER, INC.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings -- 10 to 45 years; machinery and equipment -- 10 to 12 years; office furniture and equipment -- 3 to 10 years; and tooling, dies, patterns, etc. -- 3 to 7 years.

GOODWILL AND OTHER INTANGIBLES

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." Among other things, this standard requires that intangible assets acquired in a business combination be recognized (at fair value) apart from goodwill if they meet one of two criteria -- the contractual-legal criterion or the separability criterion. The Company has also adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value.

     The Company uses the straight-line method to amortize intangible assets (subject to amortization) over their estimated useful lives, generally 5 to 20 years. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

PRODUCT WARRANTY

     The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

PENSION AND OTHER POSTRETIREMENT BENEFITS

     Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include the discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

INCOME TAXES

     The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

                              GARDNER DENVER, INC.

RESEARCH AND DEVELOPMENT

     Costs for research and development are expensed as incurred and were $6,186, $2,808 and $2,398 for the years ended December 31, 2004, 2003 and 2002, respectively.

FINANCIAL INSTRUMENTS

     All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative instrument and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar borrowings that have been designated as hedges on the Company's investment in a foreign subsidiary are included in other comprehensive income.

STOCK-BASED COMPENSATION

     As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to SFAS No. 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards outstanding during 2004, 2003 and 2002 consistent with the provisions of this Statement, the Company's net income and earnings per share would have been as shown in the table below:

                                                             2004      2003     2002
                                                            -------   ------   ------
Net income, as reported...................................  $37,123   20,643   19,602
Less: Total stock-based employee compensation expense
      determined under fair value method, net of related
      tax effects.........................................   (1,359)  (1,252)  (1,274)
                                                            -------   ------   ------
Pro forma net income......................................  $35,764   19,391   18,328
                                                            =======   ======   ======
Earnings per share:
Basic earnings per share, as reported.....................  $  1.96     1.29     1.24
Basic earnings per share, pro forma.......................  $  1.89     1.21     1.16
Diluted earnings per share, as reported...................  $  1.92     1.27     1.22
Diluted earnings per share, pro forma.....................  $  1.85     1.19     1.14

     Compensation costs charged against income (net of tax) for restricted stock issued under the Company's Incentive Plan totaled $0.2 million in 2003. There were no restricted stock awards in 2004 or in 2002.

COMPREHENSIVE INCOME

     Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary, fair market value adjustments of interest rate swaps and additional minimum pension liability (net of income taxes). See Note 8 for further discussion of additional minimum pension liability adjustments.

                              GARDNER DENVER, INC.

NEW ACCOUNTING STANDARDS

     In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FAS 106-2"). FAS 106-2 supersedes Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides guidance on the accounting, disclosure, effective date and transition related to the Prescription Drug Act. FAS 106-2 was effective for the third quarter of 2004. According to an actuarial assessment, the Company currently provides prescription drug benefits, which are actuarially equivalent to the Medicare prescription drug benefit, to certain retired and other employees and will therefore qualify for the subsidy. As a result, the Company accounted for the federal subsidy attributable to past services as an actuarial gain, which reduced the accumulated post-retirement benefit obligation. This actuarial gain is then amortized in future periods in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The federal subsidy attributable to employee service rendered in current and future periods will reduce future net periodic postretirement benefit cost as those employees provide service. The Company has adopted FAS 106-2 resulting in a favorable impact to diluted earnings per share of $0.01 in 2004. The favorable impact to diluted earnings per share in 2005 is expected to be $0.02.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs -- an amendment to ARB No. 43, Chapter 4." This statement amends previous guidance and requires expensing for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, the statement requires that allocation of fixed production overheads to inventory be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its future consolidated financial statements.

     In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. The Company will adopt SFAS No. 123-R in the third quarter of fiscal 2005 and currently expects an unfavorable impact on diluted earnings per share of approximately $0.03 to $0.05, in the second half of 2005.

     In December 2004, the FASB issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," ("FAS 109-1"), and Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FAS 109-2"). FAS 109-1 requires that companies who qualify for the recent tax law's deduction for domestic production activities to account for it as a special deduction under Statement No. 109 and reduce their tax expense in the period or periods the amounts are deductible on the tax return. FAS 109-2 allows companies additional time to evaluate whether foreign earnings will be repatriated under the repatriation provisions of the new tax law and requires specific disclosures for companies needing additional time to complete the evaluation. Both staff positions are effective immediately and the required income tax disclosures have been included in Note 10.

NOTE 2:  ACQUISITIONS

     On September 1, 2004, the Company acquired nash_elmo Holdings, LLC ("Nash Elmo"). Nash Elmo is a leading global manufacturer of industrial vacuum pumps and is primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Compressor and Vacuum Products segment's existing product portfolio. The purchase price of $224.6 million, including

                              GARDNER DENVER, INC.

assumed bank debt (net of cash acquired) and direct acquisition costs, was paid in cash and the assumption of certain of Nash Elmo's debt ($10.4 million). There are no additional contingent payments or commitments related to this acquisition.

     This acquisition has been accounted for by the purchase method and, accordingly, its results are included in the Company's consolidated financial statements from the date of acquisition. The purchase price (including direct acquisition costs) has been allocated primarily to receivables ($35,629); inventory ($47,749); property, plant and equipment ($34,461); intangible assets ($170,893); other assets ($6,880); accounts payable and accrued liabilities ($48,985); net deferred income tax liabilities ($18,515) and other long-term liabilities ($3,547), based on their estimated fair values on the date of acquisition. This allocation reflects the Company's preliminary estimates of the purchase price allocation and is subject to change upon completion of appraisals in 2005. Further, other assets and liabilities may be identified to which a portion of the purchase price could be allocated.

     The following table summarizes the preliminary fair values of the intangible assets acquired in the Nash Elmo acquisition:


Amortized intangible assets:
  Customer lists and relationships..........................  $ 44,000
  Other.....................................................     7,245
Unamortized intangible assets:
  Goodwill..................................................    91,648
  Tradenames................................................    28,000
                                                              --------
Total intangible assets.....................................  $170,893
                                                              ========

     The preliminary weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively. The total amount of goodwill that is expected to be deductible for tax purposes is approximately $10 to $15 million. The assignment of goodwill has been allocated to the Compressor and Vacuum Products segment.

     On January 2, 2004, the Company acquired the outstanding shares of Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. Syltone, previously headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product lines. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. The purchase price of L63.0 million (or approximately $112.5 million), including assumed bank debt (net of cash acquired) and direct acquisition costs, was paid in the form of cash (L46.3 million), new loan notes (L5.2 million) and the assumption of Syltone's existing bank debt, net of cash acquired (L11.5 million). There are no additional contingent payments or commitments related to this acquisition.

     This acquisition has been accounted for by the purchase method, and accordingly, its results are included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated primarily to receivables ($30,382); inventory ($20,554); property, plant and equipment ($33,488); intangible assets ($90,160); accounts payable and accrued liabilities ($40,581); net deferred income tax liabilities ($1,796) and other long-term liabilities ($19,658), based on their estimated fair values on the date of acquisition.

                              GARDNER DENVER, INC.

     The following table summarizes the fair values of the intangible assets acquired in the Syltone acquisition:


Amortized intangible assets:
  Customer lists and relationships..........................  $ 8,000
  Other.....................................................    4,867
Unamortized intangible assets:
  Goodwill..................................................   68,803
  Tradenames................................................    8,490
                                                              -------
Total intangible assets.....................................  $90,160
                                                              =======

     The weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively. The total amount of goodwill that is expected to be deductible for tax purposes is not anticipated to be significant, given the stock nature of the acquisition. The assignment of goodwill has been allocated to the Compressor and Vacuum Products segment ($57,194) and the Fluid Transfer Products segment ($11,609). See Note 14 for additional segment information.

     The following table summarizes the unaudited supplemental pro forma information as if the Nash Elmo and Syltone acquisitions had been completed on January 1, 2003 (this unaudited information is subject to change upon finalization of the purchase price allocation of Nash Elmo):

                                                                2004      2003
                                                              --------   -------
                                                                 (UNAUDITED)
Revenues....................................................  $895,856   790,696
Net Income..................................................    43,043    20,356
Diluted earnings per share..................................  $   2.22      1.25

     The 2003 pro forma net income reflects the negative impact of a one-time adjustment on cost of sales of approximately $3.6 million stemming from recording Syltone's and Nash Elmo's inventory at fair value.

     In August 2003, the Company paid $2.4 million to acquire certain assets and assume certain liabilities of a small machine shop operation in Odessa, Texas. This operation services and repairs well stimulation and drilling pumps serving the Permian Basin and thus, its financial results were included in the Fluid Transfer Products segment from the date of acquisition. There are no additional contingent payments or commitments related to this acquisition. The amounts assigned to goodwill and other intangible assets were inconsequential.

     All acquisitions have been accounted for by the purchase method and, accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date.

                              GARDNER DENVER, INC.

NOTE 3:  INVENTORIES

                                                                2004      2003
                                                              --------   ------
Raw materials, including parts and subassemblies............  $ 62,477   34,992
Work-in-process.............................................    23,405    8,506
Finished goods..............................................    57,321   25,362
                                                              --------   ------
                                                               143,203   68,860
Excess of FIFO costs over LIFO costs........................    (4,817)  (4,533)
                                                              --------   ------
  Inventories, net..........................................  $138,386   64,327
                                                              ========   ======

     During 2004, 2003 and 2002, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2004, 2003 and 2002 by $94, $249 and $268, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter which a decrease for the entire year becomes certain. In each of the years 2002 through 2004, the LIFO liquidation income was recorded in the fourth quarter. The Company believes that FIFO costs in the aggregate approximates replacement or current cost and thus the excess of replacement or current cost over LIFO value was $4.8 million and $4.5 million as of December 31, 2004 and 2003, respectively.

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT

                                                                2004        2003
                                                              ---------   --------
Land and land improvements..................................  $  15,304      8,710
Buildings...................................................     75,482     41,727
Machinery and equipment.....................................    141,130    114,594
Tooling, dies, patterns, etc. ..............................     23,516     13,884
Office furniture and equipment..............................     22,715     14,574
Other.......................................................     10,242      6,780
Construction in progress....................................      4,664      2,612
                                                              ---------   --------
                                                                293,053    202,881
Accumulated depreciation....................................   (144,234)  (127,453)
                                                              ---------   --------
  Property, plant and equipment, net........................  $ 148,819     75,428
                                                              =========   ========

NOTE 5:  GOODWILL AND OTHER INTANGIBLE ASSETS

     As discussed in Note 1, the Company has adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization, assignment of goodwill to reporting units, and completion of a transitional goodwill impairment test. Substantially all goodwill was assigned to the reporting unit that acquired the business. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of each reporting unit was estimated using discounted cash flows and market multiples. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed.

                              GARDNER DENVER, INC.

     The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2004 and 2003 are as follows:

                                                  COMPRESSOR &     FLUID TRANSFER
                                                 VACUUM PRODUCTS      PRODUCTS       TOTAL
                                                 ---------------   --------------   -------
Balance as of January 1, 2003..................     $176,230           25,531       201,761
                                                    ========           ======       =======
Acquisitions...................................           --              103           103
Foreign currency translation...................        3,624               --         3,624
                                                    --------           ------       -------
Balance as of December 31, 2003................      179,854           25,634       205,488
                                                    ========           ======       =======
Acquisitions...................................      148,842           11,609       160,451
Foreign currency translation...................        7,379              841         8,220
                                                    --------           ------       -------
Balance as of December 31, 2004................     $336,075           38,084       374,159
                                                    ========           ======       =======

     Other intangible assets at December 31, 2004 and 2003 consisted of the following:

                                              DECEMBER 31, 2004         DECEMBER 31, 2003
                                           -----------------------   -----------------------
                                            GROSS                     GROSS
                                           CARRYING   ACCUMULATED    CARRYING   ACCUMULATED
                                            AMOUNT    AMORTIZATION    AMOUNT    AMORTIZATION
                                           --------   ------------   --------   ------------
Amortized intangible assets:
  Customer lists and relationships.......  $ 53,855     $ (2,153)      1,295         (927)
  Acquired technology....................    19,218       (9,732)     13,312       (8,002)
  Other..................................    11,352       (2,508)      2,943       (1,337)
Unamortized intangible assets:
  Trademarks.............................    40,141           --       3,057           --
                                           --------     --------      ------      -------
     Total other intangible assets.......  $124,566     $(14,393)     20,607      (10,266)
                                           ========     ========      ======      =======

     Amortization of intangible assets was $4.4 million and $1.4 million in 2004 and 2003, respectively. Amortization of intangible assets is anticipated to be approximately $7.0 million per year for 2005 through 2009 based upon intangible assets with finite useful lives included in the balance sheet as of December 31, 2004.

NOTE 6:  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                2004      2003
                                                              --------   ------
Accounts payable-trade......................................  $ 81,977   39,691
Salaries, wages and related fringe benefits.................    39,251   14,661
Taxes.......................................................    12,860    3,422
Advance payments on sales contracts.........................    11,600    1,000
Product warranty............................................    10,671    6,635
Product liability, workers' compensation and insurance......     8,030    5,046
Other.......................................................    41,680   13,626
                                                              --------   ------
  Total accounts payable and accrued liabilities............  $206,069   84,081
                                                              ========   ======

                              GARDNER DENVER, INC.

     A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2004, 2003 and 2002 is as follows:

                                                              2004      2003     2002
                                                             -------   ------   ------
Balance as of January 1....................................  $ 6,635    7,060    7,578
Product warranty accruals..................................    7.476    5,420    5,281
Settlements................................................   (7,611)  (6,171)  (6,126)
Other (primarily acquisitions and foreign currency
  translation).............................................    4,171      326      327
                                                             -------   ------   ------
Balance as of December 31..................................  $10,671    6,635    7,060
                                                             =======   ======   ======

NOTE 7:  DEBT

                                                                2004      2003
                                                              --------   -------
SHORT-TERM DEBT:
  Revolving Loans, due 2005(1)..............................  $ 10,898        --
  Other.....................................................     1,729        --
                                                              --------   -------
Total short-term debt.......................................  $ 12,627        --
                                                              ========   =======
LONG-TERM DEBT:
  Credit Line, due 2009(2)..................................  $113,635   114,000
  Term Loan, due 2009(3)....................................   148,125    45,625
  Secured Mortgages at 4.6%, due 2022(4)....................    10,362        --
  Unsecured Senior Note at 7.3%, due 2006...................    10,000    15,000
  Variable Rate Industrial Revenue Bonds, due 2018(5).......     8,000     8,000
  Term Loans, due 2007(6)...................................     6,001        --
  Other.....................................................     4,455         6
                                                              --------   -------
Total long-term debt including current maturities...........   300,578   182,631
Current maturities of long-term debt........................    20,322    16,875
                                                              --------   -------
Long-term debt, less current maturities.....................  $280,256   165,756
                                                              ========   =======

---------------

(1) This amount consists of three loan agreements with similar terms assumed in the 2004 acquisition of Syltone. The loans are Euro denominated and had an outstanding balance of E8,046 at December 31, 2004. At December 31, 2004 the rate on this debt was 2.9% and averaged 3.0% for the year ended December 31, 2004.

(2) The loans under this facility may be denominated in U.S. dollars or several foreign currencies. At December 31, 2004, the outstanding balance consisted of U.S. dollar borrowings of $73,000 and Euro borrowings of E30,000. The interest rates under the facility are based on prime, federal funds and/or LIBOR for the applicable currency and were 4.2% and 4.0% as of December 31, 2004 for the U.S. dollar and Euro loans, respectively. The rates averaged 3.6% and 4.0% for the year ended December 31, 2004 for the U.S. dollar and Euro loans, respectively.

(3) The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2004, this rate was 4.1% and averaged 3.5% for the year ended December 31, 2004.

(4) This amount consists of two commercial bank loans assumed in the 2004 acquisition of Nash Elmo with an outstanding balance of E7,650 at December 31, 2004. The loans are secured by the Company's facility in Bad Neustadt, Germany and are net of unamortized discount of E270.

                              GARDNER DENVER, INC.

(5) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2004, this rate was 2.1% and averaged 1.3% for the year ended December 31, 2004.

(6) This amount consists of two loan agreements with similar terms assumed in the 2004 acquisition of Syltone. The loans are denominated in British pounds and had an outstanding balance of L3,133 at December 31, 2004. At December 31, 2004 the rate on this debt was 3.1% and averaged 3.1% for the year ended December 31, 2004.

     On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement (the "Credit Agreement") with an aggregate $125,000 borrowing capacity and terminated a previous agreement. On March 6, 2002, the Company amended and restated its Credit Agreement, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. On September 1, 2004, the Company amended and restated the Credit Agreement once again, increasing the borrowing capacity to $375,000. This latter amended and restated Credit Agreement provided the Company with access to senior secured credit facilities including a $150,000 five-year Term Loan and a $225,000 five-year Revolving Line of Credit (the "Credit Line"). Proceeds from the Credit Agreement were used to fund the Nash Elmo acquisition and retire debt outstanding under its previously existing Credit Line and Term Loan.

     The Credit Line has a borrowing capacity of $225,000 and the total debt balance is due upon final maturity on September 1, 2009. On December 31, 2004, the Credit Line had an outstanding principal balance of $113,635, leaving $111,365 available for letters of credit or future use, subject to the terms of the Credit Line.

     The $150,000 Term Loan has a final maturity of September 1, 2009. The Term Loan requires principal payments totaling $7,500, $15,000, $22,500, $37,500 and $67,500 in years one through five, respectively. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

     In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity, with principal payments that began in 2000.

     On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by an $8,100 letter of credit.

     The Company's borrowing arrangements permit certain investments and dividend payments and are generally unsecured with the exception of the Credit Agreement, which requires the pledge of the stock of certain wholly-owned subsidiaries, and a security interest in the Company's manufacturing facility in Bad Neustadt, Germany. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

     Debt maturities for the five years subsequent to December 31, 2004 and thereafter, are $32,949, $26,022, $28,068, $45,618, $164,878 and $16,036,
respectively.

     Cash paid for interest in 2004, 2003 and 2002 was $7,817, $4,498 and $6,263, respectively.

     The rentals for all operating leases were $7,814, $3,818, and $3,357 in 2004, 2003 and 2002, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2004 and thereafter are $9,608, $7,252, $5,409, $4,305, $2,000 and $9,659, respectively.

                              GARDNER DENVER, INC.

NOTE 8:  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company sponsors retirement plans covering substantially all worldwide employees. Benefits are provided to employees under defined benefit pay-related and service-related plans, which are generally noncontributory in the U.S. and Germany and are generally contributory in the U.K. Annual Company contributions to U.S. retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The retirement plans covering the employees of the Company's operation in Schopfheim, Germany are unfunded and the full amount of the pension benefit obligation is included as an accrued benefit liability on the Consolidated Balance Sheets.

     With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the U.K. and are provided retirement benefits under a contributory defined benefit pay and service-related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also required the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer and thus an estimate of this receivable was included in the reconciliation of fair value of plan assets table presented below. During 2003, the Company settled this receivable resulting in adjustments to the benefit obligation and fair value of plan assets for non-U.S. pension plans. These adjustments are included on the "acquisitions" line in the reconciliation table below. Participation in this plan was frozen as of January 1, 2004. Employees hired after that date participate in a contributory defined contribution plan.

     With regard to the 2004 Syltone acquisition, the majority of the employees are based in the U.K. and Germany. In the U.K., the majority of these employees are provided benefits under a contributory defined benefit pay and service-related plan. Participation in this plan was frozen as of July 1, 2003. Employees hired after that date participate in a contributory defined contribution plan. In Germany, with regard to employees of the Syltone acquisition, employees are provided benefits under either a non-contributory defined benefit pay and service-related plan or under a contributory defined contribution plan.

     With regard to the Nash Elmo 2004 acquisition, the majority of the employees are based in the U.S. and Germany. In the U.S., employees are provided benefits under both a non-contributory defined contribution plan and under another defined contribution plan with no Company contributions. In Germany, certain employees are covered by a non-contributory defined benefit pay and service related plan. Employees hired after October 2000, are covered by a non-contributory defined contribution plan.

     Due to the significant declines in the financial markets, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes of $5.0 million) in the fourth quarter of 2002. During 2003, the financial markets and the assets of the Company's funded benefit pension plans experienced significant gains. As a result, the Company recorded a credit to accumulated other comprehensive income of $3.3 million (net of income taxes of $1.7 million) to reduce its additional minimum pension liability. During 2004, the Company's recorded an additional non-cash charge to accumulated other comprehensive income of $0.4 million (net of income taxes of $0.1 million) to increase the additional minimum pension liability.

     The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement. Certain of the Company's full-time salaried and nonunion hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of

                              GARDNER DENVER, INC.

Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

     The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits, which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

     Certain salaried employees in the U.S. who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits and certain Nash Elmo employees, have retiree medical, prescription and life insurance benefits. In most cases, the Nash Elmo retirees pay the entire cost of their coverage. No other active salaried employees have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, no currently active hourly employee, except for certain employees who are near retirement, will receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

                              GARDNER DENVER, INC.

     The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2004, and a statement of the funded status as of December 31, 2004 and 2003:

                                                    PENSION BENEFITS
                                         ---------------------------------------   OTHER POSTRETIREMENT
                                             U.S. PLANS         NON-U.S. PLANS           BENEFITS
                                         ------------------   ------------------   --------------------
                                           2004      2003       2004      2003       2004        2003
                                         --------   -------   --------   -------   ---------   --------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation as of January 1.............  $ 58,531    55,633   $ 33,388    26,541   $ 27,664     28,391
Service cost...........................     2,119     1,988      4,187     1,528         16         12
Interest cost..........................     3,356     3,430      6,413     1,416      1,649      1,685
Actuarial loss (gain)..................     1,129     2,156      1,248     3,617     (1,804)       139
Employee contributions.................        --        --      1,065       415         --         --
Benefit payments.......................    (4,466)   (4,676)    (2,464)     (920)    (2,617)    (2,563)
Acquisitions...........................        --        --     98,652    (2,667)       585         --
Effect of foreign currency exchange
  rate changes.........................        --        --      7,994     3,458         --         --
                                         --------   -------   --------   -------   --------    -------
  Obligation as of December 31.........  $ 60,669    58,531   $150,483    33,388   $ 25,493     27,664
                                         ========   =======   ========   =======   ========    =======
RECONCILIATION OF FAIR VALUE OF PLAN
  ASSETS
Fair value of plan assets as of January
  1....................................  $ 44,305    40,539   $ 23,059    18,358
Actual return on plan assets...........     4,733     7,304      8,270     3,891
Acquisitions...........................        --        --     76,015      (996)
Employer contributions.................     3,201     1,138      3,394       102
Employee contributions.................        --        --      1,065       415
Benefit payments.......................    (4,466)   (4,676)    (3,403)     (920)
Effect of foreign currency exchange
  rate changes.........................        --        --      5,994     2,209
                                         --------   -------   --------   -------
  Fair value of plan assets as of
     December 31.......................  $ 47,773    44,305   $114,394    23,059
                                         ========   =======   ========   =======
FUNDED STATUS
Funded status as of December 31........  $(12,896)  (14,226)  $(36,089)  (10,329)  $(25,493)   (27,664)
Unrecognized transition liability......         4         9         --        --        742         --
Unrecognized prior-service cost........      (451)     (537)        --        --       (730)      (744)
Unrecognized loss (gain)...............     8,911     9,069      7,343     6,249     (7,723)    (6,082)
                                         --------   -------   --------   -------   --------    -------
  Accrued benefit liability............  $ (4,432)   (5,685)  $(28,746)   (4,080)  $(33,204)   (34,490)
                                         ========   =======   ========   =======   ========    =======

                              GARDNER DENVER, INC.

     The total pension and other postretirement accrued benefit liability is included in the balance sheets in the following captions:

                                                                2004      2003
                                                              --------   -------
Deferred income taxes.......................................  $  3,438     3,298
Accounts payable and accrued liabilities....................    (2,966)   (2,380)
Postretirement benefits other than pensions.................   (30,503)  (32,110)
Other liabilities...........................................   (41,926)  (18,218)
Accumulated other comprehensive income......................     5,575     5,155
                                                              --------   -------
  Total pension and other postretirement accrued benefit
     liability..............................................  $(66,382)  (44,255)
                                                              ========   =======

     The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2004 and 2003 are as follows:

                                                              DECEMBER 31,
                                                   -----------------------------------
                                                      U.S. PLANS       NON-U.S. PLANS
                                                   ----------------   ----------------
                                                    2004      2003      2004     2003
                                                   -------   ------   --------   -----
Accumulated benefit obligation...................  $60,562   58,412   $119,094   4,360
Fair value of plan assets........................  $47,773   44,305   $104,629      --

     The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2004, 2003 and 2002:

                                                  PENSION BENEFITS
                                -----------------------------------------------------
                                       U.S. PLANS                NON-U.S. PLANS         OTHER POSTRETIREMENT BENEFITS
                                -------------------------   -------------------------   -----------------------------
                                 2004      2003     2002     2004      2003     2002      2004      2003       2002
                                -------   ------   ------   -------   ------   ------   --------   -------   --------
Service cost..................  $ 2,119    1,988    2,200   $ 4,187    1,529    1,288    $   16        12         17
Interest cost.................    3,356    3,430    3,658     6,413    1,416    1,302     1,649     1,685      1,939
Expected return on plan
  assets......................   (3,701)  (3,269)  (4,180)   (6,853)  (1,474)  (1,717)       --        --         --
Amortization of transition
  liability...................        5        5        8        --       --       --        25        --         --
Amortization of prior-service
  cost........................      (86)     (86)     (86)       --       --       --      (156)     (606)    (1,206)
Amortization of net loss
  (gain)......................      255      439        2       211      211        2      (559)     (958)      (829)
                                -------   ------   ------   -------   ------   ------    ------     -----     ------
  Net periodic benefit expense
    (income)..................    1,948    2,507    1,602     3,958    1,682      875    $  975       133        (79)
                                -------   ------   ------   -------   ------   ------    ======     =====     ======
Defined contribution plans....    3,021    2,548    2,576     1,677    1,378    1,281
                                -------   ------   ------   -------   ------   ------
  Total retirement expense....  $ 4,969    5,055    4,178   $ 5,635    3,060    2,156
                                =======   ======   ======   =======   ======   ======

                              GARDNER DENVER, INC.

     The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

                                                   PENSION AND OTHER POSTRETIREMENT BENEFITS
                                                 ---------------------------------------------
                                                      U.S. PLANS            NON-U.S. PLANS
                                                 ---------------------   ---------------------
                                                 2004    2003    2002    2004    2003    2002
                                                 -----   -----   -----   -----   -----   -----
Discount rate(1)...............................   6.0%    6.3     6.8     5.4%    5.5     5.6
Rate of increase in compensation levels(2).....   5.0%    5.0     5.0     3.4%    3.5     3.3
Expected long-term rate of return on
  assets(2)....................................   9.0%    9.0     9.0     7.6%    8.3     8.0

---------------

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate

(2) Applies only to pension plans

                              GARDNER DENVER, INC.

     For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2004 was 8.4% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.0% for 2010 and remain at that level thereafter.

     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                              ONE-PERCENTAGE POINT
                                                              --------------------
                                                              INCREASE    DECREASE
                                                              --------    --------
Effect on total of service and interest cost components of
  net periodic other postretirement benefit cost -- increase
  (decrease)................................................    9.1%        (8.0)%
Effect on the postretirement benefit obligation -- increase
  (decrease)................................................    8.5%        (7.5)%

     The primary objectives for the investment of pension plan assets is to secure participant retirement benefits and to minimize reliance on contributions as a source of benefit security. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company's pension plan asset allocations at December 31, 2004 and 2003, and target weighted-average allocations are as follows:

                                                  U.S. PLANS            NON-U.S. PLANS
                                             ---------------------   ---------------------
                                                           CURRENT                 CURRENT
                                             2004   2003   TARGET    2004   2003   TARGET
                                             ----   ----   -------   ----   ----   -------
Asset category:
Equity securities..........................   70%    69%      70%     65%    81%      73%
Debt securities............................   28%    29%      30%     26%     9%      25%
Other......................................    2%     2%      --       9%    10%       2%
                                             ---    ---      ---     ---    ---      ---
Total......................................  100%   100%     100%    100%   100%     100%
                                             ===    ===      ===     ===    ===      ===

     The Company estimates that future benefit payments for the U.S. pension plans will be as follows: $4,360 in 2005, $5,154 in 2006, $4,483 in 2007, $4,778
in 2008, $4,848 in 2009 and $26,594 in total over the five years 2010 through 2014. Using foreign exchange rates as of December 31, 2004, the Company estimates that future benefit payments for the non-U.S. pension plans will be as follows: $2,845 in 2005, $3,103 in 2006, $3,530 in 2007, $3,578 in 2008, $3,984
in 2009 and $27,215 in total over the five years 2010 through 2014. In 2005, the Company expects to contribute $2,436 to U.S. pension plans and $5,050 to non-U.S. pension plans.

NOTE 9:  STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

     At December 31, 2004 and 2003, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2004 and 2003 were 19,947,570 and 16,117,026, respectively. No shares of preferred stock were issued or outstanding at December 31, 2004 or 2003. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and

                              GARDNER DENVER, INC.

allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

     The following table details the calculation of basic and diluted earnings per share for the year ended December 31, 2004, 2003 and 2002:

                                            2004                           2003                           2002
                                ----------------------------   ----------------------------   ----------------------------
                                                       AMT.                           AMT.                           AMT.
                                  NET     WTD. AVG.     PER      NET     WTD. AVG.     PER      NET     WTD. AVG.     PER
                                INCOME      SHARES     SHARE   INCOME      SHARES     SHARE   INCOME      SHARES     SHARE
                                -------   ----------   -----   -------   ----------   -----   -------   ----------   -----
BASIC EARNINGS PER SHARE:
  Income available to common
    stockholders..............  $37,123   18,954,841   $1.96   $20,643   16,060,979   $1.29   $19,602   15,854,239   $1.24
DILUTED EARNINGS PER SHARE:
  Effect of dilutive
    securities:
    Stock options granted and
      outstanding.............               422,639                        251,189                        187,356
                                -------   ----------   -----   -------   ----------   -----   -------   ----------   -----
    Income available to common
      stockholders and assumed
      conversions.............  $37,123   19,377,480   $1.92   $20,643   16,312,168   $1.27   $19,602   16,041,595   $1.22
                                =======   ==========   =====   =======   ==========   =====   =======   ==========   =====

NOTE 10:  INCOME TAXES

     Income before income taxes consist of the following:

                                                             2004      2003     2002
                                                            -------   ------   ------
U.S.......................................................  $26,934   23,913   22,216
Non-U.S. .................................................   25,352    6,445    6,611
                                                            -------   ------   ------
Income before income taxes................................  $52,286   30,358   28,827
                                                            =======   ======   ======

     The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred:

                                                               2004     2003    2002
                                                              -------   -----   -----
Current:
  U.S. federal..............................................  $ 8,458   2,977   4,944
  U.S. state and local......................................      692     340     542
  Non-U.S. .................................................    6,584     611   1,229
Deferred:
  U.S. federal..............................................     (513)  4,753   2,253
  U.S. state and local......................................      (44)    543     257
  Non-U.S. .................................................      (14)    491      --
                                                              -------   -----   -----
Provision for income taxes..................................  $15,163   9,715   9,225
                                                              =======   =====   =====

                              GARDNER DENVER, INC.

     The U.S. federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                              2004   2003   2002
                                                              ----   ----   ----
U.S. federal corporate statutory rate.......................  35.0%  35.0%  35.0%
State and local taxes, less federal tax benefit.............   1.2    2.6    2.5
Foreign income taxes........................................  (4.4)    --     --
Export benefit..............................................  (2.5)  (3.0)  (2.8)
Other, net..................................................  (0.3)  (2.6)  (2.7)
                                                              ----   ----   ----
Effective income tax rate...................................  29.0%  32.0%  32.0%
                                                              ====   ====   ====

     The principal items that gave rise to deferred income tax assets and liabilities follow:

                                                                2004      2003
                                                              --------   -------
Deferred tax assets:
  Reserves and accruals.....................................  $ 31,971    14,506
  Postretirement benefits other than pensions...............    12,491    13,446
  Tax loss carryforwards....................................     7,123        --
  Foreign tax credit carryforwards..........................       852        --
  Other.....................................................     4,729     3,014
                                                              --------   -------
Total deferred tax assets...................................  $ 57,166    30,966
                                                              --------   -------
Valuation allowance.........................................  $ (4,705)       --
                                                              --------   -------
Deferred tax liabilities:
  LIFO inventory............................................  $ (3,766)   (3,493)
  Property, plant and equipment.............................   (10,395)   (7,763)
  Intangibles...............................................   (42,248)   (7,698)
  Other.....................................................    (7,911)   (2,986)
                                                              --------   -------
Total deferred tax liabilities..............................  $(64,320)  (21,940)
                                                              --------   -------
Net deferred income tax (liability) asset...................  $(11,859)    9,026
                                                              ========   =======

     As of December 31, 2004, Gardner Denver has net operating loss carryforwards from various jurisdictions of $24.7 million that result in a deferred tax asset of $7.1 million. It is more likely than not that a portion of these tax loss carryforwards will not produce future benefits and a valuation allowance of $4.7 million has been established with respect to these losses. The expected expiration dates of the tax loss carryforwards are as follows; < 5 years, $5.6 million, 5 to 10 years, $0, 10 to 20 years, $4.6 million and $14.5 million have no expiration date. The reversal of the valuation allowance will reduce goodwill. In addition, the Company has a U.S. foreign tax credit carryforward of $0.9 million that expires in 5 to 10 years.

     U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $54 million at December 31, 2004) because the Company intends to reinvest such earnings indefinitely or distribute them only when available foreign tax credits could significantly reduce the amount of U.S. taxes due on such distributions.

     During the year, the Company recorded an income tax benefit related to favorable audit settlements in Finland and the U.S. of $1.4 million and $0.2 million, respectively.

                              GARDNER DENVER, INC.

     On October 22, 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations made either after the date of enactment in calendar year 2004 or throughout calendar year 2005. During calendar 2004, the Company did not repatriate any qualified earnings pursuant to the AJCA. However, the Company determined that approximately $16.6 million of existing foreign earnings will meet the requirements of the AJCA. The Company has determined that it will repatriate these earnings during calendar 2005, as soon as the AJCA's qualifying requirements are met. Since these earnings are no longer considered indefinitely reinvested, the Company accrued $0.9 million of income tax expense in 2004. In addition, the Company is evaluating the potential to repatriate other foreign earnings pursuant to the AJCA. Whether the Company repatriates their foreign earnings is dependent upon the Company's ability to meet the requirements of the AJCA with respect to these earnings. Until that determination is made, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries except with respect to the $16.6 million noted above. The range of additional amounts that the Company is considering for repatriation under the AJCA is between zero and $40 million. The related potential range of income tax is between zero and $2.1 million.

     Cash paid for income taxes in 2004, 2003 and 2002 was $8,031, $5,220 and $6,512, respectively.

NOTE 11:  STOCK-BASED COMPENSATION PLANS

     Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 4,250,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2004, the Company has granted options on 3,622,909 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2002 and 2003 expire ten years after the date of grant. The options granted to employees in 2004 expire seven years after the date of grant.

     Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2004, 2003 and 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

     The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 1,150,000 shares for issuance under this plan. The Stock Purchase Plan requires participants to have the purchase price of their options withheld from their pay over a one-year period. In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002, at which time employees elected to purchase 68,323 shares at an offering price of $15.36 per share, 85% of the fair market price on the offering date.

     In November 2001, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering was January 2, 2003, at which time employees elected to purchase 46,460 shares at an offering price of $17.08 per share, 85% of the fair market price on the exercise date.

                              GARDNER DENVER, INC.

     In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering was January 2, 2004, at which time employees elected to purchase 94,965 shares at an offering price of $12.72 per share, 85% of the fair market price on the offering date.

     In November 2003, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2002 offering. The exercise date for the 2003 offering is January 3, 2005, at which time employees elected to purchase 69,548 shares at an offering price of $18.19 per share, 85% of the fair market price on the offering date.

     No additional options were offered to employees under the Stock Purchase Plan in 2004.

     A summary of the status of the Company's Incentive Plan at December 31, 2004, 2003 and 2002, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

                                            2004               2003               2002
                                      ----------------   ----------------   ----------------
                                      AVERAGE            AVERAGE            AVERAGE
                                       PRICE    SHARES    PRICE    SHARES    PRICE    SHARES
                                      -------   ------   -------   ------   -------   ------
Options outstanding, beginning of
  year..............................  $17.54    1,367    $17.56    1,144    $17.26    1,106
Options granted.....................  $28.46      263    $17.89      264    $20.35      221
Options exercised...................  $29.61     (217)   $15.25      (13)   $16.37      (85)
Options canceled....................  $20.94      (10)   $23.20      (28)   $21.45      (98)
                                      ------    -----    ------    -----    ------    -----
Options outstanding, end of year....  $19.67    1,403    $17.54    1,367    $17.56    1,144
                                      ======    =====    ======    =====    ======    =====
Options exercisable, end of year....  $17.55      934    $17.07      940    $16.54      776
                                      ======    =====    ======    =====    ======    =====

     The following table summarizes information about fixed-price stock options outstanding at December 31, 2004 (underlying shares in thousands):

                                                        OUTSTANDING               EXERCISABLE
                                               ------------------------------   ----------------
                                                          AVERAGE
                                                         REMAINING
                                                        CONTRACTUAL   AVERAGE            AVERAGE
RANGE OF EXERCISE PRICES                       SHARES      LIFE        PRICE    SHARES    PRICE
------------------------                       ------   -----------   -------   ------   -------
$  5.00 to $10.00............................    161        1.4       $ 8.71     161     $ 8.71
$10.01 to $15.00.............................    137        4.4       $12.83     137     $12.83
$15.01 to $20.00.............................    665        6.5       $18.50     456     $18.64
$20.01 to $30.00.............................    440        4.9       $27.57     180     $26.30
                                               -----        ---       ------     ---     ------
Total........................................  1,403        5.2       $19.67     934     $17.55
                                               =====        ===       ======     ===     ======

     The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.1%, 2.4% and 3.0%; expected volatility of 34%, 35% and 35%; and expected lives of 4.5, 3.8 and 3.3 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2004, 2003 and 2002 were $9.45, $5.77 and $5.84, respectively.

                              GARDNER DENVER, INC.

NOTE 12: OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

     There were no off-balance sheet derivative financial instruments as of December 31, 2004 or 2003.

     Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

     The Company selectively uses derivative financial instruments to manage interest costs and currency exchange risks. The Company does not hold derivatives for trading purposes. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings.

     To effectively manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts as cash flow hedges to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies generally mature within one year.

     Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of December 31, 2004 and 2003, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

                                                            2004               2003
                                                      ----------------   ----------------
                                                      NOTIONAL   FAIR    NOTIONAL   FAIR
                                                       AMOUNT    VALUE    AMOUNT    VALUE
                                                      --------   -----   --------   -----
Foreign currency forwards...........................  $  6,129   (479)       --       --
Interest rate swaps.................................  $125,317    304        --       --

NOTE 13:  CONTINGENCIES

     The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. In addition, due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the vast majority of the plaintiffs are not impaired with a disease for which the Company bears any responsibility.

     Predecessors to the Company manufactured, distributed and sold products allegedly at issue in the pending asbestos and silicosis litigation lawsuits (the "Products"). The Company has potential responsibility for certain of these Products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations

                              GARDNER DENVER, INC.

as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

     Neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos-containing components used in the Products were completely encapsulated in a protective non-asbestos binder and enclosed within the subject Products. Furthermore, the Company has never manufactured or distributed portable air compressors.

     The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

     The Company believes that the pending and future asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

     The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

NOTE 14:  SEGMENT INFORMATION

     Subsequent to the acquisition of Nash Elmo and Syltone, the Company continues to be organized based upon the products and services it offers and has four operating divisions: Compressor, Blower, Liquid Ring Pump and Fluid Transfer. These divisions comprise two reportable segments, Compressor and Vacuum Products (formerly Compressed Air Products) and Fluid Transfer Products. The Compressor, Blower (which now includes the Syltone transportation-related activities and Nash Elmo's side channel blower business) and Liquid Ring Pump (consisting of Nash Elmo's liquid ring pump business) Divisions are aggregated into one reportable segment (Compressor and Vacuum Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. During the third quarter of 2004, the Company's former Pump and Fluid Transfer (which consisted of the Syltone fluid transfer-related activities) Divisions were combined into one division, Fluid Transfer. These two divisions were previously aggregated into one reportable segment (Fluid Transfer Products) primarily due to the same factors as noted above, and thus, there has been no change to the Fluid Transfer Products segment.

     In the Compressor and Vacuum Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. The markets served are primarily in the United States, Europe and Asia.

                              GARDNER DENVER, INC.

     The Fluid Transfer Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. The markets served are primarily the United States, Europe, Canada and Asia.

     The accounting policies of the segments are the same as those described in
Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. General corporate assets (unallocated assets) consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

     Summarized information about the Company's operations by business segment and by geographic area follows:

                                   REVENUES                 OPERATING EARNINGS            IDENTIFIABLE ASSETS
                         ----------------------------   --------------------------   ------------------------------
                           2004      2003      2002       2004      2003     2002       2004       2003      2002
                         --------   -------   -------   --------   ------   ------   ----------   -------   -------
Compressor and Vacuum
  Products.............  $589,382   369,023   350,036   $ 46,681   27,792   29,795   $  848,470   375,376   368,761
Fluid Transfer
  Products.............   150,157    70,507    68,122     15,069    4,093    5,193      106,073    72,528    68,240
                         --------   -------   -------   --------   ------   ------   ----------   -------   -------
Total..................  $739,539   439,530   418,158     61,750   31,885   34,988      954,543   447,904   437,001
                         ========   =======   =======
Interest expense.......                                  (10,102)  (4,748)  (6,365)
Other income, net......                                      638    3,221      204
                                                        --------   ------   ------
Income before income
  taxes................                                 $ 52,286   30,358   28,827
                                                        ========   ======   ======
General corporate
  (unallocated)........                                                                  74,066   141,829    41,729
                                                                                     ----------   -------   -------
Total assets...........                                                              $1,028,609   589,733   478,730
                                                                                     ==========   =======   =======

                                LIFO LIQUIDATION     DEPRECIATION AND AMORTIZATION
                                     INCOME                     EXPENSE                 CAPITAL EXPENDITURES
                               ------------------   -------------------------------   -------------------------
                               2004   2003   2002     2004        2003       2002      2004      2003     2002
                               ----   ----   ----   ---------   --------   --------   -------   ------   ------
Compressor and Vacuum
  Products...................  $132   316    161     $17,902     11,739     11,517    $16,367    8,864    9,856
Fluid Transfer Products......    --    50    233       3,999      2,827      2,622      3,183    3,086    3,785
                               ----   ---    ---     -------     ------     ------    -------   ------   ------
Total........................  $132   366    394     $21,901     14,566     14,139    $19,550   11,950   13,641
                               ====   ===    ===     =======     ======     ======    =======   ======   ======

                                                REVENUES             PROPERTY, PLANT AND EQUIPMENT
                                      ----------------------------   -----------------------------
                                        2004      2003      2002       2004       2003      2002
                                      --------   -------   -------   ---------   -------   -------
United States.......................  $327,551   253,592   264,536   $ 71,026    58,581    61,372
Europe..............................   237,775    97,198    85,735     70,055    16,686    14,672
Asia................................    93,150    39,963    25,999      5,834        --        --
Canada..............................    37,564    26,972    18,597        263        90        70
Latin America.......................    32,227    17,401    17,773      1,532        71        48
Other...............................    11,272     4,404     5,518        109        --        --
                                      --------   -------   -------   --------    ------    ------
Total...............................  $739,539   439,530   418,158   $148,819    75,428    76,162
                                      ========   =======   =======   ========    ======    ======

                              GARDNER DENVER, INC.

NOTE 15:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                           FIRST QUARTER       SECOND QUARTER       THIRD QUARTER      FOURTH QUARTER
                         ------------------   -----------------   -----------------   -----------------
                           2004      2003      2004      2003      2004      2003      2004      2003
                         --------   -------   -------   -------   -------   -------   -------   -------
Revenues...............  $154,428   101,491   161,297   109,388   182,616   112,061   241,198   116,590
Gross margin(1)........  $ 49,917    30,717    52,647    33,237    59,320    33,863    79,220    33,960
Net
  income(2),(3),(4)....  $  6,557     3,520     8,276     5,346     8,654     5,277    13,636     6,500
Basic earnings per
  share................  $   0.40      0.22      0.42      0.33      0.44      0.33      0.69      0.40
Diluted earnings per
  share................  $   0.39      0.22      0.41      0.33      0.43      0.32      0.67      0.40
Common stock prices:
High...................  $  30.30     20.44     28.96     20.80     28.53     25.10     37.95     24.99
Low....................  $  23.75     16.35     24.55     18.10     25.36     20.05     27.15     19.95

---------------

(1) Gross margin equals revenues less cost of sales

(2) The quarter ended December 31, 2003 includes $2,184 from an unrealized foreign currency transaction gain and $1,946 in charges related to profitability improvement programs.

(3) The quarter ended March 31, 2004 includes $846 from an unrealized foreign currency transaction gain.

(4) The quarter ended December 31, 2004 includes the favorable impact of $939 stemming from an adjustment to deprecation and amortization expense due to finalizing the purchase price allocation for the Syltone acquisition. In addition, the effective income tax rate for the quarter ended December 31, 2004 was 18.3% due to net favorable income tax reductions that lowered the effective rate for the full year to 29.0%, compared to 32.0% for the prior year quarter and full year.

     Gardner Denver, Inc. common stock (symbol GDI) has traded on the New York Stock Exchange since August 14, 1997, under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.

NOTE 16:  SUBSEQUENT EVENT (UNAUDITED)

     On March 8, 2005, the Company signed a definitive agreement to acquire Thomas Industries Inc. ("Thomas"), a New York Stock Exchange listed company trading under the ticker symbol "TII." Thomas is a worldwide leader in the design, manufacture and marketing of precision engineered pumps, compressors and blowers. The agreed-upon purchase price is $40.00 per share for all outstanding shares and share equivalents (approximately $734 million) and the assumption of $9.5 million of long-term capitalized lease obligations. As of December 31, 2004, Thomas had $267 million in cash, cash equivalents and short-term investments. The net transaction value, including assumed debt and net of cash, is approximately $476 million.

     Thomas is a leading supplier of pumps, compressors and blowers to the original equipment manufacturer (OEM) market in such applications as medical equipment, gasoline vapor and refrigerant recovery, automotive and transportation applications, printing, packaging, tape drives and laboratory equipment. Thomas designs, manufacturers, markets, sells and services these products through worldwide operations with regional headquarters as follows:
North American Group -- Sheboygan, Wisconsin; European Group -- Puchheim, Germany; and Asia Pacific Group -- Hong Kong, China.

     Thomas has wholly-owned operations in 21 countries on five continents. Its primary manufacturing facilities are located in Sheboygan, Wisconsin, Monroe, Louisiana, Skokie, Illinois and Syracuse, New York; Schopfheim, Fahrnau, Puchheim and Memmingen, Germany; and Wuxi, China. The manufacturing operations in the United States produce rotary vane, linear, piston and diaphragm pumps and compressors, and various liquid pump technologies. These products are directly sold worldwide to OEM's, as well as through fluid

                              GARDNER DENVER, INC.

power and industrial distributors. The German operations manufacture a complementary line of rotary vane, linear, diaphragm, gear, side channel, radial, claw, screw and rotary lobe pumps, compressors and blowers, as well as various liquid pump technologies, air-centers and centralized systems. These products are also distributed worldwide. The manufacturing facility in China was constructed during late 2004 and will begin production in mid 2005.

     Thomas' largest markets are Europe and the United States, which represent approximately 52% and 38% of its revenues, respectively. Of the total sales to Europe, approximately 61% are to Germany and 39% to other European countries. Approximately 10% of Thomas' revenues are generated in Asia Pacific. At December 31, 2004, Thomas employed approximately 2,200 people.

     For the year ended December 31, 2004, Thomas' revenues and operating income were $410 million and $209 million, respectively. Operating income for this period included $19 million from Thomas' 32% interest in the Genlyte Thomas Group LLC (GTG), a joint venture formed with The Genlyte Group Incorporated (Genlyte) in 1998, and a $160 million nonrecurring gain on the sale of this joint venture in July 2004. For the twelve-month period of 2004, operating income from Thomas' Pumps and Compressors segment, net of corporate expenses, was $30 million.

     Gardner Denver has received a debt commitment to fully finance the acquisition of Thomas. However, Gardner Denver intends to finance the acquisition through an amended and expanded senior secured bank facility and a public offering of approximately $200 million of its common stock. In addition, the Company may choose to access the debt capital markets. The acquisition is not conditioned upon completion of any of these financings and the size and timing of the equity and any debt financings are subject to prevailing market conditions.

     The acquisition is expected to close in 2005 and is subject to the approval of Thomas' stockholders and other customary closing conditions, including the receipt of applicable regulatory approvals.

                             THOMAS INDUSTRIES INC.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Thomas Industries Inc:

     We have audited the accompanying consolidated balance sheets of Thomas Industries Inc. (a Delaware corporation) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Industries Inc. at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Louisville, Kentucky
March 10, 2005

                             THOMAS INDUSTRIES INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEARS ENDED DECEMBER 31
                                                              ---------------------------------
                                                                2004        2003        2002
                                                              ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales...................................................  $410,114    $376,774    $240,602
Cost of products sold.......................................   262,654     246,832     154,904
                                                              --------    --------    --------
Gross profit................................................   147,460     129,942      85,698
Selling, general and administrative expenses................   117,728     101,943      59,989
Equity income from GTG......................................    18,608      32,138      28,804
Gain on sale of GTG.........................................   160,410          --          --
                                                              --------    --------    --------
Operating income............................................   208,750      60,137      54,513
Interest expense............................................     2,691       4,237       3,370
Interest income.............................................     2,335         312         456
Other income (expense)......................................      (724)       (533)       (434)
                                                              --------    --------    --------
Income before income taxes and minority interest............   207,670      55,679      51,165
Income taxes................................................    93,516      18,340      18,452
                                                              --------    --------    --------
Income before minority interest.............................   114,154      37,339      32,713
Minority interest, net of tax...............................        --          25          21
                                                              --------    --------    --------
Net income..................................................  $114,154    $ 37,314    $ 32,692
                                                              ========    ========    ========
Net income per share
   -- Basic.................................................  $   6.53    $   2.17    $   2.06
   -- Diluted...............................................  $   6.44    $   2.12    $   2.00
Dividends declared per share................................  $   0.38    $   0.37    $   0.34

                            See accompanying notes.

                             THOMAS INDUSTRIES INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Current assets
  Cash and cash equivalents.................................  $133,472   $ 23,933
  Short-term investments....................................   133,627         --
  Accounts receivable, net..................................    58,305     52,819
  Inventories...............................................    75,207     65,895
  Deferred income taxes.....................................     5,101      6,688
  Other current assets......................................     7,514      6,287
                                                              --------   --------
Total current assets........................................   413,226    155,622
Property, plant and equipment, net..........................   114,868    108,350
Investment in GTG...........................................        --    214,405
Goodwill....................................................    68,639     70,164
Other intangible assets, net................................    22,659     21,788
Other assets................................................     2,544      2,805
                                                              --------   --------
Total assets................................................  $621,936   $573,134
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable.............................................  $     --   $  3,088
  Accounts payable..........................................    17,999     14,312
  Accrued expenses and other current liabilities............    34,204     30,519
  Dividends payable.........................................     1,689      1,642
  Income taxes payable......................................     1,758        595
  Current portion of long-term debt.........................     1,797      9,885
                                                              --------   --------
Total current liabilities...................................    57,447     60,041
Deferred income taxes.......................................     8,978      6,177
Long-term debt, less current portion........................     7,751    102,673
Long-term pension liability.................................    12,170     11,279
Other long-term liabilities.................................     8,657      9,609
                                                              --------   --------
Total liabilities...........................................    95,003    189,779
Shareholders' equity:
  Preferred stock, $1 par value, shares authorized:
     3,000,000, none issued.................................        --         --
  Common stock, $1 par value, shares authorized: 60,000,000,
     shares issued: 2004-18,648,723; 2003-18,108,664........    18,649     18,109
  Capital surplus...........................................   149,586    137,041
  Deferred compensation.....................................     1,558      1,211
  Treasury stock held for deferred compensation.............    (1,558)    (1,211)
  Retained earnings.........................................   323,799    216,296
  Accumulated other comprehensive income....................    46,958     23,968
  Less cost of 822,339 treasury shares......................   (12,059)   (12,059)
                                                              --------   --------
Total shareholders' equity..................................   526,933    383,355
                                                              --------   --------
Total liabilities and shareholders' equity..................  $621,936   $573,134
                                                              ========   ========

                            See accompanying notes.

                             THOMAS INDUSTRIES INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                2004       2003       2002
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Common stock:
  Beginning of year.........................................  $ 18,109   $ 17,948   $ 17,856
  Stock options exercised...................................       528        147         89
  Shares issued to deferred share trust.....................        11         14          3
  Other.....................................................         1         --         --
                                                              --------   --------   --------
End of year.................................................    18,649     18,109     17,948
                                                              --------   --------   --------
Capital surplus:
  Beginning of year.........................................   137,041    133,964    114,342
  Treasury shares issued in connection with acquisition.....        --         --     18,356
  Stock options exercised...................................     8,384      1,703        657
  Tax benefit from options exercised and other..............     3,818      1,039        517
  Shares issued to deferred share trust.....................       343        335         92
                                                              --------   --------   --------
End of year.................................................   149,586    137,041    133,964
                                                              --------   --------   --------
Deferred compensation:
  Beginning of year.........................................     1,211        846        739
  Deferred compensation.....................................       347        365        107
                                                              --------   --------   --------
End of year.................................................     1,558      1,211        846
                                                              --------   --------   --------
Treasury stock held for deferred compensation:
  Beginning of year.........................................    (1,211)      (846)      (739)
  Increase in treasury stock held for deferred
     compensation...........................................      (347)      (365)      (107)
                                                              --------   --------   --------
End of year.................................................    (1,558)    (1,211)      (846)
                                                              --------   --------   --------
Retained earnings:
  Beginning of year.........................................   216,296    185,351    158,161
  Net income................................................   114,154     37,314     32,692
  Cash dividends declared...................................    (6,651)    (6,369)    (5,502)
                                                              --------   --------   --------
End of year.................................................   323,799    216,296    185,351
                                                              --------   --------   --------
Accumulated other comprehensive income (loss):
  Beginning of year.........................................    23,968    (10,837)   (14,189)
  Other comprehensive income (loss)(1)......................    22,990     34,805      3,352
                                                              --------   --------   --------
End of year.................................................    46,958     23,968    (10,837)
                                                              --------   --------   --------
Treasury stock:
  Beginning of year.........................................   (12,059)   (12,059)   (38,457)
  Treasury shares issued in connection with acquisition.....        --         --     26,398
                                                              --------   --------   --------
End of year.................................................   (12,059)   (12,059)   (12,059)
                                                              --------   --------   --------
Total shareholders' equity..................................  $526,933   $383,355   $314,367
                                                              ========   ========   ========

                             THOMAS INDUSTRIES INC.

---------------

(1) A reconciliation of net income to total comprehensive income follows.

                                                           YEARS ENDED DECEMBER 31
                                                         ----------------------------
                                                           2004      2003      2002
                                                         --------   -------   -------
                                                                (IN THOUSANDS)
Net income.............................................  $114,154   $37,314   $32,692
Other comprehensive income (loss):
  Minimum pension liability (increase).................     7,942      (225)   (6,783)
     Related tax expense...............................    (3,012)      196     2,476
  Derivative adjustment................................       454       178        --
     Related tax expense (credit)......................      (173)      (67)       --
  Foreign currency translation.........................    17,779    34,723     7,659
                                                         --------   -------   -------
Total change in other comprehensive income (loss)......    22,990    34,805     3,352
                                                         --------   -------   -------
Total comprehensive income.............................  $137,144   $72,119   $36,044
                                                         ========   =======   =======

     Accumulated other comprehensive income (loss) was comprised of foreign currency translation gains (losses) of $47,922,000, $30,143,000 and ($4,580,000), and minimum pension liabilities, net of tax, of ($1,356,000), ($6,286,000) and ($6,257,000), at December 31, 2004, 2003, and 2002,
respectively. The change in the minimum pension liabilities was primarily due to the GTG sale transaction. Additionally, accumulated other comprehensive income
(loss) included gains of $392,000 and $111,000, net of tax, from derivative adjustments, at December 31, 2004 and 2003.

                            See accompanying notes.

                             THOMAS INDUSTRIES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                  YEARS ENDED DECEMBER 31
                                                              -------------------------------
                                                                2004        2003       2002
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 114,154   $ 37,314   $ 32,692
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and intangible amortization..................     16,340     15,207     10,468
  Deferred income taxes.....................................      1,376      1,326        621
  Equity income from GTG....................................    (18,608)   (32,138)   (28,804)
  Gain on sale of GTG.......................................   (160,410)        --         --
  Distributions from GTG....................................      4,350     13,299     13,785
  Other items...............................................        966        462      1,291
  Changes in operating assets and liabilities net of effect
     of acquisitions:
     Accounts receivable....................................     (3,312)     2,927     (2,344)
     Inventories............................................     (4,905)    (3,970)       555
     Accounts payable.......................................      2,827     (2,512)    (1,379)
     Income taxes payable...................................      4,086        758     (1,663)
     Accrued expenses and other current liabilities.........     (2,007)     6,598      1,523
     Other..................................................     (6,768)    (6,918)       828
                                                              ---------   --------   --------
Net cash (used in) provided by operating activities.........    (51,911)    32,353     27,573
INVESTING ACTIVITIES
Purchases of property, plant and equipment..................    (16,403)   (20,108)    (8,358)
Proceeds from sale of property, plant and equipment.........        268        327        828
Proceeds from sale of GTG...................................    400,902         --         --
Purchases of short-term investments.........................   (431,322)        --         --
Proceeds from sale of short-term investments................    297,695         --         --
Adjustments (payments) for purchase of companies, net of
  cash acquired.............................................      6,154     (3,418)   (84,898)
                                                              ---------   --------   --------
Net cash provided by (used in) investing activities.........    257,294    (23,199)   (92,428)
FINANCING ACTIVITIES
Proceeds from (payments on) short-term debt, net............     (2,904)     1,334       (642)
Payments on long-term debt..................................   (122,356)   (19,672)   (22,173)
Proceeds from long-term debt................................     18,638     16,247     80,000
Dividends paid..............................................     (6,604)    (6,182)    (5,342)
Proceeds from stock options exercised.......................      8,912      1,850        745
                                                              ---------   --------   --------
Net cash (used in) provided by financing activities.........   (104,314)    (6,423)    52,588
Effect of exchange rate changes on cash.....................      8,470      2,323      1,646
                                                              ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........    109,539      5,054    (10,621)
Cash and cash equivalents at beginning of year..............     23,933     18,879     29,500
                                                              ---------   --------   --------
Cash and cash equivalents at end of year....................  $ 133,472   $ 23,933   $ 18,879
                                                              =========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Non-cash items:
     Issuance of treasury shares in connection with
       acquisition..........................................  $      --   $     --   $ 44,754
     Capital lease arrangements.............................  $      --   $     --   $  1,292

                            See accompanying notes.

                             THOMAS INDUSTRIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2004

1.  DESCRIPTION OF BUSINESS

     Thomas Industries Inc. and subsidiaries (the Company or Thomas) and affiliates operates in the Pump and Compressor Segment which designs, manufactures and sells pumps and compressors for use in global original equipment manufacturing (OEM) applications as well as construction equipment, systems and laboratory equipment. The Company also provides aftermarket service and spare parts to support OEM and end-user customers around the world. Manufacturing facilities and sales and distribution operations are located in North America and Europe, with additional sales and distribution operations located in Asia, Australia and South America. A new manufacturing facility in Asia will begin operations in 2005. Through July 31, 2004, the Company also operated in the Lighting Segment through its 32% interest in Genlyte Thomas Group LLC (GTG). GTG, which was formed August 30, 1998, designs, manufactures, markets and sells lighting products principally in North America for commercial, industrial and residential applications.

2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Effective August 30, 1998, the Company and The Genlyte Group Incorporated (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Effective with the close of business on July 31, 2004, the Company sold its interest in GTG. Genlyte had a 68% interest in GTG, and Thomas held a 32% interest, which was accounted for using the equity method of accounting.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company. Affiliates not required to be consolidated are accounted for using the equity method, under which the Company's share of earnings of these affiliates is included in income as earned. Intercompany accounts and transactions are eliminated.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of liquid investments with initial maturities of three months or less.

SHORT-TERM INVESTMENTS

     Short-term investments are classified as available-for-sale securities and include tax advantaged debt securities with original maturities ranging from four to 38 years. These debt securities are callable at par value (cost) based on seven to 35 days notification to the bondholders. The Company has the option to either sell or put these securities every seven to 35 days and these securities will normally be held for less than one year. The securities are carried on the balance sheet at fair market value, which is equivalent to cost. Current period adjustments to the carrying value of available-for-sale securities would be included in accumulated other comprehensive income within stockholder's equity. Because of the nature of all these investments, cost does not differ from fair market value, so there are no such adjustments to the carrying value.

                             THOMAS INDUSTRIES INC.

FINANCIAL INSTRUMENTS

     Financial instruments consist principally of cash and cash equivalents, short-term investments, trade receivables and payables. The carrying amounts for these instruments approximate fair value due to their short maturities. The Company also uses forward currency exchange contracts which are recorded at fair value on the balance sheet. See further discussion of these forward currency exchange contracts under "Currency Risk Management" included in footnote 2.

CONCENTRATION OF CREDIT RISK

     Assets that potentially subject the Company to concentration of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. Cash and cash equivalents consist of liquid investments in investment grade, short-term instruments which limits the amount of credit exposure. Investment policies have been implemented which limit short-term investments to investment grade securities with multiple financial institutions which limits credit exposure. The Company sells products and services to customers in diversified industries and geographic regions and provides credit to most of these customers. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral. No single customer accounts for more than 10% of annual sales. Based on the Company's wide variety of customers and markets, concentration of credit risk in accounts receivable is not considered significant.

INVENTORIES

     Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 21% and 23% of consolidated inventories at December 31, 2004 and 2003, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

                                                               2004      2003
                                                              -------   -------
                                                               (IN THOUSANDS)
Finished goods..............................................  $36,331   $29,004
Raw materials...............................................   31,674    28,250
Work in process.............................................    7,202     8,641
                                                              -------   -------
Total inventories...........................................  $75,207   $65,895
                                                              =======   =======

     On a current cost basis, inventories would have been $4,957,000 and $4,639,000 higher than reported at December 31, 2004 and 2003, respectively.

PROPERTY, PLANT AND EQUIPMENT

     The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives ranging from 3 to 31.5 years. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized. Property, plant and equipment at December 31 consisted of the following:

                             THOMAS INDUSTRIES INC.

                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $ 10,299   $  8,171
Buildings...................................................    52,348     48,143
Leasehold improvements......................................     6,985      6,291
Machinery and equipment.....................................   133,361    122,518
                                                              --------   --------
                                                               202,993    185,123
Accumulated depreciation and amortization...................   (88,125)   (76,773)
                                                              --------   --------
Total property, plant and equipment, net....................  $114,868   $108,350
                                                              ========   ========

     Depreciation expense relating to property, plant and equipment, which includes capital lease items, was approximately $15,410,000, $14,361,000 and $9,772,000 during 2004, 2003 and 2002, respectively.

     Capital leases for land, building, machinery and equipment, autos and software included above were $14,418,000 and $13,337,000 at December 31, 2004 and 2003, respectively. Accumulated depreciation on capital leases was $3,355,000 and $2,039,000 at December 31, 2004 and 2003, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Beginning in 2002 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite lived intangible assets are no longer amortized, but instead are tested for impairment by applying a fair-value based test at least annually, and more frequently if circumstances indicate a possible impairment.

     The statement requires a two-step process for impairment testing. The first step, used to identify potential impairment only, compares the fair value of the reporting unit, which is a level below the reportable segments disclosed in Note 13 -- "Industry Segment Information", with its net carrying amount on the financial statements. Fair value of the reporting unit is estimated based on the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; thus the second step of the process is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. If the carrying value of goodwill on the financial statements exceeds the implied fair value of goodwill, the difference must be recognized as an impairment loss. Implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined.

     If the carrying amount of an intangible asset with an indefinite life exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Separate intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives.

     The Company tested the goodwill of all its reporting units for impairment during the fourth quarter of 2004. This assessment did not indicate any impairment.

                             THOMAS INDUSTRIES INC.

     The changes in net carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows (in thousands):

                                                               2004      2003
                                                              -------   -------
Balance at beginning of year................................  $70,164   $55,669
Adjustments to Rietschle acquisition........................   (6,154)    5,593
Minority interest acquisitions..............................       --     1,778
Aldax acquisition...........................................      (86)    2,175
Translation adjustments and other...........................    4,715     4,949
                                                              -------   -------
Balance at end of year......................................  $68,639   $70,164
                                                              =======   =======

     The goodwill included in the balance sheets is related to the Pump and Compressor Segment.

     Certain intangible assets have definite lives and are being amortized. Amortizable intangible assets at December 31 consist of the following (in thousands):

                                         2004                             2003
                            ------------------------------   ------------------------------
                                              ACCUMULATED                      ACCUMULATED
                            LIFE     COST     AMORTIZATION   LIFE     COST     AMORTIZATION
                            -----   -------   ------------   -----   -------   ------------
Licenses..................  18-19   $   487      $  218      18-19   $   503      $  207
Patents...................   5-20     6,320       1,295       5-20     5,917         771
Other.....................   1-10     4,267       1,470       1-10     3,619         890
                                    -------      ------              -------      ------
Total.....................          $11,074      $2,983              $10,039      $1,868
                                    =======      ======              =======      ======

     The total intangible amortization expense for the years ended December 31, 2004, 2003 and 2002 was $930,000, $846,000 and $696,000, respectively.

     The estimated amortization expense for the next five years consists of the following (in thousands):

2005........................................................  $1,002
2006........................................................   1,002
2007........................................................     991
2008........................................................     938
2009........................................................     829

     The Company has various trademarks totaling $13,876,000 and $12,831,000 at December 31, 2004 and 2003, respectively, that are not amortized. Also included in other intangible assets is an intangible asset associated with the minimum pension liability of $692,000 and $786,000 as of December 31, 2004 and 2003, respectively.

LONG-LIVED ASSETS

     The Company periodically evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and when warranted revise such estimates based on current events. There were

                             THOMAS INDUSTRIES INC.

no significant impairment charges recorded in 2004 and 2003, but during the fourth quarter of 2002, the Company recorded a $594,000 change in the Pump and Compressor Segment's cost of sales to write-down certain assets to market value.

EXIT COSTS FOR WUPPERTAL, GERMANY FACILITY

     In February 2004, the Company announced the closing of its Wuppertal, Germany manufacturing facility in an effort to further consolidate its European manufacturing operations and strengthen its market position by concentrating its product, logistics, and engineering capacity. The exit activities were completed by December 31, 2004, with the exception of some minor severance which could be paid in 2005. The following table describes the 2004 activity and the exit liability as of December 31, 2004 (in thousands):

                                   BEGINNING BALANCE                               ENDING BALANCE
                                    AT JAN. 1, 2004    ACCRUALS   EXPENDITURES    AT DEC. 31, 2004
                                   -----------------   --------   ------------   -------------------
Exit Costs:
Severance........................          --           $1,642      $(1,622)             $20
Contract termination.............          --                8           (8)              --
                                         ----           ------      -------              ---
Total exit costs.................          --           $1,650      $(1,630)             $20
                                         ====           ======      =======              ===

     In addition to the $1,650,000 exit charge noted above, the Company has recorded $1,186,000 of additional charges in the twelve months ended December 31, 2004 which include costs to coordinate the facility shutdown ($488,000), fixed asset disposal and other charges to write down assets to net realizable value ($455,000) and training & other costs related to the transfer of production from the Wuppertal facility ($243,000). The carrying value of assets held for sale related to the Wuppertal facility is not significant.

     Approximately $2.7 million of the costs associated with this exit activity were recorded in selling, general and administrative expenses of the Pump and Compressor Segment, while $.1 million of expense related to loss on asset disposal was recorded in Other Income (Expense).

     No additional exit cost charges or other shutdown related expenses are expected related to the Wuppertal facility.

FOREIGN CURRENCY TRANSLATION

     The local currency is the functional currency for the Company's foreign subsidiaries. Operating results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

COLLECTIVE BARGAINING AGREEMENTS

     As of December 31, 2004, the Company had approximately 14.3% of its workforce represented by labor unions. Union contracts have varying expiration dates beginning with June 30, 2005 and ending with March 7, 2008. Management does not expect the expiration and renegotiation of these agreements to have a significant impact on 2004 or 2005 results of operations.

                             THOMAS INDUSTRIES INC.

REVENUE RECOGNITION

     Revenue from product sales is recognized upon title transfer, which occurs upon shipment, based on our customary terms of sale, which are FOB shipping point. We do have exceptions to this general policy which are described as follows:

          1) Revenues from service and repair activities have been equal to or below 6% of our total sales in 2004, 2003 and 2002. Most of these service and repair revenues do not involve a shipment of product, but instead, relate to the performance of a service or repair. Billings for these activities are not made until the service activity has occurred. There are other instances where we offer customers an annual service contract, which we invoice in twelve monthly billings.

          2) There are instances where we have consignment inventory arrangements and in these instances, revenue is not recorded upon shipment to the original customer. Revenue is only recorded when the original customer ships the inventory to their customer or uses it for other purposes. These consignment inventory arrangements are insignificant in amount in all periods presented.

          3) There are instances where our terms of sale are FOB destination. We record accounting entries at the end of reporting periods, to make sure these revenues are deferred to the subsequent period. These instances are insignificant in amount in all periods presented.

     Credit is extended based on local business customs and practices, and collateral is not required. We estimate and record provisions for warranties in the period the related products are sold. The warranty liabilities are established based upon management's assessment of the various product warranty periods, historical data and trends of warranty claims paid, and any current information regarding specific warranty issues. While the Company engages in extensive product quality programs and processes, should actual product failure rates differ from estimates, revisions to the estimated warranty liability would be required.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, which include costs of product improvements and design, are expensed as incurred ($22,131,000 in 2004, $19,736,000 in 2003, and $11,789,000 in 2002).

SHIPPING AND HANDLING COSTS

     All shipping and handling amounts billed to a customer in a sale transaction are classified as revenue. In addition to shipping and handling costs included in cost of products sold, the Company also has shipping and handling costs included in selling, general and administrative expenses totaling $5,817,000, $4,765,000 and $1,736,000 for 2004, 2003 and 2002, respectively.

PRODUCT WARRANTY COSTS

     The Company generally offers warranties for most of its products for periods from one to five years. The specific terms and conditions of these warranties vary depending on the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

                             THOMAS INDUSTRIES INC.

     Changes in the Company's warranty liability for December 31 are as follows (in thousands):

                                                               2004      2003
                                                              -------   -------
Balance at beginning of year................................  $ 5,382   $ 2,674
Warranties issued during the year...........................    2,908     4,045
Settlements made during the year............................   (3,357)   (2,856)
Warranty liability assumed in acquisition of business.......       --       956
Foreign currency translation adjustment.....................      405       563
                                                              -------   -------
Balance at end of year......................................  $ 5,338   $ 5,382
                                                              =======   =======

ADVERTISING COSTS

     Advertising costs consist of expenses related to promoting the Company's products, including trade shows, web development, advertising and collateral material and are charged to expense when incurred. Advertising expense was $3,234,000, $3,306,000, and $2,142,000 in 2004, 2003 and 2002, respectively.

STOCK BASED COMPENSATION

     Stock options are granted under various stock compensation programs to employees and independent directors (see Note 9, "Shareholders' Equity"). In December 2003, the Company adopted the fair value recognition provisions of accounting for stock-based compensation under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) which requires the Company to expense the fair value of employee stock options prospectively for all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company's plan vest over a period of five years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. For employee stock options granted prior to 2003, the Company continues to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). For purposes of pro forma disclosures, the estimated fair value of the options granted prior to 2003 is amortized to expense over the options' vesting period.

     Included in stock option activity, but accounted for in accordance with SFAS No. 123, are options granted to GTG employees, for which the Company has recorded compensation expense. This compensation expense, shown net of tax, is also included in the pro forma information on the following table.

                             THOMAS INDUSTRIES INC.

     The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

                                                            2004        2003        2002
                                                         ----------   ---------   ---------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Net income (as reported)...............................   $114,154     $37,314     $32,692
Add: Stock-based compensation expense for GTG employees
  included in reported net income, net of related tax
  effects..............................................        603         249         190
Add: Stock-based employee compensation expense included
  in reported net income, net of related tax effects...         11         101          --
Deduct: Total stock-based employee compensation
  determined under fair value based method for all
  awards, net of related tax effects...................     (1,059)       (931)       (966)
                                                          --------     -------     -------
Net income (pro forma).................................   $113,709     $36,733     $31,916
                                                          ========     =======     =======
Net income per share (Basic) -- As reported............   $   6.53     $  2.17     $  2.06
  Pro forma............................................       6.50        2.14        2.01
Net income per share (Diluted) -- As reported..........       6.44        2.12        2.00
  Pro forma............................................       6.41        2.09        1.95

NEW ACCOUNTING PRONOUNCEMENTS

     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (FASB 151), Inventory Costs. The Company is required to adopt the provisions of FASB 151, on a prospective basis, as of January 1, 2006. FASB 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FASB 151 requires that those items -- if abnormal -- be recognized as expenses in the period incurred. In addition, FASB 151 requires the allocation of fixed production overheads to the costs of conversions based upon the normal capacity of the production facilities. The Company has not yet determined what effect FASB 151 will have on its earnings and financial position.

     In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (FASB 123R), Share-Based Payment. FASB 123R will require the Company to expense share-based payments, including employee stock options, based on their fair value. The Company is required to adopt the provisions of FASB 123R effective as of the beginning of its third quarter in 2005, however, earlier adoption in 2005 is allowed. FASB 123R provides alternative methods of adoption which include prospective application and a modified retroactive application. The Company adopted the fair-value method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, Accounting for Stock-Based
Compensation -- Transition and Disclosure. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123R on July 1, 2005. Because Statement 123R must be applied not only to new awards, but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123R. However, had we adopted Statement 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share noted above. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after

                             THOMAS INDUSTRIES INC.

adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when those employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $2,805,000, $464,000, and $221,000 in 2004, 2003 and 2002, respectively. The 2004 amount was significantly higher than 2003 and 2002 due primarily to the increased options exercised by GTG employees. The vesting of options to GTG employees was accelerated and the options became 100% vested as of December 31, 2004. As part of the GTG sale agreement, the GTG employees had until December 31, 2004 to exercise or forfeit their options.

     In December 2004, the FASB issued FASB Staff Position (FSP) 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" and FSP 109-2, "Accounting for Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides a tax deduction on qualified production activities, while FSP 109-2 introduces a special one-time dividends-received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The Company has adopted both of these staff positions in 2004 (See Note 7).

CURRENCY RISK MANAGEMENT

     All derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income in accordance with SFAS No. 133, as amended, "Accounting for Derivatives and Hedging Activity" (SFAS 133).

     The Company uses forward currency exchange contracts to manage its exposures to the variability of cash flows primarily related to the purchase of inventory manufactured in Europe but inventoried and sold in non
Euro-denominated countries. These contracts are designated as cash flow hedges.

     The Company does not use derivative instruments for trading or speculative purposes.

     All of the Company's derivative contracts are adjusted to current market values each period and qualify for hedge accounting under SFAS 133. The periodic gains and losses of the contracts designated as cash flow hedges are deferred in other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amounts of the underlying transactions in the period in which these transactions are recognized. The carrying values of derivative contracts are included in other current assets.

     The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. If a cash flow hedge ceases to qualify for hedge accounting or is terminated, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction were no longer probable to occur, amounts previously deferred in other comprehensive income would be recognized immediately in earnings. Additional disclosure related to the Company's hedging contracts is provided in Note 14.

OTHER

     Accounts receivable at December 31, 2004 and 2003 was net of an allowance for doubtful accounts of $2,303,000 and $2,270,000, respectively.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                             THOMAS INDUSTRIES INC.

3.  ACQUISITIONS

     On November 20, 2003, the Company purchased the remaining 25% minority interests in the Company's New Zealand subsidiary for $244,000. All of the purchase price was allocated to goodwill. The Company now owns 100% of the New Zealand subsidiary.

     On July 31, 2003, the Company purchased all of the outstanding equity interests of Aldax AB, of Stockholm, Sweden for $2.6 million, of which $1.7 million was paid in cash at the acquisition date, while $944,000 was recorded as a long-term liability to be paid on July 31, 2005 in accordance with the purchase agreement. Approximately $2.0 million of the purchase price was allocated to goodwill.

     On April 11, 2003, the Company purchased the remaining 20% minority interests in the Company's Italian subsidiary for $1.5 million. All of the purchase price was allocated to goodwill. The Company now owns 100% of the Italian subsidiary.

     On August 29, 2002, the Company purchased substantially all the assets and liabilities of Werner Rietschle Holding GmbH ("Rietschle"), a privately held company based in Schopfheim, Germany. Rietschle is a world leader in vacuum and pressure technology, which includes dry-running and oil-lubricated pumps, blowers, compressors, and pressure/vacuum pumps utilizing rotary vane, screw, roots and claw technologies. With the Rietschle product line, the Company wants to pursue further opportunities through growth in markets such as printing, packaging, woodworking and many other applications that fit Rietschle technologies. The purchase price consisted of $83.3 million in cash and 1,800,000 treasury shares of the Company's common stock, for which fair value was calculated by using a six-day average stock price, determined three days before and after the acquisition date. The Company negotiated a $120.0 million revolving credit facility with a group of banks to finance the cash portion of the purchase price. Rietschle's operating results are included in the Company's results since the date of acquisition.

     On June 3, 2004, the Company received approximately $6.2 million in cash, which represents an adjustment to the Company's purchase price of Rietschle. The purchase agreement specified the negotiation process to be followed for various items in dispute, so that an adjustment to the purchase price could occur at a subsequent time. In June 2004, negotiations on certain disputed items were completed and this adjustment reduced goodwill by $6.2 million. Other adjustments could occur in the future related to representations and warranties per the purchase agreement.

     In estimating the fair values of the assets acquired and liabilities assumed in the Rietschle transaction, management considered a number of factors, including collectibility of accounts receivable, net realizable value and replacement cost of inventory, and the values of liabilities. In addition, an independent appraiser was used to assist in determining the value of property, plant and equipment and other intangible assets; however, management is ultimately responsible for the values recorded.

     Supplemental pro forma information below is presented as though the business combination had been completed as of the beginning of the period being reported on. The pro forma financial information does not necessarily reflect the results of operations that would have occurred if the Company and Rietschle constituted a single entity during such period.

                                                                 YEAR ENDED
                                                              DECEMBER 31 2002
                                                              ----------------
                                                               (IN THOUSANDS,
                                                                 UNAUDITED)
Net sales...................................................      $333,371
Net income..................................................        35,581
Earnings per share-diluted..................................          2.03

                             THOMAS INDUSTRIES INC.

     The adjusted aggregate purchase price for Rietschle consists of (in thousands):

Initial cash paid by the Company............................  $ 83,288
Fair value of Thomas common stock...........................    44,754
Transaction costs...........................................     5,931
Purchase price adjustment received in cash..................    (6,154)
                                                              --------
Total adjusted aggregate purchase price.....................  $127,819
                                                              ========

     The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash........................................................  $  3,487
Accounts receivable.........................................    24,913
Inventories.................................................    30,477
Other current assets........................................     7,105
Property, plant and equipment...............................    44,404
Other intangibles...........................................    16,849
Other assets................................................     2,999
Current liabilities.........................................   (29,221)
Long-term debt..............................................   (17,116)
Other long-term liabilities.................................    (6,569)
                                                              --------
                                                                77,328
Goodwill....................................................    50,491
                                                              --------
Aggregate purchase price....................................  $127,819
                                                              ========

     The goodwill associated with the Rietschle acquisition is all allocated to the Pump and Compressor Segment.

4.  SALE OF INTEREST IN GTG

     Effective with the close of business on July 31, 2004, the Company sold its 32% joint venture interest in the Genlyte Thomas Group LLC (GTG), which the Company accounted for using the equity method of accounting, to The Genlyte Group Incorporated (Nasdaq: GLYT) for approximately $400.9 million in cash. Approximately $102.7 million of the proceeds were used to pay down long-term debt on August 2, 2004. Approximately $80.5 million of the proceeds were used to pay a portion of the income taxes (due on the gain) and transaction costs during the third and fourth quarters.

     The Company's adjusted book basis in GTG as of July 31, 2004 was as follows (in millions):

Investment in GTG at July 31, 2004..........................  $230.5
Thomas' adjustment for accelerated option expense treated as
  a transaction cost........................................     (.2)
Other comprehensive loss items:
Minimum pension liability...................................     5.5
Foreign currency translation................................      .5
                                                              ------
Adjusted GTG book basis at July 31, 2004....................  $236.3
                                                              ======

                             THOMAS INDUSTRIES INC.

     The gain on the sale of GTG, which the Company recorded in 2004, was calculated as follows (in millions):

Total sale price............................................  $ 400.9
Transaction costs...........................................     (4.2)
                                                              -------
Net Proceeds................................................    396.7
Adjusted book basis at July 31, 2004........................   (236.3)
                                                              -------
Pre-tax book gain...........................................    160.4
Income taxes................................................    (76.3)
                                                              -------
Net after-tax gain..........................................  $  84.1
                                                              =======
Earnings per share -- diluted...............................  $  4.74

     This gain calculation is an estimate subject to final determination of taxes of the transaction when tax returns are filed in 2005. The effective income tax rate recorded on the gain of 47.6% is primarily due to the basis differences for financial reporting and tax purposes in the partnership interest in GTG.

5.  NET INCOME PER SHARE

     The computation of the numerator and denominator in computing basic and diluted net income per share follows:

                                                           2004      2003      2002
                                                         --------   -------   -------
                                                                (IN THOUSANDS)
Numerator:
  Net income...........................................  $114,154   $37,314   $32,692
                                                         ========   =======   =======
Denominator:
  Weighted average shares outstanding..................    17,483    17,200    15,879
Effect of dilutive securities:
  Director and employee stock options..................       237       331       459
  Employee performance shares..........................        13        39        37
                                                         --------   -------   -------
Dilutive potential common shares.......................       250       370       496
                                                         --------   -------   -------
Denominator for diluted earnings per share -- adjusted
  weighted average shares and assumed conversions......    17,733    17,570    16,375
                                                         ========   =======   =======

     The deferred compensation obligation discussed in Note 9, "Shareholders' Equity," is funded with shares of the Company's common stock, which are included in the calculation of basic and diluted earnings per share.

6.  EQUITY INVESTMENT

     Through July 31, 2004, Genlyte Thomas Group LLC (GTG) was an affiliated company accounted for on the equity method. As described in Notes 1 and 2, Thomas and Genlyte formed GTG in August 1998.

     Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes, which will be incurred by

                             THOMAS INDUSTRIES INC.

Thomas and Genlyte; however, amounts have been provided for foreign income taxes and certain U.S. franchise taxes.

                                                                                 AS OF
                                                               JULY 31,      DECEMBER 31,
                                                                 2004            2003
                                                              -----------   ---------------
                                                                     (IN THOUSANDS)
GTG BALANCE SHEETS
Cash and short-term investments.............................   $116,284        $130,442
Accounts receivable.........................................    200,367         160,111
Inventories.................................................    151,498         143,898
Other current assets........................................      9,543           9,821
                                                               --------        --------
Total current assets........................................    477,692         444,272
Property, plant and equipment...............................    112,270         111,624
Goodwill....................................................    156,623         150,532
Other intangible assets.....................................     11,360          21,315
Other assets................................................      5,236           5,028
                                                               --------        --------
Total assets................................................   $763,181        $732,771
                                                               ========        ========
Current maturities of long-term debt........................   $    250        $    284
Accounts payable............................................     98,321          98,035
Payable to Genlyte Inc. ....................................        279          16,534
Accrued expenses and other..................................     73,564          70,956
                                                               --------        --------
Total current liabilities...................................    172,414         185,809
Long-term debt, less current portion........................     11,072          11,190
Accrued pension.............................................     21,739          27,567
Other liabilities...........................................     11,776          12,246
Shareholders' equity........................................    546,180         495,959
                                                               --------        --------
Total liabilities and shareholders' equity..................   $763,181        $732,771
                                                               ========        ========

                             THOMAS INDUSTRIES INC.

                                                                 SEVEN
                                                                MONTHS
                                                                 ENDED       YEAR ENDED
                                                               JULY 31,     DECEMBER 31,
                                                                 2004           2003
                                                              -----------   ------------
                                                                    (IN THOUSANDS)
GTG INCOME STATEMENTS
Net sales...................................................   $672,358      $1,033,899
Cost of products sold.......................................    431,939         671,322
                                                               --------      ----------
Gross profit................................................    240,419         362,577
SG&A expense................................................    176,143         260,381
Gain on settlement of patent litigation.....................         --          (8,000)
Amortization................................................        541           1,079
                                                               --------      ----------
Operating profit............................................     63,735         109,117
Interest expense, net.......................................         56             238
Minority interest...........................................        (66)            185
                                                               --------      ----------
Income before taxes.........................................     63,745         108,694
Income taxes(1).............................................      5,145           7,416
                                                               --------      ----------
Net income..................................................   $ 58,600      $  101,278
                                                               ========      ==========
Amounts recorded by Thomas:
  Investment................................................         --      $  214,405
  Equity income.............................................   $ 18,608(2)       32,138(3)
  Distributions received....................................      4,350          13,299

     Changes in the Company's investment in GTG for the years ended December 31, 2004 and 2003 were as follows (in thousands):

                                                                2004        2003
                                                              ---------   --------
Balance at the beginning of period..........................  $ 214,405   $188,810
GTG gross equity earnings...................................     18,752     32,409
GTG cash distributions......................................     (4,350)   (13,299)
GTG currency translation adjustment.........................     (1,082)     6,457
GTG minimum pension adjustment & other......................      2,751         28
                                                              ---------   --------
Balance before sale transaction(4)..........................    230,476    214,405
To record sale of GTG.......................................   (230,476)        --
                                                              ---------   --------
Balance at end of period....................................  $      --   $214,405
                                                              =========   ========

---------------

(1) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to foreign income taxes and certain U.S. franchise taxes.

(2) Consists of $18,752 of equity income from GTG for the period January 1 through July 31, less $144 of expense for Thomas Industries stock options issued to GTG employees.

(3) Consists of $32,409 of equity income from GTG less $271 of expense for Thomas Industries stock options issued to GTG employees.

(4) See computation of Company's adjusted book basis in GTG as of July 31, 2004, included in "Note 4 -- Sale of Interest in GTG" in the Notes to Consolidated Financial Statements.

                             THOMAS INDUSTRIES INC.

     The Company in the normal course of business has transactions with GTG. These transactions consist primarily of reimbursement for other shared corporate expenses.

     Payables due to GTG as of December 31, 2004 and 2003 were $1,075,000 and $175,000, respectively.

     For the years ended December 31, 2004, 2003 and 2002, the Company recorded $4,000, $4,000, and $230,000, respectively, related to the reimbursement of shared corporate expenses. For the seven months ended July 31, 2004, the Company recorded $2,000 related to these items.

7.  INCOME TAXES

     A summary of the provision for income taxes follows:

                                                           2004      2003      2002
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Current:
  Federal...............................................  $71,756   $12,205   $10,988
  State.................................................   15,981     1,883     1,681
  Foreign...............................................    4,403     2,926     5,162
                                                          -------   -------   -------
                                                           92,140    17,014    17,831
Deferred:
  Federal and state (benefit)...........................   (2,687)      236     1,780
  Foreign (benefit).....................................    4,063     1,090    (1,159)
                                                          -------   -------   -------
                                                            1,376     1,326       621
                                                          -------   -------   -------
Total provision for income taxes........................  $93,516   $18,340   $18,452
                                                          =======   =======   =======

     The U.S. and foreign components of income before income taxes follow:

                                                           2004      2003      2002
                                                         --------   -------   -------
                                                                (IN THOUSANDS)
United States..........................................  $188,070   $42,160   $42,709
Foreign................................................    19,600    13,519     8,456
                                                         --------   -------   -------
Income before income taxes.............................  $207,670   $55,679   $51,165
                                                         ========   =======   =======

     A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                              2004   2003   2002
                                                              ----   ----   ----
U.S. statutory rate.........................................  35.0%  35.0%  35.0%
State income taxes, net of federal tax benefits.............   4.9    2.2    2.4
Gain on sale of investment in GTG joint venture.............   5.2     --     --
Effect of foreign tax rates.................................   0.1   (1.3)    .5
GTG foreign equity earnings recorded net of tax.............  (0.5)  (2.9)  (2.9)
Change in valuation allowance...............................  (0.1)    --    1.6
Other.......................................................   0.4    (.1)   (.5)
                                                              ----   ----   ----
Effective income tax rate...................................  45.0%  32.9%  36.1%
                                                              ====   ====   ====

                             THOMAS INDUSTRIES INC.

     Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

                                                               2004      2003
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Employee benefit obligations..............................  $ 2,266   $ 4,885
  Net operating loss carryforwards..........................    3,238       819
  Allowance for doubtful accounts receivable................      318       269
  Inventory reserves........................................      703       617
  Compensation accruals.....................................    1,448     1,367
  Miscellaneous foreign.....................................    5,399     4,479
  Accrued liabilities and other.............................    1,633     1,565
                                                              -------   -------
                                                               15,005    14,001
Less valuation allowance....................................   (2,814)   (1,320)
                                                              -------   -------
Net deferred tax asset......................................   12,191    12,681
Deferred tax liabilities:
  Accelerated depreciation..................................    4,851     4,689
  Investment in GTG.........................................       --     2,530
  German Goodwill...........................................    4,222        --
  Miscellaneous foreign.....................................    5,185     3,513
  Other.....................................................    1,810     1,438
                                                              -------   -------
                                                               16,068    12,170
                                                              -------   -------
Net deferred tax asset/(liability)..........................  $(3,877)  $   511
                                                              =======   =======

                                                               2004      2003
                                                              -------   ------
                                                               (IN THOUSANDS)
Classification:
  Net current assets........................................  $ 5,101   $6,688
  Net long-term liabilities.................................    8,978    6,177
                                                              -------   ------
Net deferred tax asset/(liability)..........................  $(3,877)  $  511
                                                              =======   ======

     Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheets.

     Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $2,814,000. $1,224,000 of this valuation allowance is provided for income tax loss carryforward benefits for certain foreign jurisdictions (NOL's). The foreign tax NOL's (in the amount of $12,417,000) can be carried forward from five to seven years and some portion indefinitely. Management believes that, based on a number of factors, the available evidence creates sufficient uncertainty regarding the realizability of a portion of these NOL's. The remaining valuation allowance of $1,590,000 is provided for various foreign deferred tax assets. Management believes that, based on a number of factors, the available evidence creates sufficient uncertainty regarding the realizability of these foreign assets.

                             THOMAS INDUSTRIES INC.

     Deferred income taxes have not been provided on $58,000,000 of foreign undistributed earnings as of December 31, 2004. It is management's intent that such undistributed earnings be permanently reinvested in the foreign countries. It is not practicable to determine the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration.

     On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out of the existing Extra-Territorial Income (ETI) exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The Company expects the net effect of the phase-out of the ETI and the phase-in of this new deduction will not result in a significant change to the effective tax rate for fiscal year 2005 and future years based on current earning levels.

     Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controller foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not been remitted to the U.S.

     The Company made federal, state and foreign income tax payments of $88,847,000 in 2004, $17,084,000 in 2003 and $21,035,000 in 2002.

8.  LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt at December 31 consisted of the following:

                                                               2004      2003
                                                              ------   --------
                                                               (IN THOUSANDS)
Revolving credit notes......................................  $   --   $ 85,000
Senior notes................................................      --     15,430
Capital leases..............................................   9,548     10,878
Industrial revenue bonds....................................      --      1,250
                                                              ------   --------
                                                               9,548    112,558
Less: current maturities....................................   1,797      9,885
                                                              ------   --------
Total long-term debt........................................  $7,751   $102,673
                                                              ======   ========

     The revolving credit notes were paid down in full on August 2, 2004, with proceeds from the sale of GTG.

     The senior notes had a 9.36% fixed interest rate and were paid down in full on August 2, 2004, with the proceeds from the sale of GTG.

     The capital leases have terms ranging from 2.5 to 18.5 years, and are payable primarily in monthly installments with interest at rates ranging from 4.8% to 11.3%.

     The Industrial Revenue Bonds had a variable interest rate and were paid down in July 2004.

     The fair value of the Company's long-term debt, including the current portion, at December 31, 2003 was $113,790,000.

                             THOMAS INDUSTRIES INC.

     Maturities of capital lease obligations are as follows (in thousands):

2005........................................................  $1,797
2006........................................................     234
2007........................................................     261
2008........................................................     259
2009........................................................     247
Thereafter..................................................   6,750
                                                              ------
                                                              $9,548
                                                              ======

     The Company has no loan agreements which include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions.

     Cash paid for interest was $3,458,000 in 2004, $4,739,000 in 2003, and
$3,447,000 in 2002.

9.  SHAREHOLDERS' EQUITY

STOCK REPURCHASE PROGRAM

     Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 2004, Thomas had repurchased 879,189 shares at a cost of $17,334,000. No purchases were made during 2004 and 2003.

STOCK INCENTIVE PLANS

     At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. At the April 15, 1999 Annual Meeting, the Company's shareholders approved a 750,000 share increase in the number of shares reserved for issuance under the 1995 Incentive Stock Plan. At the April 22, 2004 Annual Meeting, the Company's shareholders approved the Company's Amended and Restated 1995 Incentive Stock Plan which increased the number of shares of common stock reserved for issuance by 550,000 shares and added non-employee directors as participants under the Plan. Under this Plan, options may be granted to employees and non-employee directors at not less than market value at date of grant. All options granted have ten-year terms, and vest and become fully exercisable at the end of five years of continued employment. Under the terms of the Company's sale agreement with Genlyte, all stock options granted to GTG employees became fully vested as of July 31, 2004 and expired as of December 31, 2004.

     At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. This Plan expired on April 21, 2004, except with respect to outstanding options which may be exercised through 2013. Under this Plan, each continuing non-employee director in office on the date of each annual meeting was awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable as of the date granted. At December 31, 2004, there were seven non-employee directors in office, and 225,000 options had been awarded under this Plan. A total of 131,017 shares reserved for this Plan, but not needed to satisfy awards outstanding under the Non-employee Director Stock Option Plan, were made available under the Company's Amended and Restated 1995 Incentive Stock Plan.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" (SFAS 148), as an amendment to SFAS 123, "Accounting for Stock-Based Compensation." Prior to the year ended December 31, 2003, the Company followed SFAS 123 but elected to

                             THOMAS INDUSTRIES INC.

continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB 25, "Accounting for Stock Issued to Employees" and related interpretations.

     Effective December 2003, the Company elected to adopt the fair value method of accounting for stock-based compensation under SFAS 123 which requires the Company to expense the fair value of employee stock options granted, modified or settled after January 1, 2003. The three transition methods provided by SFAS 148 are the prospective method, the modified prospective method and the retroactive restatement method. The Company has elected to apply the prospective method whereby recognition provisions of SFAS 123 apply to all employee awards granted, modified or settled after January 1, 2003. The Company has recorded expense related to the stock options of $17,000 and $163,000 in 2004 and 2003, respectively.

     For awards granted prior to 2003, the Company continues to follow SFAS No. 123 and uses the intrinsic value based method of accounting prescribed by APB
25. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for options granted to employees and non-employee directors.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123 (see Note 2, "Accounting Policies -- Stock Based Compensation"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              2004    2003    2002
                                                              -----   -----   -----
Risk-free interest rate.....................................   3.93%   3.14%    3.0%
Expected life, in years.....................................    6.5     6.5     6.5
Expected volatility.........................................  0.293   0.340   0.321
Expected dividend yield.....................................    1.0%    1.4%    1.4%

     A summary of stock option activity for all plans follows:

                                 2004                   2003                   2002
                         --------------------   --------------------   --------------------
                                     WEIGHTED               WEIGHTED               WEIGHTED
                                     AVERAGE                AVERAGE                 PRICE
                          OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS    AVERAGE
                         ---------   --------   ---------   --------   ---------   --------
Beginning of year......  1,526,271    $18.08    1,616,359    $19.34    1,527,414    $17.86
Granted................     77,915     38.99       88,000     24.91      212,800     26.31
Exercised..............   (599,446)    19.04     (166,438)    14.60     (105,957)    11.71
Forfeited or expired...    (10,800)    22.12      (11,650)    21.59      (17,898)    21.16
                         ---------    ------    ---------    ------    ---------    ------
End of year............    993,940    $22.27    1,526,271    $20.16    1,616,359    $19.34
                         =========    ======    =========    ======    =========    ======
Exercisable at end of
  year.................    739,480    $19.69    1,024,882    $18.08      985,028    $16.22

     The weighted average fair value of options granted was $7.47 in 2004, $6.61 in 2003 and $6.67 in 2002. Options outstanding at December 31, 2004 had option prices ranging from $10.67 to $38.99 and expire at various dates between April 20, 2005 and December 6, 2014 (with a weighted-average remaining contractual life of 5.2 years). There are 808,891 shares reserved for future grant.

     Included in the summary of stock option activity above, are options granted to GTG employees, which in accordance with SFAS 123, the Company has recorded compensation expense based on using a Black-Scholes option pricing model. This expense was $144,000 for the seven months ended July 31, 2004, $271,000 and $201,000 for the twelve months ended December 31, 2003 and 2002, respectively, and is netted with the Company's equity income from GTG (see Note 6, "Equity Investment"). Under the terms of the Company's sale agreement with Genlyte, all outstanding stock options previously granted to GTG employees

                             THOMAS INDUSTRIES INC.

became fully vested as of July 31, 2004 and expired as of December 31, 2004. The Company recognized $759,000 of expense in 2004 related to these options. This amount was recorded against the gain on the sale of GTG.

     The following table summarizes the status of stock options outstanding as of December 31, 2004:

                                                                         STOCK OPTIONS
                                        STOCK OPTIONS OUTSTANDING         EXERCISABLE
                                      ------------------------------   ------------------
                                                WEIGHTED    WEIGHTED             WEIGHTED
                                                 AVERAGE    AVERAGE              AVERAGE
                                                REMAINING   EXERCISE             EXERCISE
RANGE OF EXERCISE PRICES              SHARES      LIFE       PRICE     SHARES     PRICE
------------------------              -------   ---------   --------   -------   --------
$10.67 to $14.58....................  179,063      1.5       $14.20    179,063    $14.20
$16.44 to $25.00....................  469,249      4.5        20.10    440,141     20.02
$25.87 to $38.99....................  345,628      8.1        29.40    120,276     26.64
                                      -------      ---       ------    -------    ------
                                      993,940      5.2       $22.27    739,480    $19.69
                                      =======      ===       ======    =======    ======

     The Company also issued cash only stock appreciation rights (SAR's) in 2004 and 2003. All SAR's granted have ten year terms. SAR's granted to employees vest and become fully exercisable at the end of four years of continued employment. Under the terms of the Company's sale agreement with Genlyte, SAR's granted to GTG employees became fully vested as of July 31, 2004 and expired as of December 31, 2004. SAR's granted to non-employee directors vest and become fully exercisable as of the date granted. The Company has recorded expense of $244,000 and $1,000 in 2004 and 2003, respectively, related to SAR's for Thomas employees and non-employee directors. For SAR's previously granted to GTG employees in 2004, the Company recognized $177,000 of expense, which was recorded against the gain on the sale of GTG.

     A summary of SAR's activity follows:

                                                         2004                2003
                                                  ------------------   -----------------
                                                            WEIGHTED            WEIGHTED
                                                            AVERAGE             AVERAGE
                                                   SAR'S     PRICE     SAR'S     PRICE
                                                  -------   --------   ------   --------
Beginning of year...............................   99,230    $34.35        --        --
Granted.........................................   88,000     32.89    99,230    $34.35
Exercised.......................................  (61,020)    32.28        --        --
Forfeited or expired............................   (7,480)    32.79        --        --
                                                  -------    ------    ------    ------
End of year.....................................  118,730    $34.43    99,230    $34.35
                                                  =======    ======    ======    ======
Exercisable at end of year......................   21,000    $34.82        --        --

     In addition to the options and SAR's listed above, 20,000 performance share awards were granted in both December 2004 and December 2003, and 14,000 performance share awards were granted in December 2002. Performance share awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 11,526 shares were earned in 2004 from performance share awards granted in December 2001, 10,550 shares were earned in 2003 from awards granted in December 2000, and 11,639 shares were earned in 2002 from awards granted in December 1999. The Company has recorded compensation expense related to performance shares of $199,000, $482,000 and $323,000 for 2004, 2003 and 2002, respectively.

DEFERRED SHARE TRUST

     Employees who earn performance share awards as discussed above may elect to defer receipt of such shares until termination of employment. Non-Employee Directors are permitted to receive part or all of their

                             THOMAS INDUSTRIES INC.

director fees in the form of common stock of the Company and to defer receipt of such shares until retirement or other termination of service. In April 2000, the Company established a deferred share trust (the "Trust") to maintain the shares deferred for these obligations. The Trust qualifies as a rabbi trust for income tax purposes as the assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the shares held by the Trust are reinvested in additional shares of common stock of the Company on behalf of the participants. Since there is no provision for diversification of the Trust's assets and settlement can only be made with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of shareholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings or shareholders' equity of the Company.

SHAREHOLDER RIGHTS PLAN

     On December 10, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. These Rights are due to expire on January 5, 2008. The Rights Plan generally provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

     Notwithstanding the foregoing discussion, under the Rights Plan, the Board of Directors has flexibility in certain events. In order to provide maximum flexibility, the Board of Directors may delay the date upon which the Rights become exercisable in the event of a 20% Tender Offer. In addition, the Board of Directors has the option to exchange one share of common stock for each outstanding Right at any time after a 20% Acquisition, but before the acquirer has purchased 50% of the outstanding common stock. The Rights may also be redeemed at two cents per Right at any time prior to a 20% Acquisition or a 20% Tender Offer.

10.  EMPLOYEE BENEFIT PLANS

     The Company has noncontributory defined benefit pension plans and contributory defined contribution plans covering its hourly union employees in the U.S. The defined benefit plans in the U.S. primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes for these plans.

     The Company also has noncontributory defined benefit pension plans covering certain employees of its foreign locations. These plans provide benefits to employees based on rate of pay and years of service. The foreign defined benefit plans are not funded.

                             THOMAS INDUSTRIES INC.

     The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

                                                                             OTHER
                                           PENSION BENEFITS             POSTRETIREMENT
                                  -----------------------------------      BENEFITS
                                    FOREIGN PLANS       U.S. PLANS       (U.S. PLANS)
                                  -----------------   ---------------   ---------------
                                   2004      2003      2004     2003     2004     2003
                                  -------   -------   ------   ------   ------   ------
                                             (IN THOUSANDS)             (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at beginning
  of year.......................  $10,550   $ 8,056   $8,749   $7,967   $1,523   $1,307
Foreign exchange impact.........      859     1,667       --       --       --       --
Service cost....................      255       288      325      285       96       67
Interest cost...................      643       592      526      513      106       85
Plan amendments.................       --       355       --      163      (44)      --
Benefits paid...................     (373)     (314)    (351)    (764)     (40)     (39)
Actuarial (gain) loss...........     (120)      (94)      (8)     585      329      103
                                  -------   -------   ------   ------   ------   ------
Benefit obligations at end of
  year..........................  $11,814   $10,550   $9,241   $8,749   $1,970   $1,523
                                  =======   =======   ======   ======   ======   ======
CHANGE IN PLAN ASSETS
Value of plan assets at
  beginning of year.............  $    --   $    --   $8,189   $7,226   $   --   $   --
Actual return on plan assets           --        --      592    1,157       --       --
Employer contributions..........      373       314      670      570       40       39
Benefits paid...................     (373)     (314)    (351)    (764)     (40)     (39)
                                  -------   -------   ------   ------   ------   ------
Value of plan assets at end of
  year..........................  $    --   $    --   $9,100   $8,189   $   --   $   --
                                  =======   =======   ======   ======   ======   ======

                                         PENSION BENEFITS
                               -------------------------------------   OTHER POSTRETIREMENT
                                  FOREIGN PLANS        U.S. PLANS      BENEFITS (U.S. PLANS)
                               -------------------   ---------------   ---------------------
                                 2004       2003      2004     2003      2004        2003
                               --------   --------   ------   ------   ---------   ---------
                                           (IN THOUSANDS)                 (IN THOUSANDS)
FUNDED STATUS OF THE PLANS
Assets less projected
  obligations................  $(11,814)  $(10,550)  $ (141)  $ (560)   $(1,970)    $(1,523)
Unrecognized actuarial
  loss.......................       297        404    1,790    1,861        947         560
Unrecognized transition
  obligations................        --         --        2        4        110         168
Unrecognized prior service
  cost.......................        --         --      690      782         --          --
                               --------   --------   ------   ------    -------     -------
Net asset (liability)
  recognized at end of
  year.......................  $(11,517)  $(10,146)  $2,341   $2,087    $  (913)    $  (795)
                               ========   ========   ======   ======    =======     =======

                             THOMAS INDUSTRIES INC.

                                                                               OTHER
                                            PENSION BENEFITS              POSTRETIREMENT
                                  -------------------------------------      BENEFITS
                                     FOREIGN PLANS        U.S. PLANS       (U.S. PLANS)
                                  -------------------   ---------------   ---------------
                                    2004       2003      2004     2003     2004     2003
                                  --------   --------   ------   ------   ------   ------
                                              (IN THOUSANDS)              (IN THOUSANDS)
BALANCE SHEET ASSETS
  (LIABILITIES)
Prepaid benefit costs...........  $     --   $     --   $  114   $  107   $  --    $  --
Accrued benefit liabilities.....   (12,012)   (10,707)    (158)    (572)   (913)    (795)
Intangible assets...............        --         --      692      786      --       --
Accumulated other comprehensive
  income........................       495        561    1,693    1,766      --       --
                                  --------   --------   ------   ------   -----    -----
Net asset (liability) recognized
  at end of year................  $(11,517)  $(10,146)  $2,341   $2,087   $(913)   $(795)
                                  ========   ========   ======   ======   =====    =====
Increase in minimum liability
  included in other
  comprehensive income..........  $    (67)  $    387   $  (73)  $ (262)  $  --    $  --
                                  ========   ========   ======   ======   =====    =====

     The Company uses a December 31 measurement date for all U.S. and foreign plans.

     The accumulated benefit obligation for all defined benefit pension plans was $20,685,000 and $18,942,000 at December 31, 2004 and 2003, respectively.

                                                            PENSION BENEFITS
                                                   -----------------------------------
                                                     FOREIGN PLANS       U.S. PLANS
                                                   -----------------   ---------------
                                                    2004      2003      2004     2003
                                                   -------   -------   ------   ------
                                                             (IN THOUSANDS)
INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED
  BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS:
Projected benefit obligation.....................  $11,814   $10,550   $8,786   $8,315
Accumulated benefit obligation...................   11,444    10,194    8,786    8,315
Fair value of plan assets........................       --        --    8,628    7,743

                                                                                            OTHER
                                                       PENSION BENEFITS                POSTRETIREMENT
                                          ------------------------------------------      BENEFITS
                                                 FOREIGN PLANS           U.S. PLANS     (U.S. PLANS)
                                          ---------------------------   ------------   ---------------
                                              2004           2003       2004    2003    2004     2003
                                          -------------   -----------   ----    ----   ------   ------
                                                        (IN THOUSANDS)                 (IN THOUSANDS)
Discount rate used to determine benefit
  obligations at December 31............      6.00%             6.00%   6.00%   6.25%   6.00%    6.25%
Weighted-average assumptions used to
  determine net periodic benefit cost
  for years ended December 31:
     Discount rate......................      6.00%       6.00%-7.00%   6.25%   6.75%   6.25%    6.75%
     Expected return on plan assets.....        --                 --   8.00%   8.00%     --       --
     Initial health care cost trend
       rate.............................        --                 --     --      --   11.00%   12.00%
     Ultimate health care cost trend
       rate.............................        --                 --     --      --    5.50%    5.50%
     Year ultimate rate is achieved.....                                                2013     2012

     To develop the expected long-term rate of return on assets assumption, the Company considered historical returns and future expectations. Over the 10-year period ending December 31, 2003, the compound annual returns on the portfolio have averaged 10.34%. Considering this information and the potential for

                             THOMAS INDUSTRIES INC.

lower future returns due to a generally lower interest rate environment, the Company selected an 8.00% long-term rate of return on asset assumptions.

     The effect of a one-percentage-point change in assumed health care cost trend rates consisted of the following:

                                                           ONE-PERCENTAGE   ONE-PERCENTAGE
                                                           POINT INCREASE   POINT DECREASE
                                                           --------------   --------------
                                                                   (IN THOUSANDS)
Increase (decrease) in total postretirement service and
  interest cost components...............................       $ 30            $ (25)
Increase (decrease) to postretirement benefit
  obligation.............................................       $254            $(217)

     The following table details the components of pension and other postretirement benefit costs.

                                          PENSION BENEFITS
                             ------------------------------------------   OTHER POSTRETIREMENT
                               FOREIGN PLANS           U.S. PLANS         BENEFITS (U.S. PLANS)
                             ------------------   ---------------------   ---------------------
                             2004   2003   2002   2004    2003    2002    2004    2003    2002
                             ----   ----   ----   -----   -----   -----   -----   -----   -----
                                           (IN THOUSANDS)                    (IN THOUSANDS)
Service cost...............  $255   $288   $137   $ 325   $ 285   $ 289   $ 96    $ 67    $ 52
Interest cost..............   643    593    243     526     513     490    106      86      75
Expected return on plan
  assets...................    --     --     --    (623)   (542)   (610)    --      --      --
Other amortization and
  deferral.................    --     --     --     188     204      91     54      31      24
                             ----   ----   ----   -----   -----   -----   ----    ----    ----
                             $898   $881   $380   $ 416   $ 460   $ 260   $256    $184    $151
                             ====   ====   ====   =====   =====   =====   ====    ====    ====

     The Company's pension plan weighted-average asset allocations at December 31, 2004, and 2003, by asset category are as follows:

                                                               % OF PLAN
                                                               ASSETS AT
                                                              DECEMBER 31
                                                              -----------
ASSET CATEGORY                                                2004   2003
--------------                                                ----   ----
Equity securities...........................................   65%    57%
Debt securities.............................................   34%    34%
Short-term investments......................................    1%     9%
                                                              ---    ---
                                                              100%   100%
                                                              ===    ===

     Equity securities include 14,430 shares of Company common stock with a market value of $576,000 (6 percent of total plan assets) at December 31, 2004 and $500,000 (6 percent of total plan assets) at December 31, 2003.

     Short-term investments include contributions to plans of $570,000 in December 2003 that had not yet been invested by the investment manager.

     The Company's investment objective for plan assets includes exceeding the return generated by an unmanaged index composed of the S&P 500 Stock Index and the Lehman Brothers Government/Corporate Bond Index in proportion to the target portfolio, while achieving a rate of return greater than the actuarially assumed interest rate. The targeted asset mix was 60 percent equities and 40 percent fixed income as of December 31, 2004 and 55 percent equities and 45 percent fixed income as of December 31, 2003. The targeted allocation provides reasonable assurance that the investment objectives can be achieved based on historical performance.

                             THOMAS INDUSTRIES INC.

     The Company expects to contribute $670,000 to its pension plans and $100,000 to its postretirement benefit plans in 2005.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                     PENSION BENEFITS                   OTHER
                                               -----------------------------        POSTRETIREMENT
                                               FOREIGN PLANS    U.S. PLANS      BENEFITS (U.S. PLANS)
                                               -------------   -------------   ------------------------
                                                      (IN THOUSANDS)                (IN THOUSANDS)
2005.........................................     $  373          $  486                 $100
2006.........................................        386             479                   99
2007.........................................        394             535                  102
2008.........................................        443             468                  117
2009.........................................        493             464                  103
2010-2014....................................     $3,804          $2,822                 $808

     Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $2,920,000 in 2004, $2,591,000 in 2003 and $1,364,000 in 2002.

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), which introduces a Medicare prescription drug benefit, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit, was enacted. On May 19, 2004, the FASB issued Financial Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", ("FSP 106-2") to discuss certain accounting and disclosure issues raised by the Act. FSP 106-2 addresses accounting for the federal subsidy for the sponsors of single employer defined benefit postretirement healthcare plans and disclosure requirements for plans for which the employer has not yet been able to determine actuarial equivalency. Except for certain nonpublic entities, FSP 106-2 is effective for the first interim or annual period beginning after June 15, 2004 (the quarter ending September 30, 2004 for the Company). We have not yet concluded whether the prescription drug benefits provided under our postretirement plan are actuarially equivalent to the Medicare benefit as necessary to qualify for the subsidy. The reported net periodic benefit costs of our postretirement plan in the accompanying Financial Statements and included in
Note 10 to the Financial Statements do not reflect the effects of the Act. Adoption of FSP 106-2 could require revisions to previously reported information. While we may be eligible for benefits under the Act based on the prescription drug benefits provided in our postretirement plan, we do not believe such benefits will have a material impact on our Financial Statements.

11.  LEASES, COMMITMENTS AND CONTINGENCIES

     Rental expense for building, machinery and equipment was $7,374,000 in 2004, $6,810,000 in 2003, and $3,875,000 in 2002. Future minimum rentals under non-cancelable operating leases are as follows: 2005 -- $5,630,000;
2006 -- $4,481,000; 2007 -- $3,818,000; 2008 -- $3,416,000; 2009 -- $2,429,000;
and thereafter -- $1,647,000.

     The Company had letters of credit outstanding in the amount of $3,080,000 at December 31, 2004.

     On August 13, 2002, a petition was filed in the District Court of Jefferson County, Texas, adding Thomas Industries Inc. as a third party defendant in a lawsuit captioned Hydro Action, Inc. v. Jesse James, individually and d/b/a James Backhoe Service of Dietrich, Illinois, Inc. and Original Septic Solutions, Inc. (the "Third Party Plaintiffs") (the "Original Lawsuit"). The Original Lawsuit alleged that the Company violated the Texas Deceptive Trade Practices Act and breached warranties of merchantability and fitness for a

                             THOMAS INDUSTRIES INC.

particular purpose with respect to pumps sold by the Company and used in septic tanks manufactured or sold by the plaintiffs. The Original Lawsuit was stayed as a result of the bankruptcy filing by Hydro Action, Inc. On October 8, 2003, a lawsuit was filed against the Company, Gig Drewery, Yasunaga Corporation and Aqua-Partners, Ltd. in the District Court of Jefferson County, Texas, making the same allegations set forth in the Original Lawsuit and requesting class-action certification. No class has been certified. The Third Party Plaintiffs are plaintiffs in this action. This complaint has been amended to include approximately 28 plaintiffs. The complaint currently seeks $3 million per plaintiff and punitive and exemplary damages. The total sales by the Company related to these products were approximately $900,000. On September 29, 2004, the case was remanded to state court in Jefferson County and the stay is no longer in place. Although this litigation is in the preliminary stages, the Company believes it has meritorious defenses to the claims and intends to vigorously defend this matter. Litigation is subject to many uncertainties and the Company cannot guarantee the outcome of these proceedings. However, based upon information currently available, the Company does not believe that the outcome of this proceeding will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     In the normal course of business, the Company is a party to other legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the consolidated financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

     The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance.

     The Company is subject to various federal, state and local environmental laws and regulations that require remediation efforts at several locations including both current and former operating facilities. One of the most significant sites is a former manufacturing facility located in Beaver Dam, Kentucky. Since 1992, the Company has been working under an Agreed Order with the Kentucky Natural Resources and Environmental Protection Cabinet to remediate this site. The Company has completed all closure activities and has received approval for implementation of a post-closure plan.

     In 2004, a letter was received from the Wisconsin Department of Natural Resources (WDNR) indicating that the Company was solely responsible for remediation of a former manufacturing facility located in Fort Atkinson, Wisconsin, which was sold by the Company in 1985. In response to WDNR's demand, the Company engaged a consultant to perform an initial hydrogeologic site investigation. This initial site investigation found elevated levels of volatile organic compounds including tetrachlorothene and its daughter products. The site investigation will be expanded to determine the extent of the contamination and to develop a remediation work plan. The Company provided a reserve of $900,000 in the third quarter and an additional $200,000 in the fourth quarter of 2004 for anticipated future costs associated with remediation of this site.

     The Company's policy is to provide for environmental reserves on a discounted basis, when appropriate. Environmental reserves are subject to numerous inherent uncertainties that affect the ability to estimate future costs of required remediation efforts. Such uncertainties involve the nature and extent of contamination, the extent of required cleanup efforts under existing environmental regulations, widely varying costs of alternate cleanup methods, changes in environmental regulations, the potential effect of continuing improvements in remediation technology and the financial strength of other potentially responsible parties at multiparty sites. Reserves are reviewed for adequacy on a quarterly basis and adjusted, if necessary, as environmental assessment and remediation efforts proceed.

                             THOMAS INDUSTRIES INC.

     Changes in the Company's environmental reserve at December 31, 2004 and 2003 is as follows (in thousands):

                                                              FOR THE TWELVE
                                                               MONTHS ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               2004     2003
                                                              ------   ------
Balance at beginning of period..............................  $1,321   $1,350
Environmental accruals......................................   1,100      315
Expenditures................................................    (239)    (344)
                                                              ------   ------
Balance at end of period....................................  $2,182   $1,321
                                                              ======   ======

     Related to the $2,182,000 reserve at December 31, 2004, approximately $1,276,000 of this amount was determined on a discounted basis using a 4.9% discount rate. The $1,276,000 discounted amount is $1,977,000 on an undiscounted basis. No recoveries are expected or assumed. Expected payments of the $1,977,000 are as follows:

2005........................................................   $  163,000
2006........................................................      154,000
2007........................................................      162,000
2008........................................................      137,000
2009........................................................       78,000
Thereafter..................................................    1,283,000
                                                               ----------
  Total.....................................................   $1,977,000
                                                               ==========

12.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     A summary of accrued expenses and other current liabilities follows:

                                                               2004      2003
                                                              -------   -------
                                                               (IN THOUSANDS)
Accrued wages, taxes and withholdings.......................  $14,314   $10,875
Accrued insurance...........................................    1,680     1,878
Accrued interest............................................        3       769
Accrued warranty expense....................................    5,338     5,382
Other current liabilities...................................   12,869    11,615
                                                              -------   -------
Total accrued expenses and other current liabilities........  $34,204   $30,519
                                                              =======   =======

13.  INDUSTRY SEGMENT INFORMATION

     Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief decision maker or group in deciding how to allocate resources and assessing performance.

     The Company has historically been organized into two business segments, the Pump and Compressor Segment and Lighting Segment through its 32% interest in GTG. The segments have been managed separately based on the fundamental differences in their respective operations. The Pump and Compressor Segment designs, manufacturers, and sells pumps and compressors for use in global original equipment manufacturing applications as well as construction equipment, systems and laboratory equipment. The

                             THOMAS INDUSTRIES INC.

Lighting Segment designs, manufactures, markets and sells lighting products principally in North America for commercial, industrial and residential applications. See Note 4 which describes in further detail the sale of the Company's interest in GTG.

     Industry segment information follows:

                                                           2004        2003       2002
                                                         ---------   --------   --------
                                                                 (IN THOUSANDS)
SALES AND OPERATING REVENUES
  Pump and Compressor(1)...............................
     Total net sales including inter-area sales........  $462,151    $420,473   $266,285
     Inter-area sales(2)...............................   (52,037)    (43,699)   (25,683)
                                                         --------    --------   --------
     Net sales to unaffiliated customers...............  $410,114    $376,774   $240,602
                                                         ========    ========   ========
OPERATING INCOME (LOSS)
  Pump and Compressor(1)...............................  $ 40,936    $ 36,742   $ 31,675
  Lighting (GTG)(3)....................................    18,608      32,138     28,804
  Gain on Sale of GTG(3)...............................   160,410          --         --
  Corporate............................................   (11,204)     (8,743)    (5,966)
                                                         --------    --------   --------
                                                         $208,750    $ 60,137   $ 54,513
                                                         ========    ========   ========
ASSETS
  Pump and Compressor(1)...............................  $382,102    $344,384   $287,167
  Lighting (GTG)(3)....................................        --     214,405    188,810
  Corporate............................................   239,834      14,345     15,039
                                                         --------    --------   --------
                                                         $621,936    $573,134   $491,016
                                                         ========    ========   ========
INVESTMENT IN EQUITY AFFILIATES
  Lighting (GTG)(3)....................................        --    $214,405   $188,810
                                                         ========    ========   ========
EXPENSES NOT AFFECTING CASH
Depreciation and amortization
  Pump and Compressor(1)...............................  $ 16,200    $ 15,072   $ 10,312
  Corporate............................................       140         135        156
                                                         --------    --------   --------
                                                         $ 16,340    $ 15,207   $ 10,468
                                                         ========    ========   ========
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
  Pump and Compressor(1)...............................  $ 16,303    $ 19,805   $  8,208
  Corporate............................................       100         303        150
                                                         --------    --------   --------
                                                         $ 16,403    $ 20,108   $  8,358
                                                         ========    ========   ========

---------------

(1) Includes Rietschle after the August 29, 2002 acquisition date.

(2) Inter-area sales represent intercompany sales between geographic regions (North America, Europe and Asia Pacific).

(3) The Company sold its joint venture interest in Lighting (GTG) on July 31, 2004.

                             THOMAS INDUSTRIES INC.

     Intra-area sales, which represent intercompany sales between locations within a geographic region, have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

     Information by geographic area follows:

                                                         2004       2003       2002
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
REVENUES(1)(2)
Total net sales including inter-area sales
  United States......................................  $171,063   $165,899   $144,481
  Germany............................................   209,720    180,568     85,227
  Other Europe.......................................    84,381     75,194     28,588
  Asia Pacific.......................................    40,034     34,512     18,568
                                                       --------   --------   --------
                                                       $505,198   $456,173   $276,864
                                                       ========   ========   ========
Inter-area sales(3)
  United States......................................  $(14,829)  $(12,712)  $(13,139)
  Germany............................................   (78,660)   (62,243)   (21,969)
  Other Europe.......................................    (1,451)    (4,262)    (1,135)
  Asia Pacific.......................................      (144)      (182)       (19)
                                                       --------   --------   --------
                                                       $(95,084)  $(79,399)  $(36,262)
                                                       ========   ========   ========
Net sales to unaffiliated customers
  United States......................................  $156,234   $153,187   $131,342
  Germany............................................   131,060    118,325     63,258
  Other Europe.......................................    82,930     70,932     27,453
  Asia Pacific.......................................    39,890     34,330     18,549
                                                       --------   --------   --------
                                                       $410,114   $376,774   $240,602
                                                       ========   ========   ========
PROPERTY, PLANT AND EQUIPMENT
  United States......................................    29,219   $ 31,673   $ 32,069
  Germany............................................    65,329     64,859     48,061
  Other Europe.......................................    17,564     10,864     10,840
  Asia Pacific.......................................     2,756        954        621
                                                       --------   --------   --------
                                                       $114,868   $108,350   $ 91,591
                                                       ========   ========   ========

---------------

(1) Revenues are attributed to geographic areas based on the location of the selling entity.

(2) Includes Rietschle after the August 29, 2002 acquisition date.

(3) Inter-area sales represent intercompany sales between countries/geographic areas (United States, Germany, other Europe, and Asia Pacific).

     Intra-area sales, which represent intercompany sales between locations within a country/geographic area, have been eliminated from the above tabulation.

                             THOMAS INDUSTRIES INC.

     Net exposed assets, which represents assets less liabilities for geographic operations outside of North America that are exposed to foreign currency risk, at December 31, 2004 are $239,065,000 and $19,416,000 for Europe and Asia Pacific, respectively.

14.  CURRENCY RISK MANAGEMENT

     The Company conducts business in several major international currencies (primarily the European Euro, British Pound, Japanese Yen, Swiss Franc, and Australian Dollar) and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Company enters into contracts that change in value as foreign exchange rates change to protect the value of anticipated foreign currency revenues and expenses. The gains and losses on these contracts offset changes in the value of the underlying transactions as they occur. The Euro is the only currency hedged.

     At December 31, 2004, the Company held forward contracts expiring through December 2005 to hedge probable, but not firmly committed, intercompany inventory purchases. These hedging contracts are classified as cash flow hedges and accordingly, are adjusted to current market values through other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amounts of the underlying transactions in the period in which these transactions are recognized.

     At December 31, 2004, the foreign currency forward contracts had a notional amount of Euro 6,000,000 and a fair value of approximately $657,700. The fair value of the foreign currency forward contracts, which represents an asset, is included in other current assets. The amount of the pre-tax net gain deferred through other comprehensive income as of December 31, 2004 was approximately $631,900. There was $25,800 of gain recognized in fiscal 2004. There was no gain or loss recognized during 2003.

15.  RELATED PARTY TRANSACTIONS

     The Company had an accounts receivable of approximately $500,000 as of December 31, 2004 and $900,000 as of December 31, 2003, from Werner Rietschle Holding GmbH, a shareholder and the entity which sold the Company assets in the Rietschle transaction. This amount primarily related to taxes paid by the Company on behalf of Werner Rietschle Holding GmbH. Dieter Rietschle, who is the Company's general manager of its TIWR Holding GmbH & Co. KG subsidiary and a former director, has a 49% ownership and 51% voting control of Werner Rietschle Holding GmbH. The $500,000 amount as of December 31, 2004 was subsequently collected in 2005.

16.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Unaudited quarterly results of operations follow:

                              NET SALES           GROSS PROFIT           NET INCOME
                         -------------------   -------------------   ------------------
                           2004       2003       2004       2003       2004      2003
                         --------   --------   --------   --------   --------   -------
                                       (IN THOUSANDS, EXCEPT SHARE DATA)
1st Qtr. ..............  $109,518   $ 92,346   $ 38,383   $ 33,115   $ 10,650   $ 8,806
2nd Qtr. ..............   102,656     95,810     37,563     33,760      9,805     9,432
3rd Qtr. ..............    97,697     88,985     35,433     29,513     90,268(1)  10,583
4th Qtr. ..............   100,243     99,633     36,081     33,554      3,431     8,493
                         --------   --------   --------   --------   --------   -------
                         $410,114   $376,774   $147,460   $129,942   $114,154   $37,314
                         ========   ========   ========   ========   ========   =======

                             THOMAS INDUSTRIES INC.

                                                           BASIC NET      DILUTED NET
                                                          INCOME PER      INCOME PER
                                                             SHARE           SHARE
                                                         -------------   -------------
                                                         2004    2003    2004    2003
                                                         -----   -----   -----   -----
1st Qtr. ..............................................  $0.61   $0.51   $0.60   $0.50
2nd Qtr. ..............................................   0.56    0.55    0.55    0.54
3rd Qtr. ..............................................   5.16(1)  0.61   5.07(1)  0.60
4th Qtr. ..............................................   0.19    0.49    0.19    0.48
                                                         -----   -----   -----   -----
                                                         $6.53   $2.17   $6.44   $2.12
                                                         =====   =====   =====   =====

---------------

(1) Includes a gain of $84,135,000 (pre-tax gain of $160,410,000) from the sale of the Company's joint venture interest in GTG. Net income per share related to this gain was $4.81 (basic) and $4.74 (diluted).

17.  SUBSEQUENT EVENT

     On January 10, 2005 the Company acquired certain assets of the side channel blower business of Ruey Chaang Electric Co, Ltd. of Taipei, Taiwan for approximately $12 million. A partial payment of $8.4 million in cash was paid in January 2005, with the balance payable in the third quarter of 2005.

                                      LOGO

                                  $250,000,000
                              GARDNER DENVER, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

                    ----------------------------------------

     This prospectus describes securities which we may offer and sell at various times. A more detailed description of the securities is contained in this prospectus under "Description of Debt Securities," "Description of our Capital Stock," and "Description of Warrants and Warrant Units."

      -- The securities may be our senior and senior subordinated debt securities, shares of our preferred or common stock or warrants or warrant units.

      -- The securities to be issued under this prospectus may be offered as separate series or issuances at an aggregate initial public offering price not to exceed $250,000,000 (or the equivalent amount in other currencies).

     We will determine the terms of each series of securities (including, as applicable, the specific designation, aggregate principal amount, interest rates, dividend rates, maturity, redemption provisions, ranking and other terms) at the time of sale, and we will describe those terms in a prospectus supplement which we will deliver together with this prospectus at the time of the sale.

     Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol "GDI." Each prospectus supplement offering any other securities will state whether those securities are listed or will be listed on any national securities exchange.

     We may offer the securities in amounts, at prices and on terms determined at the time of the offering. We may sell securities directly to you or through underwriters, dealers or agents. More information about the way we will distribute the securities is under the heading "Plan of Distribution." Information about the underwriters, dealers or agents who will participate in any particular sale of securities will be in the prospectus supplement relating to that series of securities.

     INVESTING IN THE SECURITIES INVOLVES RISKS. BEFORE PURCHASING THE SECURITIES, SEE THE INFORMATION UNDER "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT PROVIDED IN CONNECTION WITH THE OFFER AND SALE OF ANY SECURITIES.

                    ----------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    ----------------------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 9, 2005.

     We have not authorized anyone to give any information or to make any representations concerning the offering of the securities except that which is in this prospectus or in the prospectus supplement which is delivered with this prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities which are referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

                               TABLE OF CONTENTS

Where You Can
  Find More
 Information...    i
Forward-Looking
  Statements...   ii
Information
  About Gardner
  Denver.......    1
Use of
  Proceeds.....    2
Ratio of
  Earnings to
  Fixed
  Charges......    2
Description of
  Debt
  Securities...    3
Description of
  our Capital
  Stock........   10
Description of
  Warrants and
  Warrant
  Units........   15
Plan of
Distribution...   15
Legal
  Opinion......   16
Experts........   16

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     This prospectus is part of a registration statement we filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 001-13215) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those made pursuant to Item 9 or Item 12 of Form 8-K or other information "furnished" to the SEC) after January 31, 2005, the date we first filed the registration statement to which this prospectus relates, until we sell all of the securities:

      --    Our Annual Report on Form 10-K for the year ended December 31, 2003.

      -- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004.

      -- Our Current Reports on Form 8-K dated January 13, March 11, March 24, September 2, October 28 and November 17, 2004 and January 21, 2005.

      -- The description of our preferred stock purchase rights contained in our registration statement on Form 8-A/A1 dated August 25, 1997 and in our Current Report on Form 8-K dated January 21, 2005.

      -- The description of our common stock contained in our registration statement on Form 8-A dated July 25, 1997.

     You may receive a copy of any of these filings, at no cost, by writing or calling the Investor Relations Department, Gardner Denver, Inc., 1800 Gardner Expressway, Quincy, Illinois 62301, telephone 217-222-5400. You can also find information about the Company at our Internet website at http://www.gardnerdenver.com.

     We have filed with the SEC a registration statement to register the securities under the Securities Act of 1933. This prospectus omits certain information contained in the registration statement, as permitted by SEC rules. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

                           FORWARD-LOOKING STATEMENTS

     Certain statements that we include in a prospectus supplement, as well as certain information incorporated by reference which is referred to under the heading "Where You Can Find More Information," constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and are made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature and are subject to uncertainties. Our Quarterly Report for the quarter ended September 30, 2004, which is incorporated herein by reference, describes certain factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements.

                        INFORMATION ABOUT GARDNER DENVER

     We believe we are one of the leading designers, manufacturers and marketers of engineered stationary air compressors, liquid ring pumps and blowers for various industrial and transportation applications and of pumps used in the petroleum and industrial markets and other fluid transfer equipment serving chemical, petroleum and food industries. In 2003, we had revenues of approximately $440 million, of which approximately 84% were derived from sales of compressed air products while approximately 16% were from sales of pump products.

     Approximately 58% of our total revenues in 2003 were derived from sales in the United States and approximately 42% were from sales to customers in various countries outside the United States. Of the total non-U.S. sales, approximately 52% were to Europe, 22% to Asia, 15% to Canada, 9% to Latin America and 2% to other regions. Since 1996, we have completed 17 acquisitions, growing our revenues from approximately $176 million, at the time of our spin-off from Cooper Industries, Inc., to $440 million in 2003. Of the 17 acquisitions, the two largest were completed in 2004 with the acquisition of Syltone plc ("Syltone") and nash-elmo Holdings, LLC ("Nash Elmo") in January and September of 2004, respectively. Revenues in 2003, on an unaudited pro-forma basis, as if the acquisitions of both Syltone and Nash Elmo had each occurred on January 1, 2003, would have been $783 million.

     Syltone is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to our product line. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars.

     Nash Elmo is a leading global manufacturer of industrial vacuum pumps and side channel blowers serving the worldwide industrial vacuum equipment market. Prior to the acquisition, Nash Elmo was primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Compressor and Vacuum Products segment's existing product portfolio.

     Subsequent to the acquisition of Nash Elmo and Syltone, the Company continues to be organized based upon the products and services it offers and has four operating divisions: Compressor, Blower, Liquid Ring Pump and Fluid Transfer. These divisions comprise two reportable segments, Compressor and Vacuum Products (formerly Compressed Air Products) and Fluid Transfer Products. The Compressor, Blower (which now includes the Syltone transportation-related activities and Nash Elmo's side channel blower business) and Liquid Ring Pump (consisting of Nash Elmo's liquid ring pump business) Divisions are aggregated into one reportable segment (Compressor and Vacuum Products). During the third quarter of 2004, the Company's former Pump and Fluid Transfer (which consisted of the Syltone fluid transfer-related activities) Divisions were combined into one division, Fluid Transfer. These two divisions were previously aggregated into one reportable segment (Fluid Transfer Products) primarily due to the same factors as noted above, and thus, there has been no change to the Fluid Transfer Products segment.

     Through our Compressor and Vacuum Products segment, we design, manufacture, market and service rotary screw, reciprocating, sliding vane and centrifugal compressors, positive displacement, centrifugal and side channel blowers, liquid ring pumps and engineered systems utilizing these products. Stationary air compressors are used in manufacturing, process applications and materials handling, and to power air tools and equipment. Blowers are used primarily in pneumatic conveying, wastewater aeration, numerous applications in industrial manufacturing and engineered vacuum systems. Liquid ring pumps are used in many different vacuum applications and engineered systems, such as water removal, distilling, reacting, efficiency improvement, lifting and handling, and filtering, principally in the pulp and paper, industrial manufacturing, chemical and power industries.

     Through our Fluid Transfer Products segment we design, manufacture, market and service a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance and other fluid transfer equipment serving chemical, petroleum, and food industries.

     With the acquisition of Syltone and Nash Elmo in 2004, we now have 30 manufacturing facilities throughout the world that use advanced manufacturing, quality assurance and testing equipment geared to specific products being manufactured. Most of the facilities use computer aided numerical control tools and manufacturing techniques that concentrate the equipment necessary to produce similar products in one area of the plant (cell manufacturing).

     We sell our products through independent distributors and sales representatives and directly to original equipment manufacturers (OEMs), engineering firms and end users. A direct sales force is used to service OEM and engineering firm accounts because these typically require more technical assistance, shipment scheduling and product service.

     Our executive offices are located at 1800 Gardner Expressway, Quincy, Illinois 62301 and our telephone number is 217-222-5400.

     You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                USE OF PROCEEDS

     Except as we may indicate otherwise in the prospectus supplement which accompanies this prospectus, we intend to use the proceeds of the securities for acquisitions, capital expenditures, repayment of borrowings, working capital and other general corporate purposes. Before we use the proceeds for these purposes, we may invest them in short-term investments. If we decide to use the proceeds from a particular offering of securities for a specific purpose, we will describe that purpose in the related prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of our earnings to fixed charges for the periods indicated. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

                                          FOR THE NINE
                                          MONTHS ENDED
                                         SEPTEMBER 30,             FOR THE YEAR ENDED MONTHS ENDED
                                         --------------      --------------------------------------------
                                         2004      2003      2003      2002      2001      2000      1999
                                         --------------      --------------------------------------------
Ratio of earnings to fixed charges...    5.7       5.8       6.0       4.9       5.5       4.5       5.3

                         DESCRIPTION OF DEBT SECURITIES

     This section describes some of the general terms of the debt securities. The prospectus supplement describes the particular terms of any debt securities we are offering. The prospectus supplement also indicates the extent, if any, to which these general provisions may not apply to the debt securities being offered. The debt securities will be either senior debt securities or senior subordinated debt securities. If you would like more information on these provisions, you may review the Indentures which appear as exhibits to the registration statement we have filed with the SEC. See "Where You Can Find More Information."

     We will issue the senior debt securities and the senior subordinated debt under two separate indentures between us and The Bank of New York Trust Company, NA, formerly known as BNY Midwest Trust Company, as trustee. We are summarizing certain important provisions of the debt securities and these indentures. This is not a complete description of the important terms. You should refer to the specific terms of each indenture for a complete statement of the terms of the indentures and the debt securities issuable thereunder. When we use capitalized terms which we do not define here, those terms have the meanings given in the indentures. Unless otherwise indicated, when we use references to Sections, we mean Sections in both of the indentures.

GENERAL

     The indentures do not limit the amount of debt securities that we may issue under the indentures, nor do they limit other debt that we may issue. The debt securities will be our unsecured general obligations. The senior debt securities will rank pari passu with all of our other unsecured and unsubordinated obligations. The senior subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other indebtedness to the extent described in the related prospectus supplement. None of our subsidiaries will have any obligation to guarantee or otherwise pay amounts due under the securities. We may issue senior debt securities and senior subordinated debt securities at various times in different series, each of which may have different terms. If we so indicate in the prospectus supplement for any series, we may treat a subsequent offering of debt securities as a part of the same series as that series.

     The prospectus supplement relating to the particular series of debt securities we are offering includes the following information concerning those debt securities:

      --    The title of the debt securities.

      -- The total principal amount of the series of debt securities, and whether we may treat a subsequent offering of debt securities as a part of the same series as that series.

      -- Whether the debt securities are senior debt securities or senior subordinated debt securities and the terms of subordination, if applicable.

      -- The date on which the principal and interest will be paid, any rights we may have to extend the maturity of the debt securities and any rights the holders may have to require payment of the debt securities at any time.

      -- The interest rate on the debt securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the prospectus supplement, and the interest rate may be subject to adjustment.

      -- The date or dates from which interest will accrete or accrue, the dates on which we will pay interest on the debt securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

      -- Where payments on the debt securities will be made, if it is other than the office mentioned under "Payments on Debt Securities; Transfers" below.

      -- If applicable, the prices at which we may redeem all or a part of the debt securities and the time periods during which we may make the redemptions at our option or at your option. The redemptions may be made under a sinking fund or otherwise.

      -- Any obligation we may have to redeem, purchase or repay any of the debt securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

      -- The terms, if any, on which the debt securities may be convertible into or exchangeable for common stock or other of our securities. Such conversion may be mandatory, at the option of the holder, or at our option, and the number any type of our securities to be received by the holders on such conversion may be subject to adjustment.

      -- Any additional or different events of default or covenants that will apply to the debt securities.

      -- The amounts we would be required to pay if the maturity of the debt securities is accelerated, if it is less than the principal amount.

      -- If we will make payments on the debt securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

      -- If applicable, the terms under which we or a holder may elect that payments on the debt securities be made in a currency other than U.S. dollars.

      -- If amounts payable on the debt securities may be determined by a currency or other index, information on how the payments will be determined.

      -- The amount of discount or premium with which such debt securities will be issued.

      --    Any other special terms that may apply to the debt securities.

PAYMENTS ON DEBT SECURITIES; TRANSFERS

     We will make payments on the debt securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under "Book-Entry Debt Securities" below, the Depository Trust Company or its nominee will be the initial registered holder unless the prospectus supplement provides otherwise.

     Unless we indicate otherwise in the prospectus supplement, we will make payments on the debt securities at the trustee's office, which is now located at 2 North LaSalle Street, Suite 1020, Chicago, Illinois. Transfers of debt securities can be made at the same offices.

FORM AND DENOMINATIONS

     Unless we otherwise indicate in the prospectus supplement:

      -- We will issue the debt securities of each series only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

      -- We will not charge any fee to register any transfer or exchange of the debt securities, except for taxes or other governmental charges, if any.

CERTAIN RESTRICTIONS

  Creation of Secured Indebtedness

     Under the senior indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any Principal Plants (defined below) or on any of our Restricted Subsidiaries' capital stock, unless we also provide equal and ratable security for the senior debt securities. A "Restricted Subsidiary" is a subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A "Principal Plant" is any of our production facilities, but does not include a facility which our board of directors determines shall not be treated as a Principal Plant, as long as all such plants which are determined not to be Principal Plants, taken together, are not of material importance to our and our subsidiaries total business. Our board of directors may change any such designation of a facility as a Principal Plant or as excluded from the category of Principal Plant at varying times, subject to the limit described in the preceding sentence.

     The restriction described in the preceding paragraph does not apply to:

      -- purchase money liens, including liens for indebtedness incurred in connection with the acquisition or construction of a Principal Plant (so long as we incur the indebtedness within 180 days after the acquisition or completion of construction of such Principal Plant),

      --    liens existing on property when we acquire it,

      -- liens on property of a Restricted Subsidiary when it becomes a Restricted Subsidiary,

      -- liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 180 days after completion of the development or construction,

      -- liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

      -- liens securing indebtedness to us or a wholly-owned Restricted Subsidiary by a Restricted Subsidiary,

      --    liens existing at the date of the senior indenture,

      -- liens on property of a corporation existing at the time such corporation is merged with or consolidated with us or a Restricted Subsidiary, or at the time we or a Restricted Subsidiary acquires all or substantially all of the properties of such corporation,

      -- liens in favor of the United States government or any U.S. state government incurred in connection with financing the acquisition or construction of properties pursuant to a statute or a contract with any such governmental body, or

      --    extensions, renewals or replacements of the liens referred to above.

     There is an additional exception described below under "Basket Amount."

  Sale-Leaseback Financings

     Under the senior indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by us to a Restricted Subsidiary or a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, unless:

      -- the net proceeds of the sale are at least equal to the fair market value of the property, and

      -- within 180 days of the transfer we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale.

     There is an additional exception described below under "Basket Amount."

  Basket Amount

     In addition to the exceptions described above under "Creation of Secured Indebtedness" and "Sale-Leaseback Financings," the senior indenture allows additional secured indebtedness and additional sale-leaseback financings as long as the total of the additional indebtedness and the fair market value of the property transferred in the additional sale-leaseback financings when added to the permitted Funded Debt described below, does not exceed 10% of our consolidated total assets.

  Limitation on Funded Debt of Restricted Subsidiaries

     Under the senior indenture, we may not permit any Restricted Subsidiary to create, assume or incur any Funded Debt other than:

      -- Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under "Creation of Secured Indebtedness,"

      --    Funded Debt owed to us or any wholly-owned Restricted Subsidiary,

      -- Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

      -- Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary which are not available directly to us, or not available on as favorable terms,

      --    guarantees existing at the date of the senior indenture, and

      -- other Funded Debt which, when added to outstanding secured debt and sale-leaseback financings permitted under the provision described under "Basket Amount" above, does not exceed 10% of our consolidated total assets.

     "Funded Debt" means indebtedness for money borrowed and indebtedness represented by notes, debentures and other similar evidences of indebtedness, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at our option, subject only to conditions which we are then capable of fulfilling, and guarantees of similar indebtedness of others, except that Funded Debt does not include:

      --    Any indebtedness of a person held in treasury by that person; or

      -- Any indebtedness with respect to which sufficient money has been deposited or set aside in trust to pay the indebtedness; or

      -- Certain contingent obligations in respect of indebtedness of other persons, such as keep-well, maintenance of working capital or earnings or similar agreements.

  Merger

     We may not consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety unless certain conditions are met, including the assumption of the securities by any successor corporation.

MODIFICATION OR AMENDMENT OF THE INDENTURE

     We may modify and amend either indenture if the holders of a majority in principal amount of the applicable outstanding debt securities give their consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any debt security, change the maturity date or dates of principal, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the indenture, without the consent of each holder of such outstanding debt securities affected by the supplemental indenture.

     We and the Trustee may amend an indenture without the holders' consent for certain specified purposes, including any change which is not otherwise inconsistent with the indenture and which does not materially adversely affect the holders' interests.

DEFEASANCE

     The indentures include provisions allowing defeasance of the debt securities of any series. In order to defease debt securities, we would deposit with the trustee or another trustee money or securities which are direct obligations of or guaranteed by the United States of America sufficient to make all payments on those debt securities. If we make a defeasance deposit with respect to your debt securities, we may elect either:

      -- to be discharged from all our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

      -- to be released from the restrictions described above relating to liens, sale-leaseback transactions, Funded Debt of Restricted Subsidiaries and certain other restrictions and obligations contained in the indentures (specifically not including, however, our obligation to pay the principal of or interest on any debt securities).

     To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the debt securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     An event of default in respect of any series of debt securities means:

      --    default for 30 days in any payment of interest;

      --    default in payment of principal or premium when due;

      -- default in payment of any sinking fund amount in accordance with the terms of such debt security;

      -- default in performance of or breach of any covenant in the indenture which applies to the series which continues for 60 days after notice to us by the Trustee or by the holders of 25% in principal amount of the outstanding debt securities of the affected series;

      -- default in our payment of indebtedness which we have incurred or guaranteed exceeding $30 million or acceleration of the maturity such indebtedness exceeding $30 million;

      --    certain events of bankruptcy, insolvency and reorganization; and

      -- any other events which are designated as Events of Default in respect of that series.

     If an event of default occurs and is continuing (other than with respect to certain events of bankruptcy, insolvency or similar Event of Default) in respect of one or more series of debt securities, either the Trustee or the holders of 25% in principal amount of the outstanding debt securities of those series may declare the principal of and accrued interest, if any, on all securities of those series to be due and payable. If a bankruptcy, insolvency or similar Event of Default occurs with respect to us, all outstanding debt securities will be due and payable without notice or any other action on the part of the trustee or any holder.

     Within 60 days after a default in respect of any series of debt securities, the Trustee must give to the holders of the debt securities of that series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term "default" means, for this purpose, the occurrence of any event that, upon notice or lapse of time, would be an Event of Default.

     Before the Trustee is required to exercise rights under the indentures at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care.

     Subject to the Trustee's duty during a default to act with the required standard of care, the Trustee has the right to be indemnified by the holders of debt securities issued under the indentures before proceeding to exercise any right or power under the indenture at the request of the holders. The holders of a majority in principal amount of the outstanding securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series.

     The holders of a majority in principal amount of the outstanding securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all that securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any security. The holders of a majority in principal amount of outstanding securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the indenture. We will furnish to the Trustee, annually, a statement as to the fulfillment by us of our obligations under the indentures.

REGARDING THE TRUSTEE

     The Bank of New York Trust Company, NA, formerly known as BNY Midwest Trust Company, is the Trustee under both of the indentures. Its affiliate, The Bank of New York, is a party to our credit agreement under which it has committed to lend us up to $20 million, and it may provide other banking services to us.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the internal laws of the State of New York.

BOOK-ENTRY DEBT SECURITIES

     The prospectus supplement will indicate whether we are issuing the related debt securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with the Depository Trust Company, New York, New York, and will evidence all of the debt securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who own the debt securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of debt securities under the applicable Indenture.

     We will make payments on each series of book-entry debt securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither we nor the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

     DTC has informed us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

     A global security representing a series will be exchanged for certificated debt securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we don't appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue debt securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for debt securities of the series equal in principal amount to that beneficial interest and to have those debt securities registered in its name. We would issue the certificates for the debt securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.0l per share, of which we have designated 500,000 shares as Series A Junior Participating Preferred Stock in connection with our shareholder rights plan discussed below. See "Amended and Restated Rights Agreement -- Series A Junior Participating Preferred Stock." As of January 21, 2005, there were 19,954,832 shares of common stock outstanding, and no shares of preferred stock were outstanding.

     The following summary is not complete and is qualified by reference to the applicable provisions of Delaware law and our certificate of incorporation, by-laws and the amended and restated rights agreement dated as of January 17, 2005, between Gardner Denver, Inc. and National City Bank, as rights agent. This is not a complete description of the important terms of Delaware law, our certificate of incorporation, by-laws or the rights agreement. If you would like more information on the provisions of our certificate of incorporation, by-laws or the rights agreement, you may review our certificate of incorporation, our by-laws and our rights agreement, each of which is incorporated by reference as an exhibit to the registration statement we have filed with the SEC. See "Where You Can Find More Information."

COMMON STOCK

     The holders of our common stock are entitled to one vote for each share they own on all matters voted on by our stockholders. The common stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors, the holders of common stock will be entitled to such dividends as may be declared by our Board, and upon liquidation will be entitled to receive their pro rata portion of our assets available for distribution to the holders of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. The transfer agent and registrar for our common stock is National City Bank.

PREFERRED STOCK

     Our board of directors has the authority to issue the preferred stock in one or more series and to fix certain of the rights, preferences, privileges and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether such dividends shall be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights. In connection with the adoption of a shareholder rights plan, we have designated 500,000 shares of preferred stock as Series A Junior Participating Preferred Stock. See "Amended and Restated Rights Agreement -- Series A Junior Participating Preferred Stock." The prospectus supplement will describe the specific terms of any preferred stock we are offering.

CERTAIN PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

  General.

     Delaware law, our certificate of incorporation and our by-laws contain provisions that could make it more difficult for someone to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

  Classified Board of Directors; Removal of Directors.

     Our by-laws provide that we shall have at least three and not more than nine directors, with the exact numbers of directors to be determined from time to time by a majority of our entire board of directors. We now have eight directors. The directors are divided into three classes, as nearly equal in number as is possible, serving staggered three-year terms. With a classified board of directors, at least two annual meetings of stockholders, instead of one, is generally required to effect a change in a majority of the Board's members. As a result, the classification of the Board may discourage proxy contests for the election of directors, unsolicited tender offers or purchases of a substantial block of the common stock because it could prevent an acquiror from obtaining control of the board of directors in a relatively short period of time. In addition, pursuant to Delaware law and our certificate of incorporation, a director or the entire board of directors may be removed only for cause and only by the affirmative vote of holders of at least a majority of the outstanding shares of common stock entitled to vote. As a result, a classified board of directors delays stockholders who disagree with the policies of the board of directors from replacing directors, unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote.

  Filling Vacancies on the Board.

     Our by-laws provide that, subject to the rights of holders of any shares of preferred stock, vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the Board could temporarily prevent any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

  No Stockholder Action by Written Consent; Special Meetings.

     Stockholder action can be taken only at an annual or special meeting of stockholders. Stockholder action by written consent in lieu of a meeting is prohibited. The special meetings of stockholders may be called only by the President or Secretary upon the request of a majority of the entire board of directors or upon the request, in writing, of stockholders owning a majority of the issued capital stock entitled to vote at such meeting. Business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting. The provision prohibiting stockholder action by written consent may delay consideration of a stockholder proposal until the next annual meeting (unless a special meeting is called). These provisions prevent the holders of a majority of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors from using the written consent procedure to take stockholder action and from taking action by consent without giving all the stockholders entitled to vote on a proposed action the opportunity to participate.

  Advance Notice Provisions for Stockholder Nominations and Stockholder
  Proposals.

     Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for directors and with regard to business to be brought before an annual or special meeting of stockholders. The nomination procedure provides that, subject to any rights of holders of preferred stock, only persons who are nominated by or at the direction of the board of directors or by a stockholder who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected will be eligible for election as directors. The business procedure provides that at an annual or special meeting only such business may be conducted as has been specified in the notice of meeting, brought before the meeting by or at the direction of the board of directors or by a stockholder who has given timely written notice to our Secretary of such stockholder's intention to bring such business before the meeting. If the officer presiding at a meeting determines that a person was not nominated in accordance with the nomination procedure, the nomination shall be disregarded. If the presiding officer determines that business was not brought before the meeting in accordance with the business procedure, the business will not be transacted. Although the by-laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

  Delaware Anti-Takeover Law.

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless:

      -- prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      -- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

      -- on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  Amendment of Certain Certificate of Incorporation and By-Law Provisions.

     Under Delaware law, stockholders have the right to adopt, amend or repeal the by-laws of a corporation. In addition, if the certificate of incorporation so provides, the by-laws may be amended by the board of directors. Our certificate of incorporation provides that our by-laws may be amended by the affirmative vote of the majority of the board of directors.

     The by-laws provide that the stockholders may amend the by-laws by an affirmative vote of the majority entitled to vote, provided, however, the affirmative vote of the holders of at least 80% of our outstanding shares entitled to vote is required to amend provisions relating to special meetings, number, election and term of the board of directors, and amending the by-laws. Provisions set forth in our certificate of incorporation relating to the removal of directors and the prohibition of stockholder action without a meeting may be amended only by the affirmative vote of the holders of at least 80% of our outstanding shares.

AMENDED AND RESTATED RIGHTS AGREEMENT

     Under our stockholder rights plan, we authorized the issuance of one preferred stock purchase right for each outstanding share of common stock. The amended and restated rights agreement between the Company and National City Bank, as rights agent, contains the terms of the stockholder rights plan. The summary description of the rights agreement and the Series A Junior Preferred Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the rights agreement and the certificate of designation for the Series A Junior Preferred Stock, which are incorporated by reference into this registration statement.

  Exercisability of Rights.

     Under the rights agreement, each share of our common stock carries with it an associated right. When exercisable, each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0l, at a purchase price of $145 per one-one hundredth of a share, subject to certain adjustments. For a description of the terms of the Series A Junior Participating Preferred Stock. See
"-- Series A Junior Participating Preferred Stock."

     The rights will not become exercisable until the earlier of: (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the board of directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock (the "Tender Offer Date") (the earlier of the dates described in (i) and (ii) is referred to as a "Distribution Date"). The rights will expire at the close of business on January 31, 2015, unless earlier redeemed by us as described below.

     Until a right is exercised, the holder of the right will have no rights as a stockholder, including the right to vote or to receive dividends.

  "Flip In" Feature.

     In the event (i) we are the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and our common stock remains outstanding and unchanged, (ii) any person becomes the beneficial owner of 15% or more of the then outstanding shares of our common stock (except pursuant to (A) certain consolidations or mergers involving us or sales or transfers of the combined assets or earning power of us and our subsidiaries or (B) an offer for all of the outstanding shares of common stock at a price and upon terms and conditions determined by a majority of the board of directors to be in our and our stockholders best interest), or (iii) there occurs a reclassification of securities, a recapitalization or any of certain business combinations or other transactions (other than certain consolidations and mergers involving us and sales or transfers of the combined assets or earning power of us and our subsidiaries) involving us or any of our subsidiaries which has the effect of increasing by more than 1% the proportionate share of any class of our outstanding equity securities or any of our subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate there), each holder of a right (other than an Acquiring Person, certain related parties and transferees) will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities) having a value equal to two times the exercise price of the right. Following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any Acquiring Person will be null and void.

  "Flip Over" Feature

     If at any time following the Stock Acquisition Date:

      -- We are acquired in a merger or business combination transaction in which we are not the surviving corporation;

      -- We are the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

      -- more than 50% of the combined assets or earning power of our and our subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to our subsidiaries as specified in the rights agreement), each holder of a right shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the right.

     In order to prevent dilution, the purchase price payable, the number and kind of shares covered by each right and the number of rights outstanding are subject to adjustment from time to time in accordance with the terms of the rights agreement.

  Redemption of Rights

     Generally, at any time until 10 business days following the Stock Acquisition Date, we may redeem the rights in whole, but not in part, at a price of $.0l per right (payable in cash, shares of common stock or other consideration deemed appropriate by the board of directors). Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.0l redemption price.

  Series A Junior Participating Preferred Stock

     Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $2.50 per share, and

(ii) 100 times the dividend, if any, declared per share of common stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment equal to 100 times the par value per share plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment. Each share of Series A Junior Participating Preferred Stock will have 100 votes and, except as otherwise provided in the certificate of incorporation or applicable law, will vote together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount per share of common stock received in such merger, consolidation or other transaction. These rights are protected by customary anti-dilution provisions. The shares of Series A Junior Participating Preferred Stock will, if issued, be junior to any other series of preferred stock authorized and issued by us, unless the terms of the series provide otherwise. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Junior Participating Preferred Stock purchasable upon the exercise of each right should approximate the value of one share of common stock.

INDEMNIFICATION AGREEMENTS AND INSURANCE

     We maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was our director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against certain claims asserted against him or her and liabilities incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power or the obligation to indemnify him against such liability under the provisions of our certificate of incorporation and by-laws.

     We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require us to indemnify the officers and directors to the fullest extent permitted by law and to advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements, and cover executive officers and directors under our directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in our certificate of incorporation and by-laws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or by the stockholders to eliminate the rights it provides. Such unilateral action is possible with respect to the relevant provisions of the by-laws, at least as to prospective elimination of such rights.

                   DESCRIPTION OF WARRANTS AND WARRANT UNITS

     We may issue warrants, including warrants to purchase debt securities, common stock or preferred stock or any combination of the foregoing. Warrants may be issued independently or as part of a unit with any other securities and may be attached to or separate from the underlying securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

     A prospectus supplement relating to any warrants being offered will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. Such terms will include:

      --    the title of the warrants;

      --    the aggregate number of the warrants;

      --    the price or prices at which the warrants will be issued;

      -- the currencies in which the price or prices of the warrants may be payable;

      -- the designation, amount, and terms of the debt securities, common stock or preferred stock purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

      -- the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

      -- if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

      -- the price or prices at which the offered securities purchasable upon exercise of the warrants may be purchased;

      -- the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

      -- the minimum or maximum amount of the warrants that may be exercised at any one time;

      -- any terms relating to the modification of the warrants, including adjustments in the exercise price;

      --    information with respect to book-entry procedures, if any;

      --    a discussion of any material federal income tax considerations; and

      -- any other material terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

     The applicable prospectus supplement will describe the specific terms of any warrant units.

     The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of the applicable provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the warrants or any warrant units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of the warrants or warrant units and will be available as described in the heading "Where You Can Find More Information" above.

                              PLAN OF DISTRIBUTION

     We may sell the securities to or through one or more underwriters or dealers, and also may sell the securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of the securities. Only underwriters named in the prospectus supplement will be considered as underwriters of the securities offered by the prospectus supplement.

     We may distribute the securities at different times in one or more transactions. We may sell the securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of the securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the prospectus supplement.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act of 1933.

     We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase the securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of securities, we will indicate that in the prospectus supplement.

     In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the securities for their own account. In addition, underwriters may bid for, and purchase, securities in the open market to cover short positions or to stabilize the price of the securities. Finally, underwriters may reclaim selling concessions allowed for distributing the securities in the offering if the underwriters repurchase previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Each series of securities (other than our common stock) offered will be a new issue of securities and will have no established trading market. The securities (other than our common stock) may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any securities offered (other than with respect to our common stock).

                                 LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, will opine upon the legality of the securities.

                                    EXPERTS

     The consolidated financial statements and schedule of Gardner Denver, Inc. as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report for Gardner Denver, Inc. covering the December 31, 2003 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in the year ending December 31, 2002.

     The consolidated financial statements of Syltone plc and subsidiaries as of 31 March 2003 and 2002, and for the years ended 31 March 2003 and 2002, have been incorporated by reference herein in reliance upon the report of KPMG Audit Plc, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of nash_elmo Holdings LLC and subsidiaries as of December 31, 2003 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Arthur Andersen LLP, our former independent auditors, have audited the consolidated financial statements and schedule of Gardner Denver, Inc. as of December 31, 2001, and for the year ended December 31, 2001, as set forth in their report. We have incorporated by reference our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement from our Annual

Report on Form 10-K for the fiscal year ended December 31, 2003 in reliance on Arthur Andersen LLP's report.

     On August 31, 2002, Arthur Andersen ceased practicing before the SEC. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited such consolidated financial statements, and including its audit report in this prospectus. The cessation of Arthur Andersen's practice and the absence of such written consent from Arthur Andersen may limit your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     On June 26, 2002, our board of directors, based on a recommendation of the Audit and Finance Committee, dismissed Arthur Andersen LLP as our independent public accountants and approved the selection of KPMG LLP to serve as our independent public accountants for the year ending December 31, 2002.

     Arthur Andersen LLP's reports on our financial statements for the past two years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits for the fiscal year ended December 31, 2001 and through June 26, 2002, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference thereto in its report on our financial statements for such years. Also, during those years, there have been no "reportable events," as such term is used in Item 304(a)(1)(v) of Regulation S-K.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                               TABLE OF CONTENTS

                                            PAGE
                                           ------
PROSPECTUS SUPPLEMENT
About this Prospectus Supplement..........    S-i
Forward-Looking Statements................    S-i
Non-GAAP Financial Measures...............   S-ii
Market and Industry Data..................  S-iii
Prospectus Supplement Summary.............    S-1
Risk Factors..............................   S-13
Use of Proceeds...........................   S-20
Price Range of Common Stock...............   S-20
Dividend Policy...........................   S-20
Capitalization............................   S-21
Unaudited Pro Forma Consolidated Financial
  Statements..............................   S-23
Selected Consolidated Financial
  Information of Gardner Denver...........   S-32
Selected Consolidated Financial
  Information of Thomas Industries........   S-34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations                                 S-36
Our Industry..............................   S-48
Our Business..............................   S-49
Management................................   S-55
Description of Capital Stock..............   S-57
Underwriting..............................   S-58
Legal Matters.............................   S-61
Experts...................................   S-61
Index to Consolidated Financial
  Statements..............................    F-1
PROSPECTUS
Where You Can Find More Information.......      i
Forward-Looking Statements................     ii
Information About Gardner Denver..........      1
Use of Proceeds...........................      2
Ratio of Earnings to Fixed Charges........      2
Description of Debt Securities............      3
Description of Our Capital Stock..........     10
Description of Warrants and Warrant
  Units...................................     15
Plan of Distribution......................     15
Legal Opinion.............................     16
Experts...................................     16


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                                5,000,000 SHARES

                                 (GARDNER LOGO)
                                  COMMON STOCK
                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                                 APRIL 28, 2005

                            BEAR, STEARNS & CO. INC.
                                    JPMORGAN
                            KEYBANC CAPITAL MARKETS

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